

New Jersey Resources

www.njresources.com

2020 PROXY STATEMENT

WEDNESDAY, JANUARY 20, 2021
VIRTUAL MEETING SITE: virtualshareholdermeeting.com/NJR2021

NEW JERSEY RESOURCES CORPORATION
1415 Wyckoff Road
Wall, New Jersey 07719

New Jersey Resources

Notice of Annual Meeting of Shareowners

LOGISTICS:

 **WEDNESDAY, JANUARY 20, 2021**
9:30 a.m., Eastern Time

 **ONLINE, VIA WEBCAST AT**
www.virtualshareholdermeeting.com/NJR2021

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:

 **BY INTERNET**
www.proxyvote.com or scan the Quick Response "QR" Barcode on your proxy card.

 **BY TELEPHONE**
Call 1-800-690-6903 as noted on your proxy card.

 **BY MAIL**
Sign, date and return your proxy card in the enclosed envelope.

 **AT THE VIRTUAL MEETING**
You also may vote online during the annual meeting by following the instructions provided on the website during the annual meeting. See page 78 for instructions on how to attend the annual meeting.

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker or other holder of record to see which voting methods are available to you.

In light of the ongoing coronavirus disease 2019 (COVID-19) pandemic, for the health and safety of all of our stakeholders, including our employees and shareowners, and taking into account recent federal, state and local guidance that has been issued, we have determined that the New Jersey Resources Corporation Annual Meeting of Shareowners (the "Meeting") will be held in a virtual meeting format, via the internet, with no physical in-person meeting. We are permitted to hold the Meeting in this virtual format in accordance with recent legislation in the State of New Jersey that allows virtual meetings of shareowners during a state of emergency. The Meeting will not be held in-person unless the state of emergency is lifted in the State of New Jersey. In such event, we will announce alternative arrangements for the Meeting as promptly as practicable. Please monitor our Meeting website at www.virtualshareholdermeeting.com/NJR2021 for updated information.

If you plan to participate in the virtual Meeting, please see "Questions and Answers About the Meeting" under Question 12, "How do I attend the Meeting?" on page 78 of this proxy statement. Shareowners will be able to attend, vote and submit questions before and during the Meeting via the internet as described more fully under Question 19, "How do I ask a question at the Meeting?" on page 80 of this proxy statement. In future years, we intend to resume holding in-person annual meetings of shareowners under normal circumstances. To participate in the Meeting (e.g., submit questions and/or vote), you will need the control number provided on your proxy card, voting instruction card or Notice Regarding Availability of Proxy Materials.

The Meeting is being held for the following purposes:

The Board of Directors has fixed the close of business on November 30, 2020, as the record date (the "Record Date") for the determination of the shareowners entitled to notice of, and to vote at, the Meeting. Accordingly, only shareowners of record at the close of business on that date will be entitled to vote at the Meeting.

In accordance with U.S. Securities and Exchange Commission ("SEC") rules, we are furnishing proxy materials to our shareowners via the internet. You may read, print and download our Annual Report and Proxy Statement at *http://investor.njresources.com/annual-proxy.cfm.*

On or about December 11, 2020, we will mail our shareowners a notice containing instructions on how to access our 2020 Proxy Statement and Annual Report, how to vote by internet, by telephone or mail, and how to attend the virtual Meeting. The notice will also provide instructions on how to request a paper copy of these documents.

A cordial invitation is extended to you to attend our virtual Meeting. Regardless of whether you plan to attend the Meeting, it is important that your shares are represented and voted at the Meeting. If you received a paper copy of the proxy card or voting instructions by mail, you can vote by signing, dating and returning that document. Your proxy may be revoked at any time before it is exercised in the manner set forth in the Proxy Statement.

Registered shareowners and participants in plans holding shares of our Common Stock may vote by telephone, by internet, or by mail. To use these convenient services, follow the steps detailed in the instructions for voting that are attached to the proxy card. Beneficial owners of shares of our Common Stock held in street name through a bank or brokerage account should follow the voting instruction for voting their shares from the institution that holds such shares. Please note that in the absence of specific instructions as to how to vote, brokers may not vote your shares on the election of directors or the non-binding proposal regarding the compensation of our named executive officers. Please return your proxy card so your vote can be counted. I hope you will attend the Meeting, but even if you cannot, please vote your shares as promptly as possible.

Thank you.

Wall, New Jersey
**Dated:
December 11, 2020**



Richard Reich
*Corporate Secretary and Assistant
General Counsel*

Message from our President and CEO



Steve Westhoven
President and CEO
December 11, 2020

$2.07
PER SHARE
NET FINANCIAL EARNINGS[1]

+6.4%
DIVIDEND INCREASE,
OUR 27ᵀᴴ OVER THE
PAST 25 YEARS

"On behalf of our entire company, thank you for your continued confidence and investment in NJR."

Dear Shareowner,

Fiscal 2020 was my first full year as president and CEO and, in the face of many challenges, was another solid year for NJR. With our talented team and core strengths — a strong financial profile, disciplined capital allocation, and a diverse investment portfolio — we continue to deliver results. This year, we achieved net income of $2.05 per share and net financial earnings of $2.07 per share. We increased our dividend by 6.4 percent, which was our 27ᵗʰ dividend increase over the past 25 years. We accomplished all of this during the global outbreak of COVID-19, which has fundamentally changed every aspect of our lives and how we work and engage as a team.

I encourage you to read our Annual Report to learn more about our fiscal 2020 accomplishments, and I hope you will join us at our Annual Meeting on January 20, 2021, at 9:30 a.m., Eastern Time, via webcast at www.virtualshareholdermeeting.com/NJR2021.

During the Annual Meeting, we will vote on the following items:

1. The election as directors of five nominees to our Board of Directors named in our Proxy Statement — one for a term expiring in 2022 and four for terms expiring in 2024;

2. Approval of a non-binding advisory resolution on the compensation of our named executive officers; and

3. Ratification of the appointment by our Audit Committee of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2021.

Your vote is important. Whether or not you plan to attend the Annual Meeting, I encourage you to vote via internet, telephone or mail to ensure your shares are properly represented.

On behalf of our entire company, thank you for your continued confidence and investment in NJR. Looking ahead, we have a strong foundation for growth and will work to maximize our expertise to identify strategic opportunities that support our long-term goals.

Sincerely,

---

(1) *NFE is a financial measure not calculated in accordance with generally accepted accounting principles (GAAP) of the United States and is discussed in greater detail beginning on page 40 of this Proxy Statement under "Net Financial Earnings Component." For a full discussion of NFE and a reconciliation to net income, please see our most recent Annual Report on Form 10-K filed on November 30, 2020, Part II, Item 7.*

Table
of Contents

Proxy Statement

Annual Meeting of Shareowners January 20, 2021

This Proxy Statement sets forth certain information with respect to the accompanying proxy to be used at the Annual Meeting of Shareowners (the "Meeting") of New Jersey Resources Corporation, or at any adjournments or postponements thereof, for the purposes set forth in the accompanying Notice of Annual Meeting. Due to public health concerns relating to the coronavirus disease 2019 ("COVID-19"), the Board of Directors (the "Board") is planning for the Meeting to be held solely online. If the Governor of New Jersey lifts the current state of emergency between now and the date of the Meeting, we will be required by law to allow shareowners to attend the Meeting in person. If we are required to host a physical in-person 2021 Annual Meeting of Shareowners, we will announce the decision to do so in advance and will set forth details on how to participate in a press release available at njresources.com. The Meeting will be called to order at 9:30 a.m., Eastern Time, on Wednesday, January 20, 2021. The Board solicits this proxy and urges you to vote immediately. Unless the context otherwise indicates, reference to "New Jersey Resources," "NJR," "we," "us," "our" or "the Company" means New Jersey Resources Corporation and its affiliates.

The Board is making these materials available to you on the internet or, upon your request, delivering printed versions of these materials to you by mail. On or about December 11, 2020, we will mail a notice to shareowners containing instructions on how to access the Proxy Statement and Annual Report and how to vote.

Election of Directors

Item 1   On Proxy Card

The Board currently consists of 12 members divided into three classes with overlapping terms. Our Restated Certificate of Incorporation, as amended, provides that the Board shall be divided into three classes, which shall be as nearly equal in number as possible. Five individuals have been nominated for election as directors at the Meeting: M. William Howard has been nominated for a one-year term expiring in 2022, and until his successor is elected and has been qualified, given that he will have reached the mandatory retirement age by the end of his term; and Donald L. Correll, James H. DeGraffenreidt, Jr., M. Susan Hardwick and George R. Zoffinger have each been nominated for a three-year term expiring in 2024, and until their respective successors are elected and have been qualified. Ms. Hardwick was elected as a director by the Board, effective September 9, 2020.

Each of the nominees is currently serving as a director of the Company and, with the exception of Ms. Hardwick, was previously elected to the Board by our shareowners for a term expiring at the Meeting. There were no nominee recommendations from shareowners submitted in accordance with our By-Laws, as amended and restated. Unless otherwise indicated on a proxy, the proxy holders intend to vote the shares each proxy represents for all nominees for election as directors.

Under New Jersey law, directors are elected by a plurality of the votes cast at an election. The Company's Corporate Governance Guidelines provide, however, that any nominee for director in an uncontested election who receives a greater number of shareowner votes "withheld" from his or her election than votes "for" his or her election must promptly tender his or her resignation to the Board for consideration. The Board's Nominating/Corporate Governance Committee ("NCGC") will then evaluate the best interests of the Company and will recommend to the Board whether to accept or reject the tendered resignation. Following the Board's determination, the Company will disclose the Board's decision of whether to

accept the resignation and an explanation of how the decision was reached.

Proxies solicited by the Board will be voted in favor of the nominees listed below, unless otherwise specified in the proxy. All of the nominees proposed by the Board have consented to serve if elected. We know of no reason why the nominees would not be available for election or, if elected, would be unable to serve. While we do not anticipate that any of the nominees will be unable to serve, if any should be unable to serve, the proxy holders reserve the right to substitute any other person approved by the Board.

The NCGC looks for our current and potential directors collectively to have a mix of skills and qualifications that provide the foundation for sound governance and align with the Company's strategy.

> It is of critical importance to the Company that the NCGC recruit directors who help achieve the goal of a well-rounded, diverse Board that functions as a collegial and cohesive unit.

We have included a chart that summarizes the qualifications, attributes, skills and experience of the full Board on page 7. As part of each director's biography, we have also included a brief summary of qualifications and experience. Set forth below is information for each nominee and director concerning the age, principal occupation, employment and directorships during the past five years, positions with the Company, the year in which he or she first became a director of the Company and his or her term of office as a director. Also, as part of each director's biography, is a brief discussion of the specific experience, qualifications, attributes or skills that led to the Board's conclusion that, in light of our business and structure, each nominee and director should serve as a director as of the date of this Proxy Statement.

Summary of Director Qualifications and Experience

We believe effective oversight comes from a Board that represents a diverse range of experience and perspectives that provides the collective qualifications, attributes, skills and experience necessary for sound governance. The NCGC establishes and regularly reviews with the Board the qualifications, attributes, skills and experience that it believes are desirable to be represented on the Board to ensure that they align with the Company's long-term strategy. The most important of these are described below, and the number of directors possessing those skills and experience is indicated.

Utility — Experience in operating a regulated utility business, such as our principal subsidiary, New Jersey Natural Gas Company	**6**
Regulatory/Government — Experience in interacting with regulators and policymakers and/or working within government agencies	**11**
Finance/Accounting/Risk Management — Financial and risk management expertise, and/or experience as a public company CFO or audit partner	**9**
Corporate Governance — Experience in public company corporate governance-related issues and best practices	**9**
Technology/Cybersecurity — Experience with technology innovations and/or with oversight of cybersecurity programs	**2**
Energy Services/Commodity Trading — Experience in the energy services industry, including wholesale energy marketing, energy trading, and delivery of midstream energy service and/or storage	**6**

Community/Public Relations — Experience in community affairs, public relations and/or marketing	**6**
Legal — Experience and/or formal education as an attorney	**2**
Environmental — Experience with oversight of environmental policy, regulation and business operation matters	**4**
Renewable Energy/Energy Efficiency — Experience in the renewable energy industry, including solar energy generation and distribution and/or experience linking green initiatives to commercial opportunities	**5**
Leadership Development/Succession Planning — Experience in talent management, leadership development and succession planning to ensure a pipeline of leadership for an organization	**9**
Strategic Planning — Experience in strategic planning and growth and value creation	**12**

SIGNIFICANT TIES TO NEW JERSEY



7

BOARD DIVERSITY

3 Women Directors | **3** Ethnic/Racially Diverse Directors

BOARD TENURE



9.1 Average Tenure

2 >15 Years
5 <5 Years
4 11-15 Years
1 6-10 Years

Nominee for Election as Director for a One-Year Term Expiring in 2022

M. WILLIAM HOWARD, JR.	



RETIRED Pastor, Bethany Baptist Church

Age 74

Director since: **2005**



Biography:

Retired. Pastor of Bethany Baptist Church, Newark, New Jersey, from 2000 to 2015; President, New York Theological Seminary, from 1992 to 2000; President of the National Council of Churches from 1979 to 1981; Past Chairman and Member, Rutgers University Board of Governors, from 2004 to 2014; Director Emeritus, Choose New Jersey.

Mr. Howard is an experienced local and national community leader with extensive familiarity with communities and contacts within and outside our service area. His work and experience in the public sector, including his experience leading religious institutions, bring unique and valuable perspectives and disciplines to the Board's deliberations and decision-making processes, particularly with regard to issues of corporate citizenship and community relations.

Other Public Company Directorships:
- None

Nominees for Election as Director for a Three-Year Term Expiring in 2024

DONALD L. CORRELL	



(Chairman of the NJR Board and Chair of the Executive Committee) Chief Executive Officer and Co-Founder, Water Capital Partners LLC

Age 70

Director since: **2008**



Biography:

Chief Executive Officer and Co-Founder, Water Capital Partners LLC, a firm that invests in, advises about and manages water and wastewater infrastructure assets and operations, since January 2011. President and Chief Executive Officer and member of the Board of Directors of American Water Works, Inc., a New Jersey-based public water utility holding company, from April 2006 to August 2010; President and Chief Executive Officer and member of the Board of Directors of Pennichuck Corporation, a New Hampshire-based public water utility holding company, from 2003 to 2006; Chairman, President and Chief Executive Officer of United Water Resources, a public water services company, from 1991 through 2001. From 2001 to 2003, Mr. Correll served as an independent advisor to water service and investment firms on issues relating to marketing, acquisitions and investments in the water services sector.

Mr. Correll's experience with utility companies, through his leadership of American Water Works and other water services companies, has given him an understanding of the regulatory and operational issues that we face. In his positions as a chief executive officer, chairman and director of a public company and as a certified public accountant, he gained experience in financial policy and risk oversight that is essential to his position as a member of the Audit Committee. In these roles he also gained significant experience that is relevant to his position as the Chairman of the Board of Directors of NJR and Chair of the Executive Committee.

Other Public Company Directorships:
- Encompass Health Corporation (NYSE: EHC) (June 2005 – Present)

JAMES H. DEGRAFFENREIDT, JR.



RETIRED
Chairman and
Chief Executive
Officer, WGL
Holdings, Inc.

Age 67

Director
since: **2019**

Biography:

Retired. Chairman and Chief Executive Officer of WGL Holdings, Inc., a public utility holding company, and Washington Gas Light Company, a natural gas utility, from October 2001 to October 2009; President, WGL Holdings, Inc., from 1994 to 2001. Past chair, American Gas Association, from January 2007 to December 2007. Director, Harbor Bankshares Corporation, from April 1996 to present. Director, Massachusetts Mutual Life Insurance Company, since 2002.

As the former chief executive officer of a New York Stock Exchange listed public utility holding company and from his past service as a chair of the American Gas Association, Mr. DeGraffenreidt brings significant public utility experience to the Board and significant public company experience. Mr. DeGraffenreidt's experience as a board member, including two years as industry co-chair, of the Alliance to Save Energy, an organization which promotes energy efficiency and environmental stewardship, brings an important perspective to our Board's oversight of those issues and aligns with the Company's business strategy. Earlier in his career, Mr. DeGraffenreidt was an attorney with significant experience and expertise in regulatory issues and he also previously served as a utility consumer advocate, which provides him with particularly unique insight regarding the perspectives of the Company's stakeholders and the regulatory matters affecting the Company. His background and wide ranging expertise in the natural gas industry enables him to provide valuable insight as a member of the Board.

Other Public Company Directorships:
- Vectren Corporation (NYSE: VCC) (March 2010 – February 2019)

M. SUSAN HARDWICK



Executive Vice
President and
Chief Financial
Officer, American
Water Works
Company, Inc.

Age 58

Director
since: **2020**

Biography:

Executive Vice President and Chief Financial Officer of American Water Works, Inc., the largest publicly traded U.S. water and wastewater utility company, since July 2019, and Executive Vice President - Finance from June 2019 to July 2019; Ms. Hardwick previously served as the Executive Vice President and Chief Financial Officer of Vectren Corporation, a diversified energy holding company with utility subsidiaries in the natural gas and electricity markets and other non-regulated businesses, which was sold to CenterPoint Energy, Inc. on February 1, 2019. Ms. Hardwick joined Vectren Corporation in January 2000 and served in a variety of positions, including Vice President, Controller and Assistant Treasurer; Senior Vice President, Finance; Senior Vice President, Chief Financial Officer; and Executive Vice President and Chief Financial Officer.

Ms. Hardwick's experience as Chief Financial Officer of multiple utility companies, her experience developing and executing business and financial strategy for regulated utility and market-based businesses as well as her experience overseeing accounting and finance functions, enterprise risk management, investor relations as well as customer operations and regulatory services provide her with a wide-range of financial expertise that enhances the Board and makes her uniquely qualified as a member of the Audit Committee.

Other Public Company Directorships:
- None

GEORGE R. ZOFFINGER



President and
Chief Executive
Officer,
Constellation
Capital Corp.

Age 72

Director
since: **1996**

Biography:

President and Chief Executive Officer, Constellation Capital Corp., a financial services company, since December 2007; President and Chief Executive Officer, New Jersey Sports & Exposition Authority, the operating company of MetLife Sports Complex, from March 2002 to December 2007; Chairman, New Brunswick Development Corporation, a not-for-profit urban real estate development company.

Mr. Zoffinger's leadership experience and work with public companies has provided him financial, corporate governance and real estate development expertise and experience with executive compensation issues, which are important to his role as a member of the NCGC. In addition, he brings to the Board corporate development experience and knowledge gained from his leadership and board positions, including his tenure on the Board.

Other Public Company Directorships:
- None

 THE BOARD RECOMMENDS THAT SHAREOWNERS VOTE "**FOR**" ALL OF THE PROPOSED DIRECTOR NOMINEES LISTED ABOVE.

Directors with Terms Expiring in 2022

GREGORY E. ALIFF



(Chair, Audit Committee) RETIRED Partner, Deloitte & Touche LLP

Age 67

Director since: **2019**

Biography:

Retired. Partner, Deloitte & Touche LLP, an independent accounting firm, from June 1987 to May 2015. From February 2002 to May 2013, Mr. Aliff served as Vice Chairman and Senior Partner of Energy & Resources, where he oversaw all professional services to the sector. From June 2013 to May 2015, he led Deloitte's U.S. Energy and Natural Resources Management Services.

Mr. Aliff's experience as a long-term partner at Deloitte & Touche LLP, including in particular his focus on energy and natural resources, provided him not only with an extensive financial and accounting background that adds depth to our Audit Committee, but also a focus on our industry that uniquely qualifies him to serve on our Board and Chair of the Audit Committee. His service on the board of directors of other regulated entities that are also public companies provides him with important experience and perspectives with respect to risk management, operations, the regulatory compliance required for highly regulated businesses, and public company best practices.

Other Public Company Directorships:
- California Water Service Group, Inc. (NYSE: CWT) (September 2015 – Present)
- SCANA Corporation (NYSE: SCG) (October 2015 – December 2018)

ROBERT B. EVANS



RETIRED President and Chief Executive Officer, Duke Energy Americas

Age 72

Director since: **2009**

Biography:

Retired. President and Chief Executive Officer of Duke Energy Americas, a business unit of Duke Energy Corp., ("Duke Energy") from 2004 to 2006; transition executive for Energy Services, a business unit of Duke Energy, during 2003; President of Duke Energy Gas Transmission, a business unit of Duke Energy, from 1998 to 2002 and President and Chief Executive Officer from 2002 to 2003.

Mr. Evans' experience in senior leadership and board positions for other energy companies has positioned him to bring executive, corporate development, operational and financial experience and industry knowledge to his role as a member of the Board. His extensive executive experience with the natural gas transmission business and wholesale natural gas trading business of Duke Energy and Targa Resources Partners provides the Board with valuable knowledge of those aspects of the energy industry and has provided him with the experience and knowledge to serve on the Board.

Other Public Company Directorships:
- Targa Resources Corp. (NYSE: TRGP) (March 2016 – Present)
- ONE Gas, Inc. (NYSE: OGS) (2014 – Present)
- Sprague Resources LP (NYSE: SRLP) (October 2013 – October 2018)

THOMAS C. O'CONNOR



RETIRED Chairman, President and Chief Executive Officer, DCP Midstream, LLC

Age 64

Director since: **2017**

Biography:

Retired. Chairman, President and Chief Executive Officer, DCP Midstream, LLC, one of the nation's largest gas gatherers, processors and marketers of natural gas liquids, from 2007 through March 2013. From 1987 to 2007, held a variety of positions with Duke Energy in that company's natural gas pipeline, electric and commercial business units.

Mr. O'Connor has extensive experience leading regulated and unregulated natural gas and electric midstream and distribution operations and wholesale energy trading businesses from his years as an executive leading DCP Midstream and Duke Energy. He also has board level experience in solar energy facility development, operations and valuation. His vast knowledge and executive leadership experience give him a strong operational and strategic background with knowledge of many of the issues that face both regulated and unregulated energy companies, particularly with respect to the natural gas industry.

Other Public Company Directorships:
- Keyera Corporation (TSO: KEY) (January 2014 – Present)
- 8Point3 Energy Partners LP (NASDAQ: CAFD) (June 2015 – June 2018)
- Andeavor Logistics LP (formerly Tesoro Logistics LP) (NYSE: ANDX) (May 2011 – January 2018)

Directors with Terms Expiring in 2023

STEPHEN D. WESTHOVEN



President and Chief Executive Officer, New Jersey Resources

Age 52

Director since: 2018



Biography:

President and Chief Executive Officer of New Jersey Resources since October 2019. Prior to his current role, Mr. Westhoven served as President and Chief Operating Officer of New Jersey Resources from October 2018 to September 2019; Executive Vice President and Chief Operating Officer of New Jersey Resources from November 2017 to September 2018; Senior Vice President and Chief Operating Officer of NJR Energy Services (NJRES) and NJR Clean Energy Ventures (NJRCEV) from October 2016 to November 2017; Senior Vice President of NJRES from May 2010 to September 2016. Director, Choose New Jersey; Director, American Gas Association.

Mr. Westhoven has been with the Company since 1990. His leadership and contributions have been instrumental to the growth of our businesses. His experience leading NJRES and NJRCEV, as well as his knowledge of natural gas markets, provides the Board with unique insight into the energy industry. Further, through Mr. Westhoven's years of service as an executive officer of the Company, he has developed extensive knowledge in the areas of leadership, finance, strategy, risk oversight, safety, management and corporate governance, each of which provides great value to the Board. This experience and Mr. Westhoven's role in developing NJR's strategy are assets to the Board.

Other Public Company Directorships:
• None

JANE M. KENNY



(Chair, Nominating/ Corporate Governance Committee) Co-Owner and Managing Partner, The Whitman Strategy Group, LLC

Age 69

Director since: 2006



Biography:

Co-owner and Managing Partner, The Whitman Strategy Group, LLC, a consulting firm specializing in governmental relations and environmental and energy issues, since January 2005; Regional Administrator of the Environmental Protection Agency, overseeing the federal agency's work in New York, New Jersey, Puerto Rico and the Virgin Islands, from November 2001 to December 2004; Commissioner of the New Jersey Department of Community Affairs from May 1996 to November 2001; Chief of Policy to the Governor of New Jersey from 1994 to 1996.

Ms. Kenny's extensive public policy experience, especially with respect to environmental, energy and government relations issues, particularly as Administrator for Region 2 of the United States Environmental Protection Agency and a top advisor to three governors of New Jersey, is essential for the Board of a company like ours that regularly faces such issues. That experience, as well as her firm's active consulting practice on environmental, energy and public policy matters through which she is actively and presently engaged in cutting-edge issues in the field, has provided Ms. Kenny an understanding of the energy industry, which is important in assisting the Board with monitoring and evaluating our business.

Other Public Company Directorships:
• None

SHARON C. TAYLOR



(Chair, Leadership
Development and
Compensation
Committee)
RETIRED Senior
Vice President,
Human
Resources,
Prudential
Financial

Age 66

Director
since: **2012**

Biography:

Retired. Senior Vice President, Human Resources, Prudential Financial, a global financial services company, from June 2002 to August 2017; Trustee of the Horizon Foundation for New Jersey; Trustee of National Academy of Human Resources Foundation; Director, Executive Leadership Council Foundation; Trustee, Montclair Art Museum.

Ms. Taylor has an extensive background and expertise in human resources, particularly in the areas of executive compensation, employee benefits, talent and senior officer succession management, diversity and inclusion, and labor and employee relations. She has also worked in the areas of vendor governance, corporate social responsibility and impact investing, operations and systems, business continuity, risk management, and privacy. That background, together with her broad experience as a senior executive officer of one of the nation's largest financial services companies and her service on the boards of several organizations in key leadership roles, provides the Board with an important perspective in the critical areas of human capital planning and management, succession and strategic planning, operational effectiveness, risk controls and privacy. Her extensive experience in the aforementioned areas provide her with an ideal background to serve as the Chair of NJR's Leadership Development and Compensation Committee (the "LDCC").

Other Public Company Directorships:
● None

DAVID A. TRICE



RETIRED
President and
Chief Executive
Officer, Newfield
Exploration
Company

Age 72

Director
since: **2004**

Biography:

Retired. Chairman from September 2004 to May 2010, President and Chief Executive Officer from February 2000 to May 2009, President and Chief Operating Officer from 1999 to 2000, and Vice President — Finance and International from 1997 to 1999, Newfield Exploration Company, a public independent crude oil and natural gas exploration and production company.

A career with over 30 years of experience with energy companies such as Newfield Exploration Company has given Mr. Trice extensive knowledge of the energy industry, particularly natural gas, as well as other operational expertise, which is essential to our Board in understanding and evaluating our business. Mr. Trice also brings to our Board experience gained from holding senior leadership and board positions with public companies and industry groups, including the areas of risk oversight, financial policy, executive compensation and corporate governance matters, which are particularly relevant to his service on the LDCC and the NCGC. In addition, Mr. Trice's extensive experience in the energy industry and his familiarity with the relevant issues provide the Board with a valuable perspective.

Other Public Company Directorships:
● McDermott International, Inc. (NYSE: MDR) (May 2009 – May 2018)
● Chair, QEP Resources, Inc. (NYSE: QEP) (May 2011 – May 2020)

● Select Energy Services, Inc. (NYSE: WTTR) (November 2017 – Present)

Director Nominations and Evaluation Processes

Director Candidate Recommendations and Nominations by Shareowners

The NCGC's charter provides that the NCGC will consider qualified director candidate recommendations by shareowners. Shareowner nominees will be evaluated under the same standards as nominees recommended by management or the non-management members of the Board. Recommendations should be sent to Office of the Corporate Secretary, New Jersey Resources Corporation, 1415 Wyckoff Road, Wall, New Jersey 07719. Under our By-Laws, as amended and restated, the Corporate Secretary must receive any nomination for

director on or before October 22, 2021, for consideration at the 2022 Annual Meeting of Shareowners. In addition, in accordance with our By-Laws, as amended and restated, any shareowner entitled to vote for the election of directors may nominate persons for election to the Board if such shareowner complies with the procedures set forth in the By-Laws, as amended and restated, and summarized under "Questions and Answers About the Meeting" under Question 20, "How do I make a shareowner proposal for the 2022 Annual Meeting of Shareowners?" on page 80. The NCGC did not receive any recommendations from any shareowners in connection with the Meeting.

NCGC Process for Identifying and Evaluating Director Candidates



Assessment
NCGC assesses skills and characteristics of Board members in context of business strategy

Analysis
NCGC conducts analysis to determine current and future gaps and needs in Board composition

Development
Candidate list is developed with recommendations by directors, management and/or shareowners

Interviews
NCGC screens potential candidates, conducts interviews and screens for independence and potential conflicts

Recommendation
Successful nominees recommended to the Board by the NCGC

Selection
Board evaluates and selects nominees to the Board

The NCGC identifies and evaluates all director candidates in accordance with the director qualification standards described in the Corporate Governance Guidelines. The NCGC evaluates a candidate's qualifications to serve as a member of the Board based on the background and expertise of individual Board members, as well as the background and expertise of the Board as a whole. Successful nominees bring the skills, talents, knowledge and expertise to ensure that the composition, structure and operation of the Board serves the best interests of our shareowners. In addition, the NCGC will evaluate a candidate's independence and his or her background and expertise in the context of the Board's needs.

The NCGC considers, when identifying first-time candidates to the Board, the appropriate skills and characteristics required of Board members in the context of the Company's business and strategy and the current make-up of the Board. The NCGC also regularly assesses the appropriate skills and characteristics of Board members. This assessment of Board skills, experience, and background includes numerous factors, such as understanding of, and experience in, relevant industries; accounting, finance, legal, environmental issues, technology and senior leadership expertise; and diversity with respect to race, ethnicity, gender and the communities we serve. The NCGC is committed to actively seeking women and minority candidates for the pool from which Board candidates are chosen.

To ensure that the Board's composition reflects the particular needs of the Board and the Company, the NCGC incorporates this broad view of diversity into its review and evaluation of new candidates and incumbent nominees in its director nomination process. The NCGC and Board monitor the effectiveness of this process through the Board's self-evaluation process.

Sources of Nominees

The nomination of Ms. Hardwick was recommended by a non-management director currently serving on our Board. After considering the Board's needs and Ms. Hardwick's skills and experience, including her role as an executive with several regulated utilities, along with the other factors identified above, the NCGC determined to recommend Ms. Hardwick to the Board. Upon the recommendation of the NCGC, on August 13, 2020, the Board elected Ms. Hardwick, effective September 9, 2020.

The NCGC is authorized to engage professional search firms at the Company's expense to assist with the identification, evaluation and due diligence on potential nominees for Board vacancies. In 2020, the Company retained Korn/Ferry International, a third-party search firm that was paid a fee for its services, to assist with identifying potential nominees to the Board and performing appropriate due diligence on such candidates.

> As described under "Election of Directors" on page 6, the NCGC and the Board believe that the current composition of the Board reflects a group of highly talented individuals with diverse backgrounds, skills, professional and industry experience, and other personal qualities and attributes best suited to perform oversight responsibilities for the Company and its shareowners.

Annual Director Performance Evaluations

As required by our Corporate Governance Guidelines, the Board conducts an evaluation of its performance on an annual basis. The Board has the authority to retain advisors or consultants and to provide for their compensation by the Company, as the Board deems appropriate, to assist in designing and implementing such evaluation. Annually, all Board members participate in a self-assessment that is administered by the NCGC. The self-assessment focuses on the following areas: board structure and leadership, logistics, conduct of the meetings, discharge of board responsibilities, and Board culture and ethics. The Board members are also asked to identify ways to improve the effectiveness of the Board. During fiscal year 2020, the NCGC Chair interviewed each Board member to solicit their views on the Board's performance. The results of the interviews were shared with the NCGC and discussed with the Board. Feedback from the leadership team was also provided to the Board informally at the Board's request. Each of the Audit Committee, NCGC and the LDCC also conduct a self-evaluation administered by their committee chair on an annual basis.

Corporate Governance and Related Matters

Our business and affairs are managed under the direction of the Board in accordance with the New Jersey Business Corporation Act and our Restated Certificate of Incorporation and By-Laws, as amended and restated. Members of the Board are kept informed of our business through discussions with the Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board and its committees. The corporate governance practices we follow are summarized below.

Corporate Governance Policies

Board Structure and Independence

- ☑ All of our directors and nominees are independent, except for our CEO
- ☑ Split chair and CEO roles
- ☑ Our CEO is the only management director
- ☑ 100% independent Board committee members
- ☑ Chairman of the Board can call special meetings of the Board and actively supervises meeting materials, agendas and schedules
- ☑ Robust code of conduct applicable to directors, officers and employees and vendors of NJR
- ☑ Regular executive sessions of independent directors

Board Oversight

- ☑ Strong Board and management succession planning process
- ☑ Rigorous stock ownership guidelines for directors and executives
- ☑ Employees, directors and officers prohibited from hedging or pledging our stock
- ☑ Board responsible for risk oversight with specific risk areas delegated to relevant Board committees
- ☑ Robust Enterprise Risk Management (ERM) program to enable Board identification and monitoring of risk

Shareholder Rights

- ☑ Special meeting right for shareholders
- ☑ Classified Board
- ☑ Shareholders may act by written consent
- ☑ No "poison-pill" shareholders rights plan

Board Composition

- ☑ Diverse Board with effective mix of skills, experiences, and perspectives
- ☑ Diverse Board leadership on two committees
- ☑ Active Board refreshment with three new directors in last 20 months
- ☑ Effective annual Board and Board committee director evaluation process
- ☑ Director resignation policy in uncontested director elections

In connection with the Board's periodic review of our governance documents, in July 2020 the Board updated our bylaws in order to, among other things: set the maximum size of the Board at 13 directors; revise and update the timing and information requirements of the advance notice provisions for director nominations and stockholder proposals; clarify the procedures for filling vacancies and newly created directorships; allow for special meetings of the Board with one day notice or less, if necessary or appropriate under the circumstances; clarify the procedures for Board meetings, including those held solely by means of remote communication, clarify the procedures for stockholder meetings, including those held solely by means of remote communication; revise and update the timing for business to be properly brought before an annual meeting by a proponent; clarify the powers of the presiding person of a stockholder meeting to adjourn or recess a meeting and to regulate the conduct of such meeting; add provisions regarding appointing inspectors of election; authorize the formation of an Emergency Management Committee in the event of a catastrophic event if a quorum of the Board cannot be convened to act; revise and update the indemnification provisions applicable to officers and directors of the Company; and make technical, conforming or clarifying changes to certain other provisions. We have reflected these bylaw updates in this Proxy Statement.

Board Meetings and Attendance at Annual Meeting of Shareowners

During fiscal year 2020, there were nine meetings of the Board. Each director attended more than 75 percent of the combined meetings of the Board and the committees on which she or he served during the fiscal year. We encourage all directors to attend our annual shareowners' meetings. All of the directors serving at the time of the 2020 Annual Meeting of Shareowners held in January 2020 attended the annual meeting.

Board Standards of Independence

The Board sets our independence standards ("Company Independence Guidelines") in our Corporate Governance Guidelines. The Company Independence Guidelines provide that a majority of the Board must be independent under the independence standards established by the Corporate Governance Guidelines, the New York Stock Exchange ("NYSE") and the SEC as in effect from time to time. For a Board member or candidate for election to the Board to qualify as independent, the Board must determine that the person and his or her immediate family members do not have a material relationship with us (either directly or as a partner, shareowner or officer of an organization that has a relationship with us) or any of our affiliates. Under the categorical standards adopted by the Board, a member of the Board is not independent if:

- the director is, or has been within the last three years, our employee, or an immediate family member is, or has been within the last three years, an executive officer of the Company

- the director has received, or has an immediate family member who has received, during any 12-month period within the last three years, more than $120,000 in direct compensation from us, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service)

- (I) the director is a current partner or employee of a firm that is our internal or external auditor; (II) the director has an immediate family member who is a current partner of such a firm; (III) the director has an immediate family member who is a current employee of such a firm and personally works on our audit; or (IV) the director or an immediate family member was, within the last three years, a partner or employee of such a firm and personally worked on our audit within that time

- the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of our present executive officers at the same time serves or served on that company's compensation committee

- the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, us for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or two percent, of such other company's consolidated gross revenues

The Board will also consider a director's charitable relationships. Contributions to tax-exempt organizations are not considered payments for purposes of the test in the final bullet point above, provided that we are required to disclose in our annual proxy statement any such contributions made by us to any tax-exempt organization in which any independent director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year from us to the organization exceeded the greater of $1 million, or two percent, of such tax-exempt organization's consolidated gross revenues.

For purposes of the above independence standards, an "immediate family member" includes a person's spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone (other than domestic employees) who shares such person's home. When applying the look-back provisions set forth above, the Board need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

A Board member may sit on the board of any of our affiliates if, except for being a director on each such board of directors, the member otherwise meets the independence requirements for each such entity, including the receipt of only ordinary-course compensation for serving as a member of the board of directors. Each member of the Board must submit a letter of resignation to the Chairman of the Board when the member changes his or her principal occupation or employment, or leaves or retires from the business with which such occupation or employment was carried out. The letter will be submitted to the NCGC, which will make a recommendation to the Board regarding such director's continued service on the Board. The Board will then determine whether to accept such resignation.

With the exception of Mr. Westhoven, the President and Chief Executive Officer, the Board has affirmatively determined that each current member of the Board is independent in accordance with the above standards. Additionally, we made no contributions during fiscal year 2020 to any charitable organization in which an independent director had served as an executive officer in any single fiscal year within the preceding three fiscal years in an amount in excess of the greater of $1 million, or two percent, of the charitable organization's consolidated gross revenues. The Company Independence Guidelines are described in the Corporate Governance Guidelines available free of charge on our website at investor.njresources.com under the caption "Corporate Governance."

> **Where to Find Our Corporate Governance Documents:**
> Copies of the following Board committee charters and governance documents can be found at https://investor.njresources.com/governance/governance-documents/default.aspx: Corporate Governance Guidelines; the charters of the Audit Committee, Leadership Development and Compensation Committee, and Nominating/Corporate Governance Committee; the By-laws, as amended; the NJR Code of Conduct; and the Wholesale Trading Code of Conduct. A printed copy of each of these documents is available free of charge to any shareowner who requests it by contacting the Corporate Secretary in writing at Office of the Corporate Secretary, New Jersey Resources Corporation, 1415 Wyckoff Road, Wall, New Jersey 07719.

Certain Relationships and Related Person Transactions

Our Board has adopted a written related person transaction policy that governs the review, approval or ratification of covered related person transactions. Our Audit Committee manages this policy. The policy generally provides that we may enter into a related person transaction only if:

- the Audit Committee approves or ratifies such transaction in accordance with the guidelines set forth in the policy,
- the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party,
- the transaction is approved by the disinterested members of the Board, or
- the transaction involves compensation approved by the LDCC.

In the event our management recommends a related person transaction to the Audit Committee, that transaction must be presented to the Audit Committee for approval. After review, the Audit Committee will approve or disapprove such transaction. Our management will update the Audit Committee as to any material change to the proposed related person transaction at each subsequently scheduled Audit Committee meeting. When our General Counsel, in consultation with our Chief Executive Officer or our Chief Financial Officer, determines that it is not practicable or desirable for us to wait until the next Audit Committee meeting for approval of the transaction, the Chairman of the Audit Committee possesses delegated authority to act on behalf of the Audit Committee. The Audit Committee or the Chairman approves only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our shareowners, as the Audit Committee or the Chairman determines in good faith.

For purposes of this policy, a "related person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (or any of our subsidiaries) were, are or will be a participant, and the amount involved exceeds $120,000 and in which any related person had, has or will have a direct or indirect material interest. For purposes of determining whether a transaction is a related person transaction, the Audit Committee relies upon Item 404 of Regulation S-K, promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act").

A "related person" is defined as:

- Any person who is, or at any time since the beginning of our last fiscal year was, one of our directors or executive officers or a nominee to become one of our directors
- Any person who is known to be the beneficial owner of more than five percent of any class of our voting securities
- Any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the director, executive officer, nominee or more than five percent beneficial owner and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than five percent beneficial owner
- Any firm, corporation, or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a five percent or greater beneficial ownership interest

Except as discussed below, there have been no related person transactions or proposed transactions since the beginning of fiscal year 2020 between the Company and our directors or executive officers, either directly or indirectly. Additionally, there are no legal proceedings to which any director, officer, principal shareowner or any affiliate thereof is a party that would be material and adverse to us.

Andrew Westhoven, the brother of Stephen D. Westhoven (President and Chief Executive Officer of the Company) is employed by NJR Clean Energy Ventures Corporation ("NJRCEV"), a wholly-owned subsidiary of NJR, serving as Senior Project Manager-Construction and Engineering. The total compensation paid to Andrew Westhoven during 2020 was within the range set for employees with comparable qualifications and responsibilities who hold similar positions at the Company (salary of $130,000 to $237,819, plus short-term annual incentive compensation targeted between 15 to 50 percent of salary). He also received health insurance and other benefits available to all other employees in a similar position. His compensation was determined in accordance with our compensation practices applicable to employees who hold similar positions. Stephen D. Westhoven did not and does not have any direct responsibility for reviewing his brother's work or any influence over his brother's compensation or the other terms of his employment. The Audit Committee reviewed, approved and ratified the compensation of Andrew Westhoven.

Ms. Hardwick, a director on our Board, has served as the Executive Vice President and Chief Financial Officer of American Water Works Company, Inc., a NYSE-traded geographically diverse publicly traded U.S. water and wastewater utility company, since July 2019. NJR, through NJRCEV, is in the process of developing a net-metered, floating solar photovoltaic electric system in Milburn, New Jersey, with New Jersey American Water ("NJAW"), a subsidiary of American Water. Under the proposed project, NJAW would make the site available under a long-term lease and all of the electrical output will be sold to NJAW under a power purchase agreement. NJRCEV plans to invest approximately $22 million in connection with the project, which was negotiated on arm's-length terms. Although Ms. Hardwick has no involvement with the proposed project and will not receive any compensation in connection therewith, in accordance with NJR's written related person transaction policy, the proposed transaction was referred to and approved and ratified by the Audit Committee.

Board Refreshment and Succession Planning

The Board recognizes the importance of Board refreshment and succession planning to ensure that our directors possess a composite set of skills, experience and qualifications necessary for the Board to successfully establish and oversee management's execution of the Company's strategic priorities (see "Election of Directors" and "Summary of Director Qualifications and Experience" above for a discussion of the key qualifications considered by the NCGC in evaluating candidates). In order to promote thoughtful Board refreshment, the Board adopted a director retirement policy, as discussed below.

Director Retirement Policy

The Company's Corporate Governance Guidelines provide that no director may serve beyond the date of the first annual meeting of shareowners following her or his 75th birthday. Only under extraordinary circumstances, as determined by the Board, may a retired director remain on the Board as a director emeritus.

Board Succession Planning Activities

With a number of retirements expected over the next several years, the NCGC discussed Board succession planning and refreshment throughout fiscal year 2020. As a result of those efforts, a new director was added to the Board during the fiscal year. By the 2024 annual meeting of shareowners, we expect at least four director retirements due to mandatory retirement age.

> As our longest-tenured directors retire from the Board, we are continuing with our director recruitment efforts to help ensure that the size and expertise of the Board are maintained at the level the Board believes appropriate and in alignment with the strategic direction of our Company. For example, in 2020, following the departure of one of our directors, the Board appointed one new director: Ms. Hardwick. Ms. Hardwick's experience as a Chief Financial Officer of a publicly traded utility made her an excellent choice to join the Board. The Board actively considers director candidates as part of its Board refreshment initiatives.

MANDATORY BOARD RETIREMENT



4
Directors Expected to Retire by 2024 Annual Meeting

Board Leadership Structure and Role in Risk Oversight

Board Leadership Structure

As provided in the Corporate Governance Guidelines, the Board does not have a policy on whether the roles of the Chief Executive Officer and Chairman of the Board should be separate or, if they are to be separate, whether the Chairman should be selected from the non-employee directors or be an employee. Following our recently completed Chief Executive Officer succession plan, immediately following the 2020 Annual Meeting, the Board created a new leadership structure separating the positions of Chairman of the Board and Chief Executive Officer.

As of January 22, 2020, Mr. Correll, who was serving as our Lead Director, became our independent Chairman of the Board and Mr. Westhoven continued serving as a director and our Chief Executive Officer. The Board elected Mr. Correll as Chairman of the Board in January 2020, replacing Laurence M. Downes, our former Chief Executive Officer, who served as Chairman from October 1, 2019, until his retirement on January 22, 2020.

Mr. Correll, as our Chairman of the Board, ensures that the independent directors play a leading role in our current leadership structure. In addition, we maintain a significant majority of independent directors (Mr. Westhoven is the only non-independent director) and independent Board committees. The Chairman of the Board is in frequent contact, and regularly consults, with the Chief Executive Officer. The Chairman of the Board is elected by the independent directors and ensures that the Board operates independently of management and that shareowners have an independent leadership contact. The Chairman of the Board also presides over the executive sessions of the non-management directors.

Our independent Chairman has the following specific roles and responsibilities:

- Ensures that the Board and its committees function independently of management
- Chairs Board meetings
- Develops the agenda for the Board meetings and schedules for Board and committee meetings
- Provides advice and counsel on Board meeting schedules to ensure there is sufficient time for all agenda items
- Calls meetings and sets agendas for executive sessions of the independent directors
- Evaluates and oversees the quality, quantity and timeliness of the information submitted by management to the independent directors
- Acts as a liaison between the independent directors and senior management
- Confers with the NCGC Chair as to the membership of the various committees and committee chairs
- Coordinates with the NCGC Chair in the performance evaluation of the Board and its committees
- Coordinates with the LDCC in the performance evaluation of the Chief Executive Officer
- Is available for consultation and direct communication, under appropriate circumstances, if requested by major shareowners
- Retains advisors and consultants at the request of the independent directors
- Performs such other duties and responsibilities as may be delegated to the Chairman by the Board from time to time

---

The Board has four standing Committees: the Audit Committee, the LDCC, the NCGC and the Executive Committee. With the exception of the Executive Committee, each Committee has a separate chairperson and each committee is composed solely of independent directors.

Given our current circumstances and operating strategies, we believe having a separate Chairman of the Board and Chief Executive Officer and independent standing Board committees is the most appropriate structure for our shareowners and us. We believe this structure demonstrates clear leadership to our employees, shareowners and other stakeholders.

As part of the Board's annual assessment process, the Board evaluates our board leadership structure to ensure that it remains appropriate. The Board has implemented a structure with separation of the roles of Chief Executive Officer and Chairman of the Board, but believes that the absence of a policy requiring either the separation or combination of the roles of Chairman and Chief Executive Officer provides the Board with the flexibility to determine the best leadership structure in the future.

Board Review of Committee and Subsidiary Board Roles and Structure

Management and the Board periodically review the roles, structure and meeting practices of the committees of the Board and NJR's subsidiary boards of directors in order to ensure proper governance and to improve processes and efficiency, including improved meeting agendas and committee planners.

Specifically, among other things, the Board delegated oversight of environmental and sustainability issues to the NCGC and the Board enhanced oversight of cybersecurity at the Audit Committee.

During fiscal year 2020, management conducted a detailed survey of the Board to elicit the directors' opinions regarding board practices and structure to enhance the governance and efficiency of the Board. To implement certain findings of this survey, management effectuated the following changes with the Board's agreement:

- Restructured the boards of the principal subsidiaries of NJR, eliminating independent directors from NJRCEV, NJRES and NJR Energy Investments boards of directors
- Combined the role of Chairman of the NJR and New Jersey Natural Gas Boards
- Re-assigned directors who had leadership roles that were replaced by management to subsidiary boards to provide for Committee succession planning and equitable distribution of director responsibilities.

Board's Role in Risk Oversight

The Board is responsible for our risk oversight. Management is responsible for our risk management, including providing oversight and monitoring to ensure our policies are carried out and processes are executed in accordance with our performance goals and risk tolerance. Our management team holds regular meetings that identify, discuss and assess financial risk from current macro-economic, industry and company perspectives. In carrying out its risk oversight function, the Board's three active standing committees are responsible for risk oversight within their respective areas of responsibility. Each committee regularly reports to the Board. Each of the committee's charters, other than the Executive Committee charter, reflects such responsibilities. Generally, the Board's committees and subsidiary boards of directors oversee the risks detailed below.

Audit Committee:

As part of its regular reporting process, management reports and reviews with the Audit Committee our material risks, including, but not limited to, proposed risk factors and other public disclosures, mitigation strategies and our internal controls over financial reporting.

The Audit Committee also engages in periodic discussions with the Chief Financial Officer and other members of management regarding risks, as appropriate. Our internal Risk Management Committee ("RMC") was established by the Audit Committee to develop, implement and enforce risk management procedures for NJRES, NJNG and NJRCEV, and continuously monitors our credit risk management, risks related to trading positions, and trading risk policies and procedures applicable to those entities. The RMC comprises individuals from our affiliated companies that meet approximately once a month and provides periodic reports to the Audit Committee. The RMC's duties include, but are not limited to, evaluating the effectiveness of existing credit policies and procedures, reviewing material transactions and discussing emerging issues.

The Audit Committee continues to monitor cybersecurity risks, with a focus on major financial and cybersecurity risk exposures and the steps management has taken to monitor and control

such exposures, including our risk assessment and risk management policies, and continues to receive regular updates on technology upgrades and enhancements that impact the assessment of risk.

LDCC: Considers succession planning, human resources risks, human capital management and risks that may result from our executive compensation programs.

NCGC: Considers risks related to corporate governance structure, board refreshment and succession planning, corporate governance policies and practices, and risks related to environmental stewardship, sustainability and corporate social responsibility.

Each committee regularly reports to the Board. Moreover, the Board reviews and oversees our various financial policies, financing programs, capital and operating plans, benefit plan management, technology projects and certain risk management policies.

NJNG Board of Directors: The board of directors of NJNG, our principal wholly-owned subsidiary, is composed largely of non-management directors and enhances our operational and financial risk oversight. The NJNG board of directors typically meets on the same day as the NJR Board and, effective January 1, 2021, shares the same Chairman as the NJR Board, Mr. Correll.

Other Subsidiary Boards of Directors: Effective January 1, 2021, the boards of directors of NJR's wholly-owned subsidiaries other than NJNG are made up of management directors. The NJR Board provides operational and financial risk oversight to the principal subsidiaries of the Company, and frequently discusses material risks and operations of those businesses.

> We believe the current leadership structure of the Board supports the risk oversight functions described above by providing independent leadership at the committee and subsidiary board level, with ultimate oversight by the full Board as led by the Chairman of the Board.

Board's Role in Human Capital Management

Our Board believes that human capital management is an important component of our continued growth and success, and is essential for our ability to attract, retain and develop talented and skilled employees. We pride ourselves on a culture that respects co-workers and values concern for others. Fostering a culture and environment that values diversity and ethics helps create an inclusive organization where we embrace, leverage and respect the differences of our employees, customers and the communities where we live, work and serve.

Management regularly reports to the LDCC on human capital management topics, including corporate culture, diversity and inclusion, employee development and compensation and benefits. The LDCC has regular involvement in talent retention and development, and succession planning, and the Board

provides input on important decisions in each of these areas. The Board has primary responsibility for Chief Executive Officer succession planning and monitors management's succession plans for other key executives. The Board believes that the establishment of a strong management team is the best way to prepare for an unanticipated executive departure.

Each year, we conduct an employee feedback survey designed to help us measure overall employee engagement. The feedback employees provide during the survey helps us evaluate employee programs and benefits and monitor our current practices for potential areas of improvement. Our LDCC maintains oversight of matters related to human capital management and in that capacity reviews the results of the employee feedback survey.

Information About the Board's Committees

The Board has established various committees to assist with the performance of its responsibilities. The information below provides a description of the roles of each committee, as well as membership and meeting information for fiscal year 2020.

Audit Committee



Members: Gregory E. Aliff (Chair)
Donald L. Correll
Robert B. Evans
M. Susan Hardwick*
Thomas C. O'Connor
George R. Zoffinger

Meetings Held: Eight

*Effective January 1, 2021

Independence

All members are independent within the meaning of the listing standards of the NYSE and the independence standards set by the Board as discussed under "Corporate Governance and Related Matters — Board Standards of Independence" on page 15, and as set forth in Rule 10A-3(b) of the Exchange Act.

J. Terry Strange served as the Chair of the Audit Committee until his retirement on January 22, 2020. M. Susan Hardwick was appointed to the Committee effective January 1, 2021.

Qualifications

All members are "financially literate" and, as required by the NYSE listing standards, at least one member of the Audit Committee has accounting or related financial management expertise, as such terms are interpreted by the Board in its business judgment. The Board has also determined that each member of the Audit Committee is an "audit committee financial expert," as such term is defined in the rules promulgated by the SEC under the Sarbanes-Oxley Act of 2002.

Under the corporate governance requirements of the NYSE listing standards, if an audit committee member simultaneously serves on the audit committee of more than three public companies, the board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company's audit committee.

Responsibilities:

- Oversees management's responsibilities for accounting, internal control over financial reporting and financial reporting
- Selects, appoints, compensates and oversees the independent registered public accounting firm each fiscal year, approves the retention of, and retains, such firm for any other purposes; and approves the audit and non-audit fees we pay to such firm
- Reviews the scope and the results of the work of the independent registered public accounting firm and internal auditors
- Reviews the adequacy of internal control over financial reporting
- Monitors major financial risk and cybersecurity risk exposures
- Prepares the Audit Committee Report

The functions and responsibilities of the Audit Committee are described in more detail in the "Audit Committee Report" on page 75.

The Audit Committee operates under a written charter adopted by the Board that is available free of charge on our website at investor.njresources.com under the caption "Corporate Governance."

Leadership Development and Compensation Committee (LDCC)



Members: Sharon C. Taylor (Chair)
Donald L. Correll
M. William Howard
Jane M. Kenny
David A. Trice

Meetings Held: Four

Independence

The Board has determined that the members are "non-employee directors" (within the meaning of Rule 16b-3 of the Exchange Act), and "independent directors" (as defined under the applicable NYSE listing standards and our Corporate Governance Guidelines as discussed above under "Corporate Governance and Related Matters — Board Standards of Independence" on page 15). In addition, no LDCC member is a current or former employee of the Company or any of our subsidiaries.

Responsibilities:

- Performs the responsibilities of the Board relating to compensation of our executives
- Oversees the performance and qualifications of senior management and interprets, implements and administers the annual compensation and benefits for all of the Company's and our subsidiaries' officers
- Reviews and approves financial corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers
- Evaluates the performance of our Chief Executive Officer and our other executive officers in light of those goals and objectives
- Determines and approves compensation levels for our Chief Executive Officer and our other executive officers based on this evaluation
- Makes recommendations to the Board with respect to annual and long-term incentive compensation plans; and evaluates the performance of, and determines the salaries, incentive compensation and executive benefits for officers
- Administers our equity-based and other executive compensation plans
- Oversees our leadership development, including review of our succession planning for senior management, officer promotions and affirmative action and diversity plans
- Considers the impact of our executive compensation program, and the incentives created by the compensation awards that the LDCC administers, on our risk profile
- Reviews all our compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to us
- Prepares the Report of the LDCC on page 57

The LDCC operates under a written charter adopted by the Board that is available free of charge on our website at investor.njresources.com under the caption "Corporate Governance."

The Chairman of the LDCC works with our Chief Executive Officer, Senior Vice President and Chief Human Resources Officer and our Legal Department to establish the agenda for LDCC meetings. The Senior Vice President and Chief Human Resources Officer and management personnel reporting to her prepare data and materials for review by the LDCC using market data from both broad-based and targeted national and regional compensation surveys. Competitive industry analysis is enhanced through review by the LDCC's independent compensation consultant of peer company proxy data, professional research consortia and nationally recognized compensation databases.

The LDCC reviews the performance and compensation of our Chief Executive Officer with input from the full Board (in the form of written evaluations) and our Chief Executive Officer's self-evaluation. The LDCC approves the compensation of the other executive officers based upon the evaluation and recommendation of our Chief Executive Officer and its own review of each executive officer's individual performance highlights. When it deems appropriate, the LDCC engages its independent compensation consultant or other appropriate advisors to analyze compensation trends and competitiveness of pay packages and to support the LDCC's duty to establish each of the executive officers' targeted overall compensation levels.

Our Board remains focused on its responsibilities in the areas of succession planning and talent development to ensure strong internal leadership capabilities that will support NJR's strategic plan. The Chief Executive Officer provides a review of the performance and long-term leadership potential of our team, including possible succession candidates for key leadership positions. The Board receives updates throughout the year. The Board engages outside resources as needed to assist with the process. The Board also has in place a confidential plan for emergency succession in the event of the unexpected departure of the Chief Executive Officer.

The LDCC reports regularly to the Board on matters relating to the LDCC's responsibilities. In addition, the LDCC follows regulatory and legislative developments and considers corporate governance best practices in performing its duties. For additional information regarding the compensation-related activities of the LDCC, see the sections entitled "Compensation Discussion and Analysis" on page 31 and "Report of the Leadership Development and Compensation Committee" on page 57 of this Proxy Statement.

The LDCC is authorized to retain experts, consultants and other advisors to aid in the discharge of its duties. For fiscal year 2020, the LDCC retained Frederic W. Cook & Co. Inc. ("FW Cook") as its independent compensation consultant. The independent compensation consultant was retained to (I) assist in gathering and analyzing market data, (II) advise the LDCC on

compensation standards and trends, (III) provide an annual risk assessment of our compensation policies, and (IV) assist in the implementation of policies and programs during fiscal year 2020. In retaining FW Cook, the LDCC separately considered the six factors set forth in Section 10C-1(b)(4)(i) through (vi) of the Exchange Act, and based on such consideration, determined that the work of FW Cook did not raise any conflicts of interest. For a further discussion of the role of FW Cook, please see the section entitled "The Compensation Review Process–Role of Compensation Consultant" on page 36.

Nominating/Corporate Governance Committee (NCGC)



Members: Jane M. Kenny (Chair)
James H. DeGraffenreidt*
M. William Howard*
Sharon C. Taylor
David A. Trice
George R. Zoffinger

Meetings Held: Six

*Effective January 1, 2021

Independence

All members are "independent" within the meaning of the listing standards of the NYSE and the independence standards set by the Board as discussed under "Corporate Governance and Related Matters — Board Standards of Independence" on page 15.

James H. DeGraffenreidt and M. William Howard were appointed to the NCGC effective January 1, 2021.

Responsibilities:

- Assesses the corporate needs for an effective Board
- Makes recommendations to the Board regarding Board composition, size, compensation, skills and talent needs
- Identifies individuals qualified to be directors, consistent with the criteria approved by the Board and set forth in the Corporate Governance Guidelines (for information on the nomination process see "Director Nominations and Evaluations Processes" on page 12)
- Leads the annual self-evaluation performance review of the Board
- Recommends to the Board the selection of nominees for election to the Board
- Recommends to the Board the individual directors to serve on the committees of the Board
- Recommends to the Board corporate governance guidelines and oversees related governance matters
- Advises the Board on environmental stewardship, sustainability and matters that impact corporate social responsibility, advocacy and our reputation
- Fulfills its oversight responsibility for risk management by periodically assessing and responding to, as appropriate, material risks that may arise in connection with governance structures and processes

For information on how to nominate a director see "Director Nominations and Evaluations Processes" on page 12.

The NCGC operates under a written charter that is available free of charge on our website at investor.njresources.com under the caption "Corporate Governance."

Executive Committee



Members*: Donald L. Correll (Chair)
Gregory E. Aliff
Jane M. Kenny
Sharon C. Taylor
Stephen D. Westhoven

Meetings Held: None

*Effective January 1, 2021

Independence

All members, other than Stephen D. Westhoven, are independent within the meaning of the listing standards of the NYSE and the independence standards set by the Board as discussed under "Corporate Governance and Related Matters — Board Standards of Independence" on page 15.

Responsibilities:

During the interval between meetings of the Board, the Executive Committee is authorized under our By-Laws, as amended and restated, to exercise all powers of the Board, unless specifically directed otherwise by the Board or otherwise proscribed by law.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines that set forth the practices of the Board, including the following:

- qualification, selection and election of directors
- director orientation and continuing education
- director responsibilities
- Board composition and performance
- director access to management and independent advisors
- director compensation and share ownership guidelines
- management evaluation and succession
- policies regarding a Lead Director, if applicable
- meetings of the non-management directors
- the policy on communicating with the non-management directors

Compensation Committee Interlocks and Insider Participation

No member of the LDCC was at any time an officer or employee of the Company, or is related to any other member of the LDCC, any other member of the Board or any executive officer of the Company.

Code of Business Conduct and Ethics

The Board has adopted the Code of Conduct, a code for all directors, officers, employees, temporary employees, agents, contractors and vendors of the Company, as required by the NYSE rules, which also satisfies the requirements of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder by the SEC with respect to our principal executive officer and senior financial officers. The Board has also adopted a Wholesale Trading Code of Conduct, a code applicable to all officers, employees, agents and others authorized to act on the Company's behalf who are directly or indirectly involved in the submission of offers or bids to buy or sell natural gas or pipeline or storage capacity (together with the Code of Conduct, the "Codes"). The Codes form the foundation of a comprehensive process that includes compliance with all corporate policies and procedures, an open relationship among colleagues that contributes to good business conduct, and the high integrity level of our employees. The Codes cover all areas of professional conduct, including employment policies, conflicts of interest, intellectual property and the protection of confidential information, as well as strict adherence to all laws and regulations applicable to the conduct of our business. Copies of the Codes are available free of charge on our website at investor.njresources.com under the caption "Corporate Governance."

Communications with the Board

Any shareowner or interested party wishing to communicate with the Chairman, the non-management directors, any Board committee or specific individual director on an anonymous basis may do so by calling Ethicspoint, Inc., an unaffiliated toll-free hotline service, at 1-866-384-4277 or by submitting a report via its secure website at www.ethicspoint.com. Ethicspoint, Inc. will then forward all communications to the General Counsel and Chief Compliance Officer, the Chairperson of the Audit Committee, and the Chairman by the next business day. In addition, any shareowner may communicate in writing to non-management directors by mailing communications to them c/o New Jersey Resources Corporation, 1415 Wyckoff Road, P.O. Box 1468, Wall, New Jersey 07719, Attention: Chairman of the Board, Donald L. Correll. The Chairman of the Board and his duly authorized agents are responsible for collecting and organizing shareowner communications with the Board.

Each credible complaint that is received will be reviewed and investigated by one or more of the General Counsel and Chief Compliance Officer, the Chair of the Audit Committee and/or the Chairman of the Board, or such other person that the Chairman of the Board determines to be appropriate, unless a separate sub-committee of the Board is created to handle the investigation.

Director Compensation

The Board, at the recommendation of the NCGC, sets compensation for directors who are not employees of either the Company or our subsidiaries. The NCGC reviews the form and amount of compensation of non-employee directors at least once a year to ensure that the directors are being compensated appropriately. In September 2019, the NCGC considered a competitive review of director compensation among the Company's peer group companies that was prepared by FW Cook, an independent compensation consultant. See "The Compensation Review Process—Fiscal Year 2020 Peer Group" on page 37 for more information.

Based on FW Cook's review, which informed the Board on changes to director compensation in the context of market data, as well as trends and recent developments, the NCGC recommended and the Board approved effective January 1, 2020, an increase in the value of the annual cash retainer from $68,000 to $78,000. In addition, effective January 1, 2020, the Board, pursuant to the recommendation of the NCGC, approved changes to the administration of the Company's non-employee director compensation plan (the "Plan"). Under the Plan, the annual equity retainer payable to non-employee directors is now paid in the form of restricted stock units ("RSUs"), which will vest upon the earlier of the first anniversary of the grant date or the date of the Company's next annual meeting of shareowners following the grant date. Additionally, the cash portion of the annual retainer payable under the Plan is paid in two equal semi-annual installments—with the first payment made after the annual meeting of shareowners and the second payment made after the Company's Board meeting in July.

In addition, the independent members of the Board, pursuant to the recommendation of the LDCC, determined the compensation of Mr. Laurence M. Downes as the non-executive Chairman of the Board, effective October 1, 2019. Mr. Downes received cash and equity compensation consistent with non-employee director compensation as described below, and an additional annual cash retainer (pro-rated based upon the number of days served) of $175,000. Mr. Downes also received a pro-rated stock retainer when he became the Chairman of the Board, as well as a Deferred Retention Stock Unit Award of 24,624 share units of Common Stock valued at $999,981 based on the grant date closing price of $40.61 on November 12, 2019, for his outstanding performance as Chief Executive Officer during fiscal year 2019, including successful execution of our leadership succession.

On January 21, 2020, the Board, pursuant to the recommendation of the NCGC upon the election of Mr. Correll as non-executive Chairman, (x) approved an additional annual retainer for the non-executive Chairman in the amount of $80,000, divided equally between cash and RSUs and (y) eliminated the additional annual cash retainer for the Chair of the Board's Executive Committee.

Compensation for directors who were not officers of the Company or our subsidiaries under the Plan following these changes is detailed in the below table.

Director Annual Cash Retainer[1]	$	78,000
Director Annual RSU Retainer (in Common Stock equivalent)[2]	$	110,000 (the number of RSUs based upon the closing price of a share of Common Stock on the date of the grant)
Non-Executive Chairman Annual Cash Retainer[1]	$	40,000
Non-Executive Chairman RSU Retainer[2]	$	40,000
Annual Retainer- Committee Members		
Audit Committee	$	12,000
LDCC	$	6,000
NCGC	$	6,000
Additional Annual Retainer for Committee Chairs:		
Audit, LDCC, NCGC	$	15,000
Subsidiary Board Retainer[3]		
Member[4]	$	9,000
Additional Annual Retainer- Subsidiary Board Lead Director[5]	$	15,000

(1) *Cash retainers will be paid in two equal semi-annual installments, as soon as practicable after the annual meeting of shareowners and after the July Board of Directors meeting.*

(2) *Grants of the annual equity retainer in the form of RSUs will be made at the time of the annual meeting of shareowners. The number of RSUs will be based upon the closing price of a share of Common Stock on the date of the grant. The RSUs will accrue dividends and will vest on the earlier of (i) the first anniversary of the grant date or (ii) the date of the following annual meeting of shareowners. The RSUs will be prorated through a director's termination date if a director leaves the Board before the RSUs have vested. Upon vesting, the RSUs and accrued dividends will be converted into shares of Common Stock. The cash and equity retainers are pro-rated for directors who serve only a portion of the year.*

(3) Subsidiary Boards include the Boards of Directors for NJNG, NJRES, NJRCEV and NJR Energy Investments Corporation.

(4) Subsidiary Board member annual retainers and any additional meeting fees are based upon each member only being compensated for one meeting when joint Boards of Directors meetings occur.

(5) Chairs of more than one subsidiary Board will only be paid a single annual retainer of $15,000 for service as Chair on those Boards.

In the event of extraordinary circumstances resulting in an excessive number of Board or Committee meetings beyond the typical number of meetings of a Board or Committee in a given year, the Board retains discretion to pay an additional per meeting fee of $1,500 to each attending non-employee director that is a member of such Board or Committee.

> Pursuant to our 2017 Stock Award and Incentive Plan, each non-employee director's annual cash and equity compensation is limited to no more than $500,000 per fiscal year (calculating the value of any equity compensation based on the grant date fair value). Exceptions can be made only for a non-executive chair of the Board or, in extraordinary circumstances in the LDCC's discretion, other individual non-employee directors.

Directors' Deferred Compensation Plan

Non-employee directors of the Company are eligible to defer up to 100 percent of their Board compensation under the NJR Directors' Deferred Compensation Plan (the "Directors' Deferred Compensation Plan"). This includes the deferral of the payment of annual Board and committee retainers, Board meeting fees and committee meeting fees. At the director's election, deferred amounts are credited to either an "interest account" or a "stock account."

If deferred amounts are credited to a stock account, such account is credited with a number of shares based on the closing price of our Common Stock on the date we allocate such fees (no later than 90 days after the deferred fees would have been paid) and such account is credited with additional shares based on the deemed reinvestment of dividends. An interest account is credited monthly with interest at a rate equal to the Prime Rate listed in the Wall Street Journal plus two percent, based on the average daily balance credited to the account for that month. The rate is adjusted on a monthly basis. At the election of the participating director, deferred balances in the stock and/or interest accounts are payable after termination of Board service in a lump sum or in installments over a period not to exceed five years after termination of Board service.

Fiscal Year 2020 Director Compensation

The following table presents information relating to total compensation of our non-employee directors for the fiscal year ended September 30, 2020.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[3] ($)	All Other Compensation[4] ($)	Total ($)
Gregory E. Aliff	105,000	110,000	—	58	215,058
Donald L. Correll	145,000	150,000	—	58	295,058
James H. DeGraffenreidt, Jr.	97,757	125,369	—	58	223,184
Laurence M. Downes	83,813	1,034,321	—	60,478	1,178,612
Robert B. Evans	114,000	110,000	—	58	224,058
M. Susan Hardwick	24,295	34,262	—	58	58,615
M. William Howard, Jr.	108,000	110,000	—	58	218,058
Jane M. Kenny	114,000	110,000	—	308	224,308
Thomas C. O'Connor	90,000	110,000	—	308	200,308
J. Terry Strange	6,851	6,610	—	58	13,519
Sharon C. Taylor	114,000	110,000	18,864	58	242,922
David A. Trice	114,000	110,000	—	58	224,058
George R. Zoffinger	105,000	110,000	16,104	58	231,162

(1) This column reports the amount of cash compensation earned in fiscal year 2020 for Board (including Subsidiary Boards) and committee service. For fiscal year 2020, each non-employee director received an annual cash retainer of $78,000, other than Messrs. Downes and Strange and Ms. Hardwick, who received a pro-rated payment based upon the number of days serving on the Board during fiscal year 2020. The total for Mr. DeGraffenreidt includes the pro-rated payment he received upon joining the Board in November 2019. The total for Mr. Downes includes the Chairman pro-rated retainer paid out on October 1, 2019.

(2) These amounts are calculated in accordance with the share-based compensation provisions of Financial Accounting Standards Board (FASB) ASC Topic 718. Each director serving on January 1, 2020, received an annual retainer of 2,529.317 RSUs valued at $110,000 based on the grant date closing price of $43.49 on January 22, 2020. Mr. Correll received a total retainer of 3,449.069 RSUs valued at $150,000 based on the grant date closing price of $43.49 on January 22, 2020 reflecting his additional retainer as Chairman of the Board. Messrs. Downes and Strange received a pro-rated retainer, based upon the number of days serving on the Board during calendar year 2020, of 152 RSUs valued at $6,610 based on the grant date closing price of $43.49. Mr. Downes also received a pro-rated stock retainer when he became the Chairman of the Board on October 1, 2019, of 623 shares based on the grant date closing price of $44.51, as well as a Deferred Retention Stock Unit Award of 24,624 share units of Common Stock valued at $999,981 based on the grant date closing price of $40.61 on November 12, 2019, for his outstanding performance during fiscal year 2019 as the Chief Executive Officer, including successful execution of our leadership succession plan (this award was reported in our 2019 Proxy Statement on page 46). Ms. Hardwick received a pro-rated retainer, based upon the number of days serving on the Board during calendar year 2020, of 1,179 RSUs valued at $34,262 based on the grant date closing price of $29.06. The total for Mr. DeGraffenreidt includes a pro-rated retainer of NJR restricted stock for his service during calendar year 2019 based upon the number of days he served in calendar year 2019 of 378 shares of Common Stock valued at $15,369 based on the grant date closing price of $40.66.

(3) Amounts in this column show the amount contributed by us in fiscal year 2020, as we provide a return on directors' deferred compensation at the federal prime rate plus two percent as part of our Directors' Deferred Compensation Plan.

(4) Amounts in this column for all non-employee directors do not represent compensation paid to the non-employee directors. These amounts comprise our matching contributions to eligible organizations made in fiscal year 2020 as part of our overall support of charitable organizations under our Matching Gift Program, premiums we paid in fiscal year 2020 for a Directors and Officers Travel Insurance Policy in the amount of approximately $58 per director and, for Mr. Downes, the use of an administrative assistant based upon the number of days serving on the Board during calendar years 2019 and 2020, valued at $35,420.

Non-Employee Director Share Ownership Guidelines

All non-employee directors are required to own shares of our Common Stock with a market value equal to five times the annual cash retainer, to foster a mutual interest between Board members and shareowners of the Company. We expect non-employee Board members to retain at least 50 percent of the Common Stock received from the Company as part of their annual stock retainer until the share ownership requirements are met. These requirements are designed to ensure that non-employee directors acquire and retain a meaningful and significant ownership interest in the Company during their tenure on the Board. All of our non-employee directors are in compliance with these guidelines.

None of the non-employee directors hold stock options. The aggregate number of shares of Common Stock held by each non-employee director (including deferred stock and unvested RSUs) as of September 30, 2020, was as follows:

Directors	Shares of Common Stock
Gregory E. Aliff	1,502
Donald L. Correll	26,164
James H. DeGraffenreidt, Jr.	1,378
Robert B. Evans	33,820
M. Susan Hardwick	—
M. William Howard, Jr.	31,399
Jane M. Kenny	31,069
Thomas C. O'Connor	9,423
Sharon C. Taylor	34,642
David A. Trice	37,313
George R. Zoffinger	102,061

Stock Ownership

Principal Shareowners

The following table sets forth, as of November 30, 2020, certain information with respect to the beneficial ownership of shares of Common Stock by each person or group we know to beneficially own more than five percent of the outstanding shares of such stock.

Name and Address of Beneficial Owners	Number of Shares	Percent of Class[1]
BlackRock, Inc. 55 East 52nd Street New York, NY 10022	13,778,337[2]	14.3%
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355	10,172,544[3]	10.6%
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	7,705,401[4]	8.0%

(1)   The percentage shown in the table is based on 96,132,544 shares of Common Stock outstanding on November 30, 2020.

(2)   As reported on an Amendment No. 10 to Schedule 13G filed with the SEC on February 4, 2020. BlackRock, Inc. ("BlackRock") held sole voting power over 13,454,158 shares of Common Stock and sole dispositive power over 13,778,337 shares of Common Stock. The number of shares of Common Stock owned by BlackRock may have changed since the filing of Amendment No. 10 to Schedule 13G.

(3)   As reported on an Amendment No. 12 to Schedule 13G filed with the SEC on February 12, 2020. Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 82,343 shares of Common Stock as a result of serving as investment manager of collective trust accounts. VFTC directs the voting of these shares of Common Stock. Amendment No. 12 to Schedule 13G also indicates that Vanguard Investments Australia, Ltd. ("VIA"), a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 29,713 shares of Common Stock as a result of serving as investment manager of Australian investment offerings. VIA directs the voting of these shares. The Vanguard Group, Inc. reported that it held sole voting power over 94,489 shares of Common Stock, sole dispositive power over 10,172,544 shares of Common Stock, shared voting power over 17,567 shares of Common Stock, and shared dispositive power over 99,910 shares of Common Stock. The number of shares of Common Stock held by The Vanguard Group, Inc. may have changed since the filing of Amendment No. 12 to Schedule 13G.

(4)   As reported on Schedule 13G filed with the SEC on February 14, 2020. State Street Corporation ("State Street") reported that it held shared voting power over 7,355,284 shares of Common Stock, shared dispositive power over 7,705,401 shares of Common Stock, sole voting power over 0 shares of Common Stock, and sole dispositive power over 0 shares of Common Stock. The number of shares of Common Stock owned by State Street may have changed since the filing of the Schedule 13G.

Directors and Executive Officers

The following table sets forth, as of November 30, 2020, the beneficial ownership of our Common Stock of each of the directors, each of our executive officers listed in the Summary Compensation Table below, and all of our directors and executive officers as a group. Except as otherwise noted, each person has sole voting and investment power as to his or her shares (or shares such powers with his or her spouse). The beneficial ownership of each director and executive officer is less than one percent of the outstanding shares. The shares owned by all such persons as a group constitute approximately 0.61 percent of the total shares of Common Stock outstanding.

Name	Amount and Nature of Beneficial Ownership[1][2]
Gregory E. Aliff	1,502
Donald L. Correll	26,164
Amy Cradic	1,679
James H. DeGraffenreidt, Jr.	1,378
Robert B. Evans	33,820
M. Susan Hardwick	—
M. William Howard, Jr.	31,399
Jane M. Kenny	31,069
Patrick J. Migliaccio	23,547
Amanda E. Mullan	19,964
Thomas C. O'Connor	9,423
Sharon C. Taylor	34,642
David A. Trice	37,313
Nancy A. Washington	4,780
Stephen D. Westhoven	144,923
George R. Zoffinger	102,061
All Directors and Executive Officers as a Group (20 Persons)	581,882[2]

(1) Each individual has furnished information as to the amount and nature of beneficial ownership not within our knowledge.

(2) Includes deferred shares of Common Stock held by the directors and executive officers pursuant to the Directors' Deferred Compensation Plan or the Officers' Deferred Compensation Plan over which they have sole voting power but no investment power, as follows: Mr. Aliff – 1,502 shares, Mr. Correll— 22,606 shares, Mr. Howard—11,664 shares, Ms. Kenny— 11,664 shares, Mr. O'Connor— 9,423 shares, Ms. Taylor—28,537 shares, Mr. Trice—25,728 shares, Mr. Zoffinger— 99,060 shares, and all directors and executive officers as a group— 215,658 shares.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table presents information, as of September 30, 2020, with respect to equity compensation plans under which shares of Common Stock are authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights[2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Shareowners	508,205	—	2,681,345
Equity Compensation Plans Not Approved by Shareowners[3]	—	—	—
TOTAL	**508,205**	**—**	**2,681,345**

(1) There are no outstanding options, warrants or rights. This amount includes restricted stock units, deferred retention stock units and performance share units that may vest based upon certain conditions and would be paid in the form of shares of Common Stock on a one-to-one basis upon vesting. This amount does not include outstanding shares of restricted stock. Assumes vesting at the maximum payout level for performance-based awards.

(2) There is no weighted-average exercise price for this column as none of the outstanding awards have an exercise price.

(3) We do not have equity compensation plans that have not been approved by shareowners.

Compensation Discussion and Analysis

This discussion and analysis of our compensation program for named executive officers should be read in conjunction with the tables and text elsewhere in this Proxy Statement that describe the compensation awarded to, earned by, or paid to the named executive officers.

Executive Summary

The purpose of the Compensation Discussion and Analysis is to explain the process the LDCC of the Board uses to determine compensation and benefits for the following individuals, who are our "named executive officers" for the fiscal year ended September 30, 2020, and to provide the rationale and context for those compensation decisions.

Stephen D. Westhoven	President and Chief Executive Officer
Patrick J. Migliaccio	Senior Vice President and Chief Financial Officer
Nancy A. Washington	Senior Vice President and General Counsel
Amanda E. Mullan	Senior Vice President and Chief Human Resources Officer
Amy Cradic	Senior Vice President and Chief Operating Officer of Non-Utility Businesses, Strategy and External Affairs

Compensation of our named executive officers is determined under our compensation and benefits program for senior executives, which is governed by the LDCC. Information with respect to the LDCC can be found on page 21 of this Proxy Statement.

> At our 2020 Annual Meeting of Shareowners, 90.3 percent of the votes cast on the "say-on-pay" proposal were voted in favor of the compensation we paid to our named executive officers.

The LDCC, which is composed exclusively of independent directors, believes that the shareowner vote confirms the philosophy and objective of linking our executive compensation to performance, our commitment to stakeholders, enhancement of our shareowner value and executive leadership. We view this level of shareowner support as an affirmation of our current pay practices and, as a result, no significant changes were made to our executive compensation pay practices for fiscal year 2020. Our Board and the LDCC will continue to consider the outcome of the Company's say-on-pay votes when making future compensation decisions for the named executive officers.

Our Guiding Philosophy

Our compensation philosophy is guided by the principle of pay-for-performance. While aligning each executive's compensation with our short-term and long-term business goals, we aim to provide the incentives needed to attract, motivate, reward and retain our management talent, which is crucial to our long-term success.

> Our compensation programs are designed to support our business goals by rewarding achievement of short-term and long-term objectives in a manner that links compensation of our executive officers with the value created for our shareowners.

Developments in our Executive Compensation Program for Fiscal Year 2020

During fiscal year 2020, we undertook our annual review of our executive compensation practices to ensure that our plans and practices were supportive of the goals of the organization, competitive with industry practice, and in keeping with the best interests of our shareowners. As a result of that review, the LDCC made no significant changes to the executive compensation program for fiscal year 2020, which featured the following:

- An Officer Incentive Program for fiscal year 2020 (the "2020 OIP"), which consists of goals that need to be met to earn an annual short-term incentive award, including Net Financial Earnings ("NFE")[1] goals, Commitment to Stakeholders ("CTS") operational measures (several of which link to sustainability goals), and individual leadership goals.

- A long-term equity incentive award program for our executive officers (other than Mr. Westhoven) that includes a mix of performance share awards with performance criteria based on cumulative NFE per basic share ("NFEPS") over a 36-month period ("FY 2020 NFE Performance Share Units") and total shareowner return ("TSR") versus an industry comparator group over a 36-month period ("FY 2020 TSR Performance Share Units") and Time-Vested Restricted Stock Unit awards, each granted under our 2017 Stock Award and Incentive Plan (the "2017 Plan").

- A long-term equity incentive award package for Mr. Westhoven, consisting entirely of "at-risk" equity awards, including FY 2020 NFE Performance Share Units and FY 2020 TSR Performance Share Units along with Performance-Based Restricted Stock Units payable in three annual installments, with vesting subject to achievement of a NFEPS goal for the fiscal year ended September 30, 2020.

- Our long-term equity incentive awards for fiscal year 2020 include non-competition and non-solicitation covenants designed to protect us from paying out awards to departed executives who engage in certain activities that could harm the Company.

- On November 12, 2019, we expanded our compensation recoupment policy to cover detrimental conduct that results in material financial or reputational harm to the Company. For more information regarding the recoupment policy, please see "Compensation Recoupment ("Clawback") Policy" on page 55.

To implement our pay-for-performance philosophy, the LDCC sets reasonable but rigorous goals for our 2020 OIP and performance share units granted to our named executive officers.

Fiscal Year 2020 Performance Highlights

Fiscal year 2020 was a solid year for NJR, with financial performance just short of meeting our expectations. NJR's NFE of $196.2 million was 99 percent of the target set in the 2020 OIP. Our performance was driven primarily by NFE from our regulated businesses and a strong contribution from our clean energy segment, despite lower than expected NFE at NJRES due to lack of sustained cold weather and related price volatility. The above-target payout on our fiscal year 2018 NFE-based performance share units rewarded our executives for strong NFE performance over the 36-month period ended September 30, 2020, while our total shareowner return relative to industry comparators over the same period resulted in no payout for our executives on our fiscal year 2018 TSR-based performance share units.

New Jersey Resources (NJR)

- NFEPS of $2.07 was within our guidance of $2.05 to $2.15 per share.

- NJR's NFE of $196.2 million was slightly below the 2020 OIP NFE target of $197.1 million.

- We increased our annual dividend rate by 6.4 percent, which represented the 27th dividend increase over the past 25 years.

- Strong operational performance as measured against our CTS metrics.

- Helped nearly 1,800 nonprofit and community organizations, including the NJ Pandemic Relief Fund, Fulfill (formerly the Food Bank of Monmouth and Ocean Counties) and Interfaith Food Pantry, to help support the needs of our communities during these difficult times.

New Jersey Natural Gas (NJNG)

- NJNG added 8,349 new customers during fiscal year 2020.

- For the 27th consecutive year, NJNG recorded the lowest number of complaints per 1,000 customers with the New Jersey Board of Public Utilities when compared to other major New Jersey utilities.

- For the sixth consecutive year, NJNG ranked highest in customer satisfaction with residential natural gas service in the East among large utilities, according to the J.D. Power 2020 Gas Residential Customer Satisfaction Study[SM]. This represents the 15th J.D. Power award NJNG has received since 2002.

- NJNG continues to have the fewest leaks per mile and best leak response time of any natural gas utility in New Jersey.

- NJNG replaced 70 miles of unprotected steel main in its system through our SAFE II program and completed about 80% of our Southern Reliability Link project.

---

(1) NFE is a financial measure not calculated in accordance with generally accepted accounting principles (GAAP) of the United States and is discussed in greater detail beginning on page 40 of this Proxy Statement under "Net Financial Earnings Component." For a full discussion of NFE and a reconciliation to net income, please see our most recent Annual Report on Form 10-K filed on November 30, 2020, Part II, Item 7.

NJR Energy Services (NJRES)

- Despite extremely challenging natural gas market conditions, our team at NJRES was able to leverage their expertise to increase the value of our storage and transportation books and negotiate nearly eight billion cubic feet (BCF) of incremental Park and Loan transactions and over 100 new transportation contracts to strengthen our position heading into the new fiscal year.

NJR Clean Energy Ventures (NJRCEV)

- NJRCEV placed eight commercial solar projects into service and acquired one operational asset in fiscal 2020, bringing our total installed capacity to more than 350 megawatts.
- The Sunlight Advantage®, NJRCEV's residential solar leasing program, added 481 residential solar lease customers and now serves over 8,600 residential customers in New Jersey.

Storage and Transportation (S&T)

- S&T (formerly known as the Midstream segment) reported fiscal 2020 NFE of $18.3 million compared with $14.7 million during fiscal 2019**.**
- Completed our acquisition of two significant midstream assets, Leaf River Energy Center and Adelphia Gateway, and for the first time in our history own and operate an interstate pipeline and natural gas storage facility.

NJR Home Services (NJRHS)

- Handled over 70,000 service calls and 3,500 HVAC and plumbing installations and expanded our marketing efforts at NJRHS, including the launch of a new website, which helped us achieve a net customer retention rate of 99%.

Our Pay-for-Performance Link

Our financial and operational performance in fiscal year 2020 largely met or exceeded the financial and operational goals set forth in our 2020 OIP, resulting in annual short-term incentive award payouts to our named executive officers of between 98.3 and 118.3 percent of their respective target award amounts under our 2020 OIP. Our NFEPS for fiscal year 2020 of $2.07 was within the NFE guidance range we issued in November 2019, but total NFE of $196.2 million was slightly below our target of $197.1 million. Our strong operational execution was reflected by our performance against our 2020 OIP Commitment to Stakeholders targets, which included activities that are not measured by financial metrics. Due to our strong cumulative financial performance, we paid out 114 percent of the fiscal year 2018 NFE-based performance share units. However, due to below-threshold total shareowner return relative to our industry comparator group over the last three fiscal years, we paid out none of the fiscal year 2018 TSR-based performance share units. Additionally, our NFE goal for the fiscal year 2020 Performance-Based Restricted Stock Units was achieved, triggering vesting of such awards based on continued service.

Key Compensation Corporate Governance Practices

The LDCC and our NCGC continuously review evolving practices in executive compensation and corporate governance. We have adopted certain policies and practices that we believe are consistent with industry best practices.

WHAT WE DO
✓ Use an appropriate balance between short-term and long-term compensation.
✓ Use multiple performance metrics under the 2020 OIP to encourage executives to focus on financial and operational goals important to the Company and other stakeholders.
✓ Link realized value from long-term equity incentives to absolute and relative stock price performance.
✓ Link annual short-term incentive compensation directly to certain environmental and social goals through our Commitment to Stakeholders.
✓ Conduct an annual review and assessment of potential and existing risks arising from our compensation programs and policies.
✓ Develop and adhere to meaningful share ownership guidelines for our directors and executive officers.
✓ Subject cash and equity incentive compensation paid to our executive officers to our Compensation Recoupment Policy ("Clawback Policy").
✓ Prohibit hedging and pledging of our stock by our directors, officers and employees.
✓ Require a "double trigger" for acceleration of equity award grants following a change of control.
✓ Engage an independent advisor, who performs no other work for the Company, to advise the LDCC on executive compensation matters and the NCGC on director compensation matters.

WHAT WE DO NOT DO
⊗ Enter into employment agreements with any executive officer or guarantee any executive officer a minimum base salary, bonus or equity awards.
⊗ Provide executive officers any excise tax payment or tax gross-up for change of control-related payments, or a tax gross-up on any perquisites.
⊗ Provide excessive perquisites.
⊗ Allow repricing of stock options or buyout of underwater stock options without shareowner approval.

Principles of Our Compensation Framework

The LDCC believes that the compensation program for executive officers should reward the achievement of our short-term and long-term objectives and that compensation should be related to the value created for our shareowners. Furthermore, the compensation program should reflect competitive and best practices in the marketplace. The following objectives serve as the LDCC's guiding principles for all compensation decisions.

- Our executive compensation and benefits should attract, motivate, reward and retain the management talent necessary to achieve our business objectives at compensation levels that are fair and competitive with those of comparable companies.
- Compensation should be set based on the leadership and contribution of each executive officer, taking into account individual skill sets, experience and achievement.
- Compensation should also be based upon our "Commitment to Stakeholders" key performance measures for safe, reliable, and competitively priced service; customer service; quality; valuing employees; and corporate citizenship.

- Compensation should be linked to corporate performance as measured by financial performance and creation of long-term value for our shareowners.
- Compensation should consist of an appropriate mix and weighting among base salary, annual short-term incentive awards and long-term equity incentive awards such that an adequate amount of each executive officer's total compensation is performance-based or "at risk." Further, as an executive's responsibilities increase, the portion of "at-risk" compensation for the executive should increase as a percentage of total compensation.

In addition, the LDCC believes that the various elements of our compensation program should effectively align compensation with performance measures that are directly related to our financial goals and creation of shareowner value without encouraging executives to take unnecessary and excessive risks.

Elements of Our Compensation Program for Named Executive Officers

The LDCC has a specific mix of compensation components that it targets, with the intent to make each component of total direct compensation competitive with that of other companies of similar size and operational characteristics, while also linking compensation to individual and corporate performance and encouraging share ownership by senior management. The table below describes each compensatory element available in our compensation program for executives and briefly explains how it promotes our objectives. We believe the combination of these elements provides an appropriate balance of rewards, incentives and benefits to our executives; and enables us to meet our desired compensation objectives; strengthens our ability to attract and retain highly qualified individuals and to appropriately link pay to performance.

Element of Compensation	Description	How This Element Promotes Company Objectives
Annual Short-Term Compensation:		
Base Salary	Fixed annual compensation that is certain in payment and provides continuous income.	Aids in both recruitment and retention; designed to be competitive in the marketplace.
Annual Short-Term Incentive Awards	Performance-based compensation for achieving established annual goals based on NFE, individual leadership and our Commitment to Stakeholders.	Motivates and rewards achievement of annual corporate objectives by providing at-risk pay opportunities linked to Company and individual performance.
Long-term Compensation:		
Performance Share Awards	Grants of stock units that are payable in Common Stock and earned based on TSR performance relative to an industry comparator group and cumulative NFEPS, each over a three-year period.	Provides strong performance incentives to executives by aligning a portion of their compensation to our long-term NFEPS and to the TSR on our Common Stock versus that of an industry comparator group.
Time-Vested Restricted Stock Unit Awards	Grants of time-vested stock units that are payable in Common Stock, which are part of our long-term incentive program and may also be used for special recognition of superior performance; time-based vesting over a specified period.	Promotes retention, increases equity ownership, and aligns executive and long-term shareowner interests by linking a portion of executive compensation to changes in Company stock price and dividend payments.
Performance-Based Restricted Stock Unit Awards	Grants of stock units with time-based vesting if we achieve annual NFEPS goals.	Provides strong performance incentives to executives by aligning a portion of their compensation to our financial performance, promotes retention, and supports shareowner alignment objectives.
Deferred Retention Stock Awards	Grants of deferred retention stock units that are payable in Common Stock ("Deferred Retention Stock") that may be part of our long-term incentive program and are also used to recognize and reward superior performance; executive must comply with non-competition and non-solicitation covenants to receive share payout at a future date.	Promotes retention by providing a disincentive for executives to leave us for a competitor and aligns executive and long-term shareowner interests by linking a portion of executive compensation to changes in Company stock price and dividend payments.
Other Compensation:		
Deferred Compensation	Opportunity to defer receipt of specified portions of compensation and to have such deferred amounts treated as if invested in specified investment vehicles.	Provides an opportunity for executives to defer compensation based on personal financial needs and objectives.
Post-Termination Payments and Benefits	Payments and benefits upon termination of an executive's employment in specified circumstances, such as retirement, death, disability or a change of control, as described in greater detail beginning on page 68.	Provides assurance of financial security, which is desirable in lateral recruiting and executive retention and permits objective evaluation by executives of potential changes to our strategy and structure.
Other Benefits	Executives participate in employee benefit plans generally available to our employees, including our Employees' Retirement Savings Plan; qualified defined benefit plan for retirement allowances; medical, dental, life, accidental death and dismemberment, travel and accident and long-term disability insurance; and certain limited perquisites.	Fair and competitive programs to provide family protection and facilitate recruitment and retention as part of our broad-based total compensation.

The Compensation Review Process

Process for Approval of Compensation Measures

Our planning process begins in May (the third quarter of our fiscal year) when management identifies financial and operational goals, performance measures, and action plans that are tied to our Commitment to Stakeholders and that will be executed by the business units and approved by our management in August (the fourth quarter of our fiscal year) for the following fiscal year. These metrics are typically presented to the Board in September for approval. Upon approval by the Board, the financial and operational goals become the compensation measures for the executive officers and are the foundation for our Commitment to Stakeholders, which is also communicated to the entire organization through the performance planning and evaluation process and through management presentations to employees.

Role of the LDCC and the Chief Executive Officer

Governance of our compensation program is the responsibility of the LDCC, which consists solely of independent directors. The LDCC works with management, in particular our Chief Executive Officer and the Senior Vice President and Chief Human Resources Officer, in making decisions regarding our compensation program. The LDCC reviews and takes into account all elements of executive compensation in setting policies and determining compensation amounts. The Chief Executive Officer is responsible for recommending to the LDCC the compensation amounts of each of our named executive officers, other than himself. Mr. Westhoven attended meetings of the LDCC, but did not participate in the portion of the meetings when his compensation or performance was discussed during fiscal year 2020.

Role of Compensation Consultant

The LDCC is authorized to retain experts, consultants and other advisors to aid in the discharge of its duties. For fiscal year 2020, the LDCC retained FW Cook as its independent compensation consultant. All work completed by the independent compensation consultant is subject to the approval of the LDCC. The independent compensation consultant's role, with respect to the LDCC, is to provide independent advice and counsel. Prior to each meeting of the LDCC, the independent compensation consultant meets with the Chief Executive Officer or his executive officer designee and the Chair of the LDCC, followed, as deemed necessary by the LDCC Chair, by a private meeting with only the LDCC Chair. The LDCC also periodically meets in executive session with its independent compensation consultant to discuss our compensation program. During fiscal year 2020, the independent compensation consultant periodically met with management at the direction of the LDCC, participated in LDCC meetings, reviewed materials in advance, provided additional data to the LDCC on market trends and overall compensation design, and reviewed recommendations for base salary and annual short-term and long-term equity incentive awards for our named executive officers.

In May 2020, the LDCC determined that FW Cook had no other financial ties to the Company or our management and that it does not have any conflicts of interest after considering the relevant factors, including those prescribed under SEC and NYSE rules.

Peer Group Analysis

So that we can successfully attract and retain the high-quality executive talent critical to our long-term success, we intend that the levels of compensation available to executive officers who enhance corporate value are competitive with the compensation offered by publicly held companies that are similar to us with regard to size and industry focus. To understand the competitive market for pay and set the compensation terms for our program, we analyze the compensation programs of a peer group of companies.

Fiscal Year 2020 Peer Group

In September 2019, with assistance from FW Cook, the LDCC undertook a comprehensive review of the peer group for fiscal year 2020 compensation in the wake of merger and acquisition activity that resulted in the loss of two companies from the 2019 Peer Group (Vectren and WGL). In order to increase the statistical reliability of the group and to allow the group to withstand further industry consolidation, the following companies (including seven new companies) were selected based on business model, similarities, size and other growth and business factors to form the peer group for fiscal year 2020 compensation (the "2020 Peer Group"):

AltaGas Ltd.*	NiSource Inc.
Ameren Corporation*	Northwest Natural Holding Company
Atmos Energy Corporation	Northwestern Corporation*
Avista Corporation	ONE Gas, Inc.
Black Hills Corporation	PNM Resources, Inc.*
Chesapeake Utilities Corporation*	South Jersey Industries, Inc.
IDACORP, Inc.*	Southwest Gas Holdings, Inc.
MDU Resources Group, Inc.*	Spire Inc.
National Fuel Gas Company	

* Added to the peer group for fiscal year 2020.

As of October 15, 2020, our market capitalization was at the 27th percentile of the 2020 Peer Group, and our revenues were at the 64th percentile of the 2020 Peer Group.

Establishing Total Direct Compensation

Total direct compensation is the sum of base salary, annual short-term incentive awards and long-term equity incentive awards. A significant portion of each named executive officer's compensation is established by performance-based incentives, which require achievement of performance goals as a condition to earning annual short-term incentive awards and long-term equity incentive awards. The at-risk portion of total direct compensation provides increased pay for higher levels of performance and lower pay for performance below target levels.

In setting each named executive officer's total direct compensation opportunity, the LDCC takes into account other factors such as the responsibilities, experience, performance, contributions and service of the executive. As a result, we do not set total direct compensation or the component parts at levels to achieve a mathematically precise market position. In determining executive compensation, the LDCC reviews all components of our Chief Executive Officer's and each other named executive officer's total direct compensation to ensure such compensation meets the goals of the program. As a part

of this review, the LDCC considers corporate performance information, compensation survey data, the advice of its independent consultant, and the recommendations of management. The LDCC also takes into consideration individual and overall Company operating performance to ensure executive compensation reflects past performance as well as future potential, and adequately differentiates among employees based on the scope and complexity of each employee's job position, market comparisons, individual performance and experience, and our ability to pay. The LDCC reviews annually our Chief Executive Officer's and each other named executive officers' performance prior to considering changes in compensation. Our Chief Executive Officer's performance, and the performance of each other named executive officer, is evaluated in light of our overall performance (as described in greater detail below) and non-financial goals and strategic objectives approved by the LDCC and the Board. Based on its latest review, the LDCC believes total compensation for each of the named executive officers is reasonable.

The following table shows the target total direct compensation opportunity that the LDCC approved for fiscal year 2020. The table states the annual salary of each named executive officer as of January 1, 2020. The table includes the amount of the annual short-term incentive award that could have been earned by a named executive officer meeting target performance goals relating to NFE, our Commitment to Stakeholders and individual leadership described below. Annually, the LDCC uses long-term equity incentive awards as a component of the named executive officers' compensation. The table below shows the target value of long-term equity incentive awards granted to each of the named executive officers in fiscal year 2020.

Name	Salary ($)	Target Annual Short-Term Incentive Amount[(1)] ($)	Long-Term Equity Incentive Value[(2)] ($)	Target Total Direct Compensation ($)
Stephen D. Westhoven	750,000	750,000	1,488,418	2,988,418
Patrick J. Migliaccio	400,000	240,000	496,152	1,136,152
Nancy A. Washington	375,000	187,500	367,185	929,685
Amanda E. Mullan	330,004	165,002	337,368	832,374
Amy Cradic	320,000	192,000	297,693	809,693

(1) The target annual short-term incentive amount for Mr. Westhoven was 100 percent of annual salary. For Mr. Migliaccio and Ms. Cradic, the target short-term incentive amount was 60 percent of annual salary. For Mses. Mullan and Washington, the target amount was 50 percent of annual salary.

(2) Represents grant date fair market value of long-term equity incentive awards granted in fiscal year 2020. For more information regarding the grant of long-term equity incentive awards in fiscal year 2020, please see "Long-Term Equity Incentive Awards" on page 47.

Below is a graphic representation of the components of the fiscal year 2020 total target direct compensation opportunity for each named executive officer, which highlights that for each of the named executive officers, a substantial part of compensation is at-risk and subject to the named executive officer and the Company meeting certain performance goals and/or changes in Company stock price.

FISCAL YEAR 2020 TOTAL TARGET DIRECT COMPENSATION OPPORTUNITY



68 percent of our NEOs total target direct compensation opportunity for fiscal year 2020 was at-risk, including 75 percent of Mr. Westhoven's total.

Components of Compensation

Base Salary

Base salary increases for our named executive officers, with the exception of our Chief Executive Officer, are recommended by our Chief Executive Officer and subject to review and approval by the LDCC and the Board. Base salary increases for our Chief Executive Officer are recommended by the LDCC and approved by the independent members of the Board. In setting the base salary level of each executive officer, the LDCC considers marketplace compensation data compiled and presented by its independent compensation consultant, as well as the executive's experience level, demonstrated capabilities, time and placement in position, our geographic region, and the actual performance of the Company and the executive. No

particular weight is assigned to any one factor. In November 2019, the Board approved increases in base salary for three named executive officers (other than Mr. Westhoven and Ms. Cradic) of up to 6.4 percent, effective January 1, 2020. Mr. Westhoven did not receive any increase in his base salary in fiscal year 2020, as his base salary was set in September 2019, when he was named Chief Executive Officer, effective October 1, 2019. Ms. Cradic's base salary was increased 4.9 percent in November 2019, and then an additional 18.5 percent in March 2020, due to her promotion to her role as Senior Vice President and Chief Operating Officer of Non-Utility Businesses, Strategy and External Affairs.

Name	Base Salary as of 10/1/2019 ($)	Increase (%)	Increase ($)	Base Salary as of 1/1/2020
Stephen D. Westhoven	750,000	0	0	750,000
Patrick J. Migliaccio	375,950	6.4	24,050	400,000
Nancy A. Washington	357,500	4.9	17,500	375,000
Amanda E. Mullan	320,392	3.0	9,612	330,004
Amy Cradic	257,500	24.3	62,500	320,000

Annual Short-Term Incentive Awards

We maintain a strong link between performance and pay within our executive compensation program through emphasis on incentives and utilization of financial, operational and leadership measures, which we believe are key drivers of long-term value creation for shareowners. The LDCC reviews and approves the annual performance objectives for the Company and our named executive officers at the start of each fiscal year. In November 2019, the LDCC approved the 2020 OIP. Our objectives for the 2020 OIP considered the results of a review of our compensation programs by FW Cook and their accompanying recommendations.

> Our objectives for the 2020 OIP were to maintain a line of sight for each executive officer by providing them with an understanding of their individual objectives and how they could be achieved based on areas that they impact, to continue the linkage to corporate results, and to provide flexibility to determine awards based on qualitative performance assessments.

The 2020 OIP sought to motivate our senior executives by rewarding them when our annual financial and operational performance goals and their individual performance goals were met or exceeded. After the end of fiscal year 2020, the Chief Executive Officer and the LDCC evaluated the degree to which the Company and our named executive officers met or exceeded their respective goals. Under the 2020 OIP, the Chief Executive Officer recommends the annual short-term incentive awards to the LDCC for executive officers other than himself.

2020 OIP Annual Short-Term Incentive Awards

Under the 2020 OIP, the performance hurdle approved by the LDCC for the named executive officers' annual short-term incentive awards in November 2019 was NFE of $147.8 million ("2020 OIP Performance Hurdle"), which was 75 percent of the NJR target NFE amount for fiscal year 2020 of $197.1 million. An explanation of NFE is provided directly below under *"Net Financial Earnings Component."* No awards would be paid to officers under the 2020 Plan unless the 2020 OIP Performance Hurdle was achieved.

In addition, under the 2020 OIP, based upon the recommendations of the Chief Executive Officer, the LDCC reserves the ability to modify, based upon its qualitative assessment, any annual short-term incentive award payable, subject to the maximum payout limit. Our Chief Executive Officer, subject to LDCC approval, also may recommend special recognition awards to named executive officers (other than the Chief Executive Officer) who have made significant contributions and have demonstrated a sustained level of outstanding performance. The LDCC may approve special recognition awards to the Chief Executive Officer. The Chief Executive Officer engages in extensive discussions, evaluation and review of his recommendations with the LDCC to reach a consensus on the annual short-term incentive awards.

The Chief Executive Officer uses the criteria set forth in the 2020 OIP to guide his recommendations of the annual short-term incentive awards for the named executive officers, other than himself, to the LDCC. The criteria that guides the Chief Executive Officer's recommendations are: (I) NFE, (II) Commitment to Stakeholders and (III) Leadership. Each named executive officer's annual short-term incentive award is based 50 percent on our NFE, 30 percent on the named executive officer achieving an individual leadership component, and 20 percent on the Company meeting the goals of an overall Commitment to Stakeholders component. These criteria are used to balance our focus on affordability with the use of non-financial metrics that are leading indicators of the creation of long-term shareowner value. While these criteria serve as guidelines, the Chief Executive Officer has discretion to recommend a modification of the actual awards to the LDCC. The target percentage of base salary for the annual short-term award opportunity for each of our named executive officers is set forth below.

Name	Target Annual Short-Term Incentive Award Opportunity
Stephen D. Westhoven	100%
Patrick J. Migliaccio	60%
Nancy A. Washington	50%
Amanda E. Mullan	50%
Amy Cradic	60%

Actual fiscal year 2020 short-term incentive award payments under the 2020 OIP, if earned, could range from 0 percent up to 150 percent of this targeted amount for each of the named executive officers. Amounts payable under the 2020 OIP (in excess of target) could be paid in full, or in part, in the form of cash, restricted stock or deferred retention stock based on our Chief Executive Officer's recommendation and subsequent approval by the LDCC. The actual payouts of the 2020 annual short-term incentive awards are described in the section of this Proxy Statement entitled — "Actual Fiscal Year 2020 Short-Term Incentive Award Payouts Under the 2020 OIP," on page 43.



Net Financial Earnings Component

NFE represents net income excluding the accounting impact and resulting volatility in our GAAP earnings due to unrealized gains and losses from certain derivative instruments, net of applicable tax adjustments. NFE is not an alternative to a measure derived from GAAP, such as earnings per share or any other GAAP measure of liquidity or financial performance. We use NFE as a key performance measure for compensatory purposes because we believe it strongly encourages capital discipline and better investment decisions and leads to enhanced cash flow and shareowner value. Our Chief Executive Officer is our chief operating decision maker, and he uses NFE as a measure of profit or loss in measuring the results of our operations.

No annual short-term incentive award is payable to our named executive officers under the 2020 OIP unless we achieve the 2020 OIP Performance Hurdle. However, the LDCC retains the ability to pay an annual short-term incentive award if we do not achieve the 2020 OIP Performance Hurdle as there may be circumstances under which the LDCC may decide that an annual short-term incentive award is still appropriate.

While an annual short-term incentive award may be paid if we achieve the 2020 OIP Performance Hurdle, if we do not achieve at least 80 percent of NJR's target NFE amount ("Threshold NFE"), no portion of the annual short-term incentive award would be paid attributable to the NFE component. Achievement of 120 percent of NJR's target NFE amount ("Maximum NFE") or greater would result in a payout of 150 percent of the target amount for the NFE component.

The 2020 OIP allows the LDCC to approve the exclusion of certain expenses in excess of budgeted amounts from the calculation of NFE used for purposes of the NFE component of the annual short-term incentive award formula. These adjustments are designed to allow us to make certain investments and expenditures in years with strong financial performance at NJR without penalizing our executives. The LDCC did not make any such adjustments for fiscal year 2020.

For fiscal year 2020, the target NFE amount for NJR was $197.1 million. Therefore, the Threshold NFE was $157.7 million. The fiscal year 2020 NFE target was based on compound annual growth rate consistent with our NFE guidance from fiscal year 2018 through fiscal year 2020. NJR's actual NFE for fiscal year 2020 was $196.2 million.

The graph below shows the Threshold NFE and the performance/payout curve for the NFE component of the annual short-term incentive awards. The maximum level of payout for the NFE component was 150 percent of the target amount, while achievement of Threshold NFE would result in a payout of 50 percent of the target amount. Payouts for performance between the stated performance levels are interpolated.

PAYOUT FOR NFE PERFORMANCE



Leadership Component

The LDCC assesses the leadership component for our Chief Executive Officer based on a review of his performance in comparison with his specific individual objectives for the past fiscal year. The leadership component of the annual short-term incentive award for the other named executive officers is determined based on our Chief Executive Officer's review of established business unit initiatives and individual performance assessments, which is then discussed and ratified by the LDCC. As part of his review, our Chief Executive Officer seeks and considers specific examples of how each named executive officer met the applicable objectives. The maximum payout for this portion of the annual short-term incentive award is equal to 150 percent of the targeted amount.

Mr. Westhoven's leadership objectives for fiscal year 2020 included:

- Achieve the goals and objectives enumerated in our fiscal year 2020 business and financial plans
- Implement the initiatives contained in our fiscal year 2020 Commitment to Stakeholders
- Focus on implementation of NJNG's regulatory agenda
- Enhance our strong relationships with all key external stakeholders
- Continue to make progress on our senior leadership succession plan and implementation of our long-term strategic plan

The leadership objectives of the other named executive officers for fiscal year 2020 included:

- Executing the initiatives contained in our fiscal year 2020 Commitment to Stakeholders
- Creating an atmosphere that emphasizes strategic thinking and innovation
- Expanding their breadth of knowledge about our business to identify and support new growth opportunities
- Executing their job responsibilities
- Fostering collaboration and teamwork throughout the organization

Commitment to Stakeholders (CTS) Component

The CTS component of the annual short-term incentive award is determined based on a subset of the 55 specific performance measures that the LDCC views as important to our stakeholders, and that encompass a broader range of our activities that are not necessarily reflected in our financial metrics, including many that relate to the sustainability efforts being undertaken by NJR. These performance measures are company-wide and fall into the following five categories:

- **Safe, reliable and competitively priced service:** Measures employee safety, system safety and reliability, service reliability and competitive pricing
- **Customer satisfaction:** Measures customer care, problem resolution, billing accuracy and timely response

- **Quality:** Measures quality of processes throughout the organization
- **Valuing employees:** Measures provision of feedback to employees, leadership development, workforce relations and positive work environment
- **Corporate citizenship:** Measures customer and community outreach, environmental focus, promotion of ethical behavior and fostering of community and business relationships

The 55 performance measures were established through a process that began early in the third quarter of fiscal year 2019. A team of employees from across our business units selected these performance measures spanning the five CTS categories listed above. The set of 55 performance measures was reviewed by our Chief Executive Officer and Chief Financial Officer, who made further revisions to and recommendations regarding the measures, which were then approved by our Chief Executive Officer.

The LDCC and management use these metrics to measure our overall effort to provide our customers, shareowners, communities and other stakeholders with the highest quality service and performance. Each of the performance measures is objective and quantifiable. For instance, one way we measure corporate citizenship is by calculating the total number of employee volunteer hours and calculating the total number of people reached by our customer and community outreach programs using data compiled at each volunteer event during the course of the fiscal year.

For each performance measure, a performance target was developed based upon historical company information, peer information, comparative data, trends, and, in certain cases, benchmarks required by state regulations. Performance targets were set by the appropriate business unit leaders, reviewed by our Financial Planning & Analysis Department, and approved by our senior executive team, including our Chief Executive Officer. The performance measures and targets were published and distributed to our employees shortly after the beginning of fiscal

year 2020. Separately, the senior executive team recommended a subset of the 55 performance measures to the Chief Executive Officer and the LDCC for purposes of determining the CTS component of the annual short-term incentive award. The Chief Executive Officer and the LDCC then reviewed the subset. The LDCC and the Board ultimately approved a final subset of six performance measures (the "Performance Measures"). When selecting the Performance Measures, the Chief Executive Officer and the LDCC selected one or more significant measures in each of the five CTS categories to encompass a broad spectrum of our performance, thereby allowing them to best gauge, on a company-wide basis, how well the executive management team is fulfilling the CTS. As a result, the LDCC considers the Performance Measures as those most useful for a broad assessment of executive performance.

When determining the CTS component of the annual short-term incentive award, the LDCC, in consultation with the Chief Executive Officer, establishes threshold, target and maximum performance levels for each of the Performance Measures. The threshold level is based on a level of performance that was believed to be achievable, the target level is based on a level of performance that was believed to be aggressive, but attainable, and the maximum level is based on a level of performance that was believed to be attainable by achieving exceptional performance. Each of these Performance Measures is weighted equally and an overall average measurement is obtained. The overall average measurement reflects the average company-wide performance on the Performance Measures (each weighted equally) on a scale of 0 to 150 percent of the target goal and is used for purposes of determining the CTS component of the annual short-term incentive award. For example, if we were to meet the maximum of 150 percent of the target goal for each of the Performance Measures, the average company-wide performance amount would be 150 percent.

We maintain a meaningful link between executive compensation and our sustainability efforts to create long-term value in areas such as human capital management, safety and corporate citizenship by including performance metrics in our Commitment to Stakeholders that reward executives for performance with respect to:

Safety	**Human Capital Management**	**Corporate Citizenship**
		
Emergency response time and DART incident rate	Diversity training efficacy	Employee Volunteer Hours

The table below shows the six equally-weighted Performance Measures, and indicates our threshold, target and maximum performance levels, as well as our actual performance for each of the Performance Measures:



CTS PERFORMANCE MEASURES

	TARGET	ACTUAL				
Average emergency response time *(minutes)*	THRESHOLD 24.6	20.5	19.7	MAXIMUM 16.4	PERCENTAGE OF TARGET	110%
Overall percentage of customer satisfaction from transaction survey	THRESHOLD 78.0	TARGET 89.0	ACTUAL 91.5	MAXIMUM 100.0	PERCENTAGE OF TARGET	111%
Corporate policies and procedures are current, sufficient in scope and effective in communicating key requirements	THRESHOLD 90.0	TARGET 95.0	ACTUAL 96.9	MAXIMUM 100.0	PERCENTAGE OF TARGET	119%
Diversity training efficacy measured by participant satisfaction scores	THRESHOLD 3.4	TARGET 4.2	ACTUAL 4.6	MAXIMUM 5.0	PERCENTAGE OF TARGET	125%
Days Away/Restricted or Transfer (DART) incident rate per 100 full-time employees	THRESHOLD 3.12	TARGET 2.60	ACTUAL 1.10	MAXIMUM 2.08	PERCENTAGE OF TARGET	150%
Total number of employee volunteer hours through our VISION program*	THRESHOLD 1,444	TARGET 1,805	ACTUAL 2,286	MAXIMUM 2,166	PERCENTAGE OF TARGET	100%

119.2% Payout

* *This goal was modified below the original target due to the lack of volunteer opportunities during the COVID-19 pandemic. The LDCC approved the adjustment but measured performance at target as the Company was on track to exceed the original goal as of March 2020.*

As illustrated in the table above this paragraph, during fiscal year 2020, the average company-wide performance equaled **119.2** percent of the target goals. This corresponded to a payout of **23.8** percent of the target payout amount for the CTS component of the annual short-term incentive award formula.

Actual Fiscal Year 2020 Annual Short-Term Incentive Award Payouts under the 2020 OIP

In November 2020, the LDCC reviewed our NFE against the 2020 OIP Performance Hurdle before considering whether each of the named executive officers qualified for an annual short-term incentive award under the 2020 OIP as set forth below:

> **2020 OIP Performance Hurdle: $147.8 million NFE**
>
> **2020 OIP NFE Target: $197.1 million NFE**
>
> **Actual 2020 Performance: $196.2 million NFE**

The LDCC reviewed the results of the 2020 OIP for Mr. Westhoven and then reviewed the results of the 2020 OIP for the other named executive officers based on the recommendations made by the Chief Executive Officer. The amount of the annual short-term incentive award approved by the LDCC for the Chief Executive Officer and the amounts of

the annual short-term incentive awards recommended by the Chief Executive Officer to the LDCC, and subsequently approved by the LDCC, for the other named executive officers, are set forth on page 46.

For fiscal year 2020, the NFE, CTS and leadership components comprised 50 percent, 20 percent and 30 percent, respectively, of the annual short-term incentive awards under the 2020 OIP for each of our named executive officers. This totaled payout amounts between 98.3 and 118.3 percent of the target amount for the fiscal year 2020 total annual short-term incentive award for each named executive officer, calculated as set forth below.

NFE Component

For fiscal year 2020, our NFE was $196.2 million, which corresponded to a payout amount equal to 49.4 percent of the total target annual short-term incentive award related to the NFE component for the named executive officers. We calculated this payout amount as follows:

NFE Component Calculation

(In millions)

NJR Actual NFE	NJR Target NFE	Percent of Target	Percent of Target Payout Amount	Component Percentage	Amount Earned as Percent of Total Annual Short-Term Incentive Award
$196.2	$197.1	99.5%	98.9%	50%	49.4%

Leadership Component

Our Chief Executive Officer submitted individual leadership performance reviews for each of the named executive officers for discussion and consideration by the LDCC. The LDCC reviewed each of the named executive officer's 2020 individual leadership results, including results for our Chief Executive Officer, and assessed these results against such named executive officer's objectives. Below is a summary of certain 2020 individual performance highlights for each of our named executive officers that were factored into their 2020 annual short-term incentive award and the setting of 2020 total targeted direct compensation.

Name	Fiscal Year 2020 Performance Highlights
● Stephen D. Westhoven	● Delivered NFE within our guidance range despite COVID-19 pandemic, challenges at NJRES and infrastructure delays ● NJNG successfully completed base rate case filing, delivered over $62 million to base rates ● Completed Section 2 of the Southern Reliability Link ("SRL") and began construction of Section 1; remain on track for 2021 in-service date ● Met or exceeded the key metrics in our Commitment to Stakeholder Index ● NJNG ranked #1 by J.D. Power for customer satisfaction with residential natural gas service in the East among large utilities for the sixth consecutive year ● Completed the acquisition of two significant midstream assets, Leaf River Energy Center and Adelphia Gateway ● Developed a far-reaching sustainability agenda, including emission reduction targets aligned with the State of New Jersey Governor's Energy Master Plan ● Strengthened our commitment to diversity and inclusion with the addition of three business resource groups, and assisted nearly 1800 nonprofit and community organizations including the NJ Pandemic Relief Fund, Fulfill and the Interfaith Food Pantry
● Patrick J. Migliaccio	● Delivered NFE within our guidance range despite the COVID-19 pandemic, challenges at NJRES, and infrastructure delays ● Successful completion of NJR's planned equity offering to support the acquisition of Leaf River ● Oversaw the financing of $200 million of New Jersey Natural Gas first mortgage bonds at rates competitive within the marketplace ● Oversaw the financing of $460 million New Jersey Resources private placement; NJR's largest ever at rates competitive within the marketplace and designated a portion of the proceeds as green bonds – supporting NJR's ESG efforts ● Oversaw the migration of the Internal Audit program to an outsourced model that improved audit quality at a cost neutral level
● Nancy A. Washington	● Supported all aspects of the transition of the CEO and Chairman of the Board roles ● Led legal strategy and support to further business priorities, including infrastructure projects, accounting issues, sustainability and cybersecurity ● Guided Finance and Treasury through equity issuance, financing decisions, earnings announcements and the formation of an investment committee ● Supported every aspect of the Company's business continuity plan through the COVID-19 pandemic, including the evaluation and interpretation of new legislation, executive orders, regulatory requests and industry guidance ● Oversaw all litigation, threatened litigation and claims management ● Ensured strong corporate governance practices at the Board and executive level, including keeping the Board apprised of judicial, regulatory and legislative developments ● Provided counsel to the Board on fiduciary duties, compliance, disclosure requirements, investor issues and policies of institutional investors and proxy advisors ● Managed all code of conduct enforcement, reporting and complaint investigations

Name	Fiscal Year 2020 Performance Highlights
● Amanda E. Mullan	● Led NJR's business continuity efforts associated with the coronavirus pandemic in compliance with all federal and state guidelines, including all response protocols, decision making, internal and external communications, remote work implementation, policy development and return to work planning ● Implemented several cost-saving Health and Welfare plan design strategies to reduce or avoid medical and dental plan expenses ● Developed CEO Succession, Emergency Succession and Business Unit Succession plans ● Developed a multi-year Diversity and Inclusion Strategy integrating workforce, community and supplier initiatives ● Led personnel integration efforts related to Adelphia Gateway and Leaf River Energy Center ● Planned and facilitated all meetings and agenda items for the LDCC.
● Amy Cradic	● Guided development of the strategy and five-year business plans of the non-utility businesses to ensure achievement of financial metrics ● Oversaw, prioritized and advanced midstream infrastructure development projects ● Strategically navigated regulatory hurdles on Adelphia and SRL to ensure required approvals were obtained and timelines were met ● Established coordinated decision making and cross-functional communications across non-utility businesses to improve critical path prioritization ● Formalized the Office of Sustainability and established the NJR methane emissions inventory and reduction target ● Coordinated multi-utility and stakeholder effort, which led to critical language being included on capacity concerns adopted in NJ 2019 Energy Master Plan ● Completed Harvard Accelerated Management Program

The Chief Executive Officer advised the LDCC that Mr. Migliaccio and Ms. Cradic achieved 150 percent of their leadership goals and that Ms. Washington and Ms. Mullan achieved 83.3 percent and 133.3 percent of their leadership goals, respectively. For Mr. Migliaccio and Ms. Cradic, these achievements corresponded to a payout amount equal to 45 percent of their total target annual short-term incentive awards. For Ms. Washington and Mr. Mullan, these achievements corresponded to 25 percent and 40 percent of their total target annual short-term incentive awards, respectively. The LDCC determined that Mr. Westhoven achieved 150 percent of his leadership goals, which corresponded to a payout amount equal to 45 percent of his total target annual short-term incentive award. We calculated the payout amount for the Leadership Component for each named executive officer as follows:

Name	Percent of Target Payout Amount for Leadership Component	Component Percentage	Amount Earned as Percent of Total Annual Short-Term Incentive Award
Stephen D. Westhoven	150%	30%	45%
Patrick J. Migliaccio	150%	30%	45%
Nancy A. Washington	83.3%	30%	25%
Amanda E. Mullan	133.3%	30%	40%
Amy Cradic	150%	30%	45%

CTS Component

We achieved 119.2 percent of our CTS targets, which corresponded to a payout amount equal to 23.8 percent of the total target annual short-term incentive award. We calculated this payout amount as follows:

Actual Performance as a Percentage of Commitment to Stakeholders Target	Percent of Target Payout Amount	Component Percentage	Amount Earned as Percent of Total Annual Short-Term Incentive Award
119.2%	119.2%	20%	23.8%

OIP FORMULA PAYOUT FOR

Mr. Westhoven:

PAYOUT FOR NFE		PAYOUT FOR LEADERSHIP		PAYOUT FOR CTS		A PERCENTAGE OF TARGET AMOUNT[1]
49.4%	+	45%	+	23.8%	=	118.3%

Mr. Migliaccio:

PAYOUT FOR NFE		PAYOUT FOR LEADERSHIP		PAYOUT FOR CTS		A PERCENTAGE OF TARGET AMOUNT[1]
49.4%	+	45%	+	23.8%	=	118.3%

Ms. Washington:

PAYOUT FOR NFE		PAYOUT FOR LEADERSHIP		PAYOUT FOR CTS		A PERCENTAGE OF TARGET AMOUNT[1]
49.4%	+	25%	+	23.8%	=	98.3%

Ms. Mullan:

PAYOUT FOR NFE		PAYOUT FOR LEADERSHIP		PAYOUT FOR CTS		A PERCENTAGE OF TARGET AMOUNT[1]
49.4%	+	40%	+	23.8%	=	113.3%

Ms. Cradic:

PAYOUT FOR NFE		PAYOUT FOR LEADERSHIP		PAYOUT FOR CTS		A PERCENTAGE OF TARGET AMOUNT[1]
49.4%	+	45%	+	23.8%	=	118.3%

(1) *Totals have been adjusted for rounding.*

These annual short-term incentive award amounts are set forth in the table below and in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 58 of this Proxy Statement.

Name	Fiscal Year 2020 Annual Short-Term Incentive Award Paid ($)[1]
Stephen D. Westhoven	887,250
Patrick J. Migliaccio	283,920
Nancy A. Washington	184,313
Amanda E. Mullan	186,947
Amy Cradic	227,136

(1) *These awards were paid in cash.*

Long-Term Equity Incentive Awards

Our primary objectives in granting long-term equity incentive awards are to encourage significant ownership of our Common Stock by management and to provide long-term financial incentives linked directly to the long-term performance of the Company. The LDCC believes that significant ownership of our Common Stock by senior management is the optimal method for aligning the interests of management and our shareowners. Our equity incentive program is effectively designed to further this objective.

In November 2019, after consulting with FW Cook, the LDCC determined that a portion of our executive officers' total compensation should continue to be delivered in a mix of Time-Vested Restricted Stock Units and performance-based awards. For fiscal year 2020, the Board approved, pursuant to the recommendation of the Chief Executive Officer, the long-term incentive program granting four types of awards:

1) *FY 2020 TSR Performance Share Units.* Performance share units that will vest, if at all, if the total shareowner return for NJR Common Stock, measured against an industry comparator group, meets or exceeds the threshold performance goal over a 36-month period beginning on October 1, 2019, and ending on September 30, 2022.

2) *FY 2020 NFE Performance Share Units.* Performance share units that will vest, if at all, based upon our cumulative NFEPS over the 36-month period beginning on October 1, 2019, and ending on September 30, 2022.

3) *Performance-Based Restricted Stock Units.* Restricted stock units awarded to our President and Chief Executive Officer that will vest in three equal installments on September 30, 2020, September 30, 2021, and September 30, 2022, if the NFEPS performance goal for the fiscal year ending September 30, 2020, is achieved, subject to his continued employment, except under certain conditions.

4) *Time-Vested Restricted Stock Units.* Restricted stock units awarded to certain named executive officers, other than our President and Chief Executive Officer, that will vest in three equal installments on October 15, 2020, October 15, 2021, and October 15, 2022, subject to continued employment of the recipient, except under certain conditions. Restricted stock units are settled in an equal number of shares of our Common Stock.

The long-term incentive equity awards granted to the President and Chief Executive Officer were entirely "at-risk," consisting of performance share units and Performance-Based Restricted Stock Units, which could become worthless if the applicable performance goals are not met. Approximately 51 percent of the shares that make up the awards to our other named executive officers were "at-risk," while the remaining 49 percent of the awards were in the form of Time-Vested Restricted Stock Units. Equity awards were granted to promote retention of the named executive officers, while the FY 2020 TSR Performance Share Units benchmark our performance against an industry comparator group over an extended period of time and the FY 2020 NFE Performance Share Units measure our performance against cumulative NFEPS-based goals set by the LDCC.

The graphic on the left below shows that 100 percent of Mr. Westhoven's long-term incentive plan ("LTIP") grants in fiscal year 2020 were performance-based equity grants. The graphic in the middle illustrates the split in the number of shares granted between Time-Vested Restricted Stock Unit grants and the performance-based equity grants to our named executive officers, other than Mr. Westhoven, in fiscal year 2020. The graphic below on the right shows the historical mix between the Time-Vested Restricted Stock Unit or Deferred Retention Stock grants and performance-based awards to named executive officers between 2016 and 2020 based upon the number of shares granted. These graphics highlight our emphasis over the past five years on awarding a mix of performance-based awards, such as performance share units and Performance-Based Restricted Stock Units, and Time-Vested Restricted Stock Units or Deferred Retention Stock awards. The actual value a named executive officer may receive will depend upon the number of shares received and the market price of our Common Stock at the time the awards vest.



In designing the long-term equity incentive program, the LDCC established the following key objectives:

- Selecting long-term equity incentive levels and vehicles that are competitive with our peer group
- Distributing restricted stock units with meaningful vesting periods to encourage retention of key executives
- Using performance share unit awards and Performance-Based Restricted Stock Units based upon NFEPS or relative TSR to link compensation to Company performance criteria that are meaningful to shareowners
- Providing flexibility for granting awards by allowing balance among different types of long-term equity awards that relate to the objectives of retention and performance

With the exception of significant promotions and new hires, equity grants, including long-term equity incentive awards, are generally awarded at the first regularly scheduled LDCC meeting following the conclusion of the fiscal year. The LDCC selects this timing because it enables us to consider the prior year performance of the Company and the participants and our expectations for the next performance period, while also ensuring that regular awards will be made after we publicly disclose our performance for the year. The awards are made as early as practicable in our fiscal year to maximize the time period for the incentives associated with the awards.

Fiscal Year 2020 ("FY 2020") TSR Performance Share Unit Awards

In November 2019, the LDCC approved the grant of the FY 2020 TSR Performance Share Units with performance criteria based upon the Company's TSR, pursuant to the 2017 Plan. As set forth in the table below, the FY 2020 TSR Performance Share Unit awards were granted to the named executive officers as of November 12, 2019. Each FY 2020 TSR Performance Share Unit is equal to one share of Common Stock. The FY 2020 TSR Performance Share Unit awards vest at the end of a 36-month performance period beginning on October 1, 2019, and ending on September 30, 2022, based on Company TSR versus an 18-company industry comparator group selected based on objective screening criteria and used solely for purposes of this award, which is listed below.

Ameren Corporation	Atmos Energy Corporation	Avista Corp.
Black Hills Corporation	CenterPoint Energy, Inc.	Chesapeake Utilities Corporation
CMS Energy Corp.	MDU Resources Group Inc.	National Fuel Gas Company
NiSource Inc.	Northwest Natural Gas Company	Northwestern Corporation
ONE Gas, Inc.	South Jersey Industries, Inc.	Southwest Gas Corporation
Spire Inc.	UGI Corporation	Unitil Corporation

The industry comparator group set forth on the prior page includes natural gas and multi-utility companies with a market capitalization between one-fifth and five times that of NJR as of May 31, 2019, and includes 14 of the companies that make up the Fiscal Year 2020 peer group. FY 2020 TSR Performance

Share Units will not vest if performance during the 36-month performance period does not meet the threshold level. If the performance meets or exceeds the maximum expectations, 150 percent of the target number of awarded FY 2020 TSR Performance Share Units will be earned.

Name	Grant Date	Number of FY 2020 TSR Performance Share Units (Target)	Grant Date Fair Value[1] Target ($)
Stephen D. Westhoven	11/12/2019	10,037	363,440
Patrick J. Migliaccio	11/12/2019	3,346	121,159
Nancy A. Washington	11/12/2019	2,476	89,656
Amanda E. Mullan	11/12/2019	2,275	82,378
Amy Cradic	11/12/2019	2,007	72,673

(1) *Target amounts represent grant date fair value calculated in accordance with FASB ASC Topic 718 and based upon the closing price of our Common Stock of $40.61 on November 12, 2019, utilizing a lattice model. The actual value of these awards will be determined based upon the number of FY 2020 TSR Performance Share Units that vest at the end of the performance period on September 30, 2022, and the closing price of our Common Stock on September 30, 2022. As described below, the "threshold" number of shares would be 40 percent of the target award amount, while the "maximum" number of shares that may be awarded would equal 150 percent of the target award amount.*

The number of FY 2020 TSR Performance Share Units earned will be determined based on the following table:

Relative TSR Percentile	% of Target Award to Vest
<25th	0%
25th (threshold)	40%
55th (target)	100%
80th and above (maximum)	150%

TSR is computed as follows:

$$TSR = (Price_{end} - Price_{begin} + Dividends) / Price_{begin}$$

$Price_{begin}$ = the average of the closing share price of the Common Stock over the 20 trading days beginning October 1, 2019.

$Price_{end}$ = the average of the closing share price of the Common Stock over the 20 trading days ending September 30, 2022.

Dividends = dividends or other distributions paid to shareowners with respect to the Common Stock with ex-dividend dates falling within the 36-month period between October 1, 2019, and September 30, 2022 (with such dividends and other distributions deemed reinvested in shares of Common Stock as of the ex-dividend date based on the price of the Common Stock on the ex-dividend date where not paid in shares of Common Stock).

Price = the closing price of the Common Stock as of the applicable date.

Upon achievement of TSR at a percentile between any two specified percentiles, the TSR Performance Share Units earned will be determined by mathematical interpolation on a straight-line basis.

Fiscal Year 2020 ("FY 2020") NFE Performance Share Unit Awards

In November 2019, the LDCC approved the grant of FY 2020 NFE Performance Share Unit awards with performance criteria based upon the Company's cumulative NFEPS, pursuant to the 2017 Plan. Each FY 2020 NFE Performance Share Unit is equal to one share of Common Stock. The FY 2020 NFE Performance Share Units vest, if at all, based upon our Cumulative NFEPS (defined below) over the 36-month period beginning on October 1, 2019, and ending on September 30, 2022. The NFEPS targets are based upon our three-year

financial plan and are designed to challenge our executives by being aggressive, but achievable, and to encourage and reward continued growth in our NFE on a per share basis. The cumulative NFE Performance Share target of $6.61 represents an annual compound growth rate consistent with our long-term NFE guidance using fiscal year 2018 NFE per basic share as a baseline. The number of FY 2020 NFE Performance Share Units earned will be determined based on the following table.

Cumulative NFEPS	Performance Share Units Earned as a Percentage of Target Performance Shares
Less than $5.29	0%
$5.29 (threshold)	50%
$6.61 (target)	100%
$7.93 or Greater (maximum)	150%

"NFEPS" is the NFE per basic share of Common Stock that the Company reports on a quarterly and annual basis to the public and in its quarterly reports on Form 10-Q and annual report on Form 10-K that are filed with the SEC.

"Cumulative NFEPS" is the sum of the annual NFEPS for the three fiscal years ended September 30, 2020, 2021 and 2022, calculated as follows:

$$\text{Cumulative}_{NFEPS} = NFEPS_{FY2020} + NFEPS_{FY2021} + NFEPS_{FY2022}$$

FY 2020 NFE Performance Share Units will not vest if performance does not meet the threshold level. If the performance meets or exceeds the maximum expectations, 150 percent of the target number of awarded FY 2020 NFE Performance Shares will be earned. Payout for performance between the measures for the threshold and maximum payout will be interpolated. The earned FY 2020 NFE Performance Share Units will be delivered to participants at the end of the performance period, upon the determination of the LDCC that the performance objectives have been met.

Name	Grant Date	Number of FY 2020 NFE Performance Share Units (Target) Granted	Grant Date Fair Value[1] Target ($)
Stephen D. Westhoven	11/12/2019	9,234	374,993
Patrick J. Migliaccio	11/12/2019	3,078	124,998
Nancy A. Washington	11/12/2019	2,278	92,510
Amanda E. Mullan	11/12/2019	2,093	84,997
Amy Cradic	11/12/2019	1,847	75,007

(1) Target amounts represent grant date fair value calculated in accordance with FASB ASC Topic 718 and based upon the closing price of our Common Stock of $40.61 on November 12, 2019. The actual value of these awards will be determined based upon the number of performance share units that vest at the end of the performance period on September 30, 2022, and the closing price of our Common Stock on September 30, 2022. The "threshold" number of shares would be 50 percent of the target award amount, while the "maximum" number of shares that may be awarded would equal 150 percent of the target award amount.

FY 2020 Performance-Based Restricted Stock Unit Awards

In November 2019, Mr. Westhoven was granted Performance-Based Restricted Stock Units ("PBRS") with performance criteria based upon NJR's NFEPS in the fiscal year ended September 30, 2020. The PBRS award would vest in up to three equal installments on September 30, 2020, September 30, 2021, and September 30, 2022, if the performance goal of $1.56 NFEPS for the fiscal year ended September 30, 2020, was achieved.

Name	Number of Shares of PBRS Granted	Grant Date Fair Value ($)
Stephen D. Westhoven	18,468	749,985

The performance goal of $1.56 NFEPS for NJR for the fiscal year ended September 30, 2020, was met and certified by the LDCC on November 9, 2020, resulting in an earnout of 18,468 shares for Mr. Westhoven, of which 6,156 shares, including accumulated dividends, vested on November 9, 2020. Mr. Westhoven's remaining shares will vest in equal installments in September 2021 and September 2022.

FY 2020 Time-Vested Restricted Stock Units

On November 12, 2019, the LDCC approved the grant of Time-Vested Restricted Stock Unit ("RSU") awards to named executive officers other than our President and CEO as recognition for performance during fiscal year 2019 and as a retention vehicle pursuant to the 2017 Plan. These RSU awards will vest in up to three equal installments on September 30, 2020, September 30, 2021, and September 30, 2022. The LDCC values Time-Vested Restricted Stock Unit awards at the fair market value of the number of shares of our Common Stock on the date of grant.

Name	Number of Shares of Time-Vested Restricted Stock Units Granted	Grant Date Fair Value ($)[1]
Patrick J. Migliaccio	6,156	249,995
Nancy A. Washington	4,556	185,019
Amanda E. Mullan	4,186	169,993
Amy Cradic	3,694	150,013

(1) Represents full grant date fair value calculated in accordance with FASB ASC Topic 718 and based upon the closing price of our Common Stock of $40.61 on November 12, 2019.

Fiscal Year 2018 ("FY 2018") NFE Performance Shares Vesting

In November 2017, the LDCC approved the grant of FY 2018 NFE Performance Share Unit awards with performance criteria based upon the Company's cumulative NFEPS to certain of our named executive officers pursuant to the 2017 Plan. Each FY 2018 NFE Performance Share Unit was equal to one share of Common Stock. The FY 2018 NFE Performance Shares were eligible for vesting at the end of a 36-month performance period beginning on October 1, 2017, and ending on September 30, 2020, based upon our Cumulative NFEPS over the 36-month period. As illustrated in the tables below, 114 percent of FY 2018 NFE Performance Shares vested as our actual performance was certified by the LDCC as $6.09 per share.

Cumulative NFEPS	Performance Share Units Earned as a Percentage of Target Performance Shares
Less than $4.61	0%
$4.61 (threshold)	50%
$5.76 (target)	100%
$6.09 (actual)	**114%**
$6.91 or Greater (maximum)	150%

"NFEPS" is the NFE per basic share of Common Stock that the Company reports on a quarterly and annual basis to the public and in its quarterly reports on Form 10-Q and annual report on Form 10-K that are filed with the SEC, as adjusted by the LDCC to remove the one-time benefit to NFE from the revaluation of NJR's deferred tax assets and liabilities resulting from the Tax Cut and Jobs Act ("Tax Act").

"Cumulative NFEPS" is the sum of the annual NFEPS for the three fiscal years ended September 30, 2018, 2019 and 2020, calculated as follows:

$$Cumulative_{NFEPS} = NFEPS_{FY2018} + NFEPS_{FY2019} + NFEPS_{FY2020}$$

Name	Grant Date	Number of FY 2018 NFE Performance Share Units (Target) Granted	Number of Shares Actually Vested
Stephen D. Westhoven	11/14/2017	3,306	3,769
Patrick J. Migliaccio	11/14/2017	2,236	2,549
Nancy A. Washington	11/14/2017	1,486	1,694
Amanda E. Mullan	11/14/2017	2,228	2,540

FY 2018 TSR Performance Shares Vesting

In November 2017, the LDCC approved the grant of FY 2018 TSR Performance Share Unit awards with performance criteria based on TSR performance relative to an industry comparator group to certain of our named executive officers pursuant to the 2017 Plan. Each FY 2018 TSR Performance Share Unit was equal to one share of Common Stock. The FY 2018 TSR Performance Shares were eligible for vesting at the end of a 36-month performance period beginning on October 1, 2017,

and ending on September 30, 2020, based upon our relative TSR versus the established comparator group used for compensation purposes at the time of grant. As illustrated in the tables below, none of the FY 2018 TSR Performance Shares vested. At the end of the performance period, our actual performance, as certified by the LDCC, was in the 6th percentile.

Relative TSR Percentile	% of Target Award to Vest
6th (actual)	0%
<25th	0%
25th (threshold)	40%
55th (target)	100%
80th and above (maximum)	150%

TSR was computed as follows:

$$TSR = (Price_{end} - Price_{begin} + Dividends) / Price_{begin}$$

$Price_{begin}$ = the average of the closing share price of Common Stock over the 20 trading days beginning October 1, 2017

$Price_{end}$ = the average of the closing share price of Common Stock over the 20 trading days ending September 30, 2020

Dividends = dividends or other distributions paid to shareowners with respect to the Common Stock with ex-dividend dates falling within the 36-month period between October 1, 2017, and September 30, 2020 (with such dividends and other distributions deemed reinvested in shares of Common Stock as of the ex-dividend date based on the price of the Common Stock on the ex-dividend date where not paid in shares of Common Stock)

Price = the closing price of the Common Stock as of the applicable date

Upon achievement of Total Shareowner Return at a percentile between any two specified percentiles, any TSR Performance Share Units earned would have been determined by mathematical interpolation on a straight-line basis.

Name	Grant Date	Number of FY 2017 TSR Performance Share Units (Target) Granted	Number of Shares Actually Vested
Stephen D. Westhoven	11/14/2017	3,554	0
Patrick J. Migliaccio	11/14/2017	2,404	0
Nancy A. Washington	11/14/2017	1,598	0
Amanda E. Mullan	11/14/2017	2,395	0

Retirement Programs

Our retirement programs for senior executives provide an opportunity for each participating executive, through long-term service to us, to receive certain retirement benefits. Three of our named executive officers participate in the New Jersey Natural Gas Company Plan for Retirement Allowances for Non-Represented Employees (the "Non-Represented Plan"), which is a trusteed noncontributory defined benefit retirement plan. Each of our named executive officers also participates in our NJR Employees' Retirement Savings Plan (our 401(k) Plan), which is a trusteed defined contribution plan. All of our non-represented employees hired on or after October 1, 2009,

are covered by an enhanced defined contribution plan feature of our 401(k) Plan instead of the Non-Represented Plan. These plans provide retirement benefits to broad groups of employees and executives. Each of our named executive officers, with the exception of Ms. Cradic, also participates in the Savings Equalization Plan of NJR, which we refer to as the SEP, and two of our named executive officers participate in the Pension Equalization Plan of NJR, which we refer to as the PEP, both of which are unfunded non-qualified plans. These plans provide benefits that would have been made under the Non-Represented Plan and the 401(k) Plan, but for the

limitations on compensation and contributions imposed by Sections 401(a)(4), 401(a)(17), 401(k), 401(m) and 415 of the Internal Revenue Code. In addition, the named executive officers and certain other officers have supplemental retirement agreements. Under the Supplemental Executive Retirement Plan Agreements, which we also refer to as SERP Agreements, benefits are payable over a 60-month period commencing at age 65. At projected retirement, the total maximum amount payable to Mr. Westhoven under his SERP Agreement is currently $250,000. Mr. Migliaccio and Mses. Washington, Mullan and Cradic would each be entitled to maximum amounts of $125,000 under their respective SERP Agreements as of September 30, 2020. These are described more fully in

the narrative following the Pension Benefits table on page 66 of this Proxy Statement.

We also sponsor health care plans that provide post-employment medical and life insurance benefits to union and non-union employees who meet the eligibility requirements. Retirees must meet certain age and service requirements to be eligible. Depending on the year of retirement, benefits may be subject to annual deductibles, coinsurance requirements and retiree contributions. As of September 30, 2020, none of the named executive officers have completed the age and service requirements to be eligible for post-employment health coverage.

Severance Policies

Severance protection is provided to our senior executives in their employment continuation agreements with the Company (defined below) and only in the event that a senior executive is terminated following a "change of control." This protection is designed to be fair and competitive and to aid in attracting and retaining experienced executives. We believe that the protection we provide, including the level of severance payments and post-termination benefits, is appropriate and within the range of competitive practice.

Severance protection following a change of control provides a number of important benefits to us. First, it permits an executive to evaluate a potential change of control while

relatively free of concern for the executive's own situation or the need to seek employment elsewhere. Second, change of control transactions take time to unfold, and a stable management team can help preserve our operations — either to enhance the value delivered to a buyer in the transaction or, if no transaction is consummated, to ensure that our business will continue without undue disruption. Finally, we believe that the change of control protections in place encourage management to consider, on an ongoing basis, whether a strategic transaction might be advantageous to our shareowners — even one that would vest control of the Company in a third party.

Amended and Restated Employment Continuation Agreements

Each of our named executive officers has entered into an Employment Continuation Agreement with the Company ("Employment Continuation Agreement"). The Employment Continuation Agreements provide each executive certain rights in the event that his or her employment is terminated within two years following the occurrence of a "Change of Control" (as defined in the agreements) (I) by us without "Cause" (as defined in the agreements) or (II) by the executive for "Good Reason" (as defined in the agreements). Subject to the limitation described in the next paragraph, upon such termination of employment, the executive, in the case of Mr. Westhoven, will receive three times the sum or, in the case of the other named executive officers, two times the sum, of (x) annual base salary and (y) the average of annual bonuses paid or payable with respect to the last three calendar years ended prior to the Change of Control.

The Employment Continuation Agreements contain a "best net" provision where, if any excise tax is due, NJR will not make a gross-up payment, but instead will reduce payments to the executive to the extent necessary to avoid the imposition of an excise tax if such reduction will provide the executive the best net after-tax result. If full payment to an executive will result in the best net after-tax result, the full amount will be paid, but the

executive will be solely responsible for any potential excise tax payment.

The Board decided to amend and restate the Employment Continuation Agreements effective November 12, 2019, to (i) update the restrictive covenants and (ii) update the provisions addressing the timing of payment of benefits after the required release of claims has become effective and irrevocable in order to maintain compliance with Section 409A of the Internal Revenue Code, as amended.

For purposes of the Employment Continuation Agreements, a "change of control" generally means:

- The acquisition, within a 12-month period, by any person or group of beneficial ownership of securities representing 50 percent or more of the combined voting power of our securities;

- Within any 12-month period, the persons who were our directors immediately before such period (the "Incumbent Directors") and directors whose nomination or election is approved by a majority of the Incumbent Directors and directors previously approved by the Incumbent Directors cease to constitute a majority of the Board; or

- The consummation of a merger, consolidation, share exchange, division, sale or other disposition of all or

substantially all of our assets, or a complete liquidation as a result of which the shareowners immediately prior to such event do not hold, directly or indirectly, a majority of the Voting Power (as defined in the Employment Continuation Agreements) of the acquiring or surviving corporation.

As a condition of the right of an executive to receive payments under the Employment Continuation Agreement, the executive will not, for a period of two years following termination of employment, acting alone or in conjunction with others, directly or indirectly:

- Compete with the business of the Company by performing activities that are the same as or similar to those in which he or she has been directly engaged on behalf of us or any affiliate, during the last two years prior to such termination, in the geographic area where such business was conducted;

- Induce any customers of the Company or any of our affiliates with whom the executive has had direct contact or

relationships, during and within the scope of his or her employment with the Company, to curtail or cancel their business with us or any such affiliate;

- Induce, or attempt to influence, any employee of the Company or any of our affiliates to terminate employment with the Company or any such affiliates;

- Solicit or assist any third party in the solicitation of any person who during the 12 months prior to such solicitation was an employee of the Company or any of its affiliates; or

- Directly or indirectly use, copy, disclose, publish or otherwise distribute confidential information or trade secrets of the Company.

The payments that may be due under the Employment Continuation Agreements in the event of a Change of Control are described in more detail below in the section entitled "Potential Payments Upon Termination or Change of Control" beginning on page 68 of this Proxy Statement.

Deferred Compensation

To enhance the competitiveness of our executive compensation program and increase our ability to attract and retain qualified key personnel necessary for our continued success and progress, we offer an Officers' Deferred Compensation Plan to provide a select group of management and highly compensated employees of the Company and its affiliates a means to defer receipt of specified portions of compensation and to have such deferred amounts treated as if invested in specified investment vehicles. Participants in the Officers' Deferred Compensation Plan may defer the receipt of compensation or awards, which may be in the form of cash,

stock or stock-denominated awards, including salary, annual bonus awards, long-term awards and compensation payable under other plans and programs, employment agreements or other arrangements. Deferrals under the Officers' Deferred Compensation Plan must comply with the requirements of Section 409A of the Internal Revenue Code, U.S. federal income tax laws and regulations of the U.S. Treasury Department. Although all of the named executive officers are eligible to participate in the Officers' Deferred Compensation Plan, none of our named executive officers have any amounts in such plan.

Other Benefits

The LDCC believes employee benefits are an essential component of our competitive total compensation package. These benefits are designed to attract and retain our employees. The named executive officers may participate in the same benefit plans as our salaried employees, which include medical, health and dental insurance, long-term disability insurance, accidental death and disability insurance, travel and accident insurance, and our 401(k) Plan. As part of the 401(k) Plan, we generally match 80 percent of the first six percent of compensation contributed by the employee into the 401(k) Plan, subject to the Internal Revenue Code and our 401(k) Plan limits. The matching contribution is limited to 70 percent for represented employees of NJRHS. Additionally, we contribute between 3.5 and 4.5 percent of base compensation, depending upon years of service, into the 401(k) Plan on behalf of employees who are not eligible to participate in the defined benefit plans. We have disclosed all Company matches for our named executive officers in the column labeled "All Other

Compensation," in the Summary Compensation Table on page 58, and separately disclosed each amount in Footnote 5 to that table on page 59 of this Proxy Statement.

The LDCC provides our executives, including named executive officers, with additional benefits that we believe provide security for current and future needs of the executives and their families and therefore assist in attracting and retaining them. These other benefits are structured to be within the competitive range relative to our peer group. The additional benefits we provide, or have provided to some of our executives, consist of the following, and are included in the amounts set forth in the column labeled "All Other Compensation" in the Summary Compensation Table on page 58, and separately disclosed in Footnote 5 to that table on page 59 of this Proxy Statement: car allowance, preventative health maintenance program and executive insurance program. In addition to the cash and equity compensation discussed above, we provide our Chief Executive Officer and the other named executive officers with

the same benefits package available to all of our salaried employees. The package includes:

- Health and dental insurance (portion of costs)
- Basic life insurance
- Long-term disability insurance
- Participation in our 401(k) Plan, including company matching contributions

- Participation in our Non-Represented Plan, which is available to all non-union employees who were employed before October 1, 2009
- Matching certain charitable contributions

For business purposes, it may be appropriate for certain members of senior management to belong to a golf or social club so that such executives have an appropriate entertainment forum for customers and appropriate interaction with their communities.

Share Ownership Guidelines

The LDCC believes it is important to align the interests of senior management with our shareowners. While the LDCC considers this principle when determining the appropriate mix of base salary, annual short-term incentive awards and long-term equity incentive awards, the LDCC also established share ownership guidelines that encourage the accumulation and retention of our Common Stock.

> We believe that executive ownership is important to create a mutuality of interest with shareowners. Therefore, executive officers are required to meet established share ownership levels.

These guidelines are subject to annual review by the LDCC and no changes were made in fiscal year 2020.

Under the share ownership guidelines, officers of the Company are required to own shares of our Common Stock with a total share value as set forth in the following table.

Position	Minimum Common Stock Ownership Requirement
Chief Executive Officer (CEO)	5 x Base Salary
Chief Operating Officer (COO)[1]	4 x Base Salary
Section 16 Officers (other than CEO and NJR COO)	3 x Base Salary
Other Officers	1 x Base Salary

(1) The COO refers to the NJR COO rather than the COO of our non-utility businesses. NJR does not currently have a COO.

Until an officer achieves the minimum share ownership under the guidelines described above, he or she must retain 50 percent of all shares awarded to him or her under the Company's stock award and incentive plans, net of the number of shares the officer has applied to the payment of taxes on such awards. Compliance with these guidelines will be determined annually on October 1 using the average quarter-end closing price of the Company's Common Stock for the most recently completed fiscal year. Once the minimum stock ownership threshold is achieved, a named executive officer will remain in compliance with the guidelines despite future changes in stock price and base salary, as long as his or her holdings do not decline below the number of shares at the time the minimum stock ownership requirement was met.

Each of the named executive officers was in compliance with these share ownership guidelines as of September 30, 2020, and all of our officers either meet the minimum share ownership requirements under the guidelines or have met the retention requirements applicable to those who do not yet meet the minimum share ownership requirements.

Compensation Recoupment ("Clawback") Policy

> Effective November 12, 2019, we amended our Clawback Policy, which applies to incentive compensation awarded to executive officers, to expand coverage to certain conduct that results in material financial or reputational harm to the Company.

Under the revised Clawback Policy, in the event of (a) an accounting restatement resulting from material noncompliance with financial reporting requirements under the applicable securities laws or (b) specified detrimental conduct that, in the discretion of the LDCC, is likely to cause or has caused material financial or reputational harm to the Company, incentive compensation may be recouped from the named executive officers or others covered by the Clawback Policy.

Anti-Hedging and Pledging Policy

To ensure alignment of the interests of our shareowners, directors and executive officers, including our named executive officers, the Company's Code of Conduct does not permit directors, officers or employees to engage in short-term or speculative transactions involving the Company's securities, including short sales, publicly-traded options, or hedging transactions. Directors, officers and certain employees, as designated by the Company's Senior Vice President and General Counsel, are prohibited from pledging the Company's securities as collateral.

United States Federal Income Tax Limits on Deductibility

Section 162(m) of the Internal Revenue Code generally sets a limit of $1 million on the amount of compensation that we may deduct for federal income tax purposes in any given year with respect to the compensation of each of our named executive officers. We consider the impact of the deduction limit under Section 162(m) when developing and implementing our executive compensation programs. We intend to design our executive compensation arrangements to be consistent with

our best interests and the interests of our shareowners. We believe that it is important to preserve flexibility in administering compensation programs to promote various corporate goals. Accordingly, we have not adopted a policy that all compensation must be deductible under Section 162(m) of the Internal Revenue Code. Amounts paid under our compensation programs may not be deductible as the result of Section 162(m).

Advisory Votes on Executive Compensation

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the subsequent rules and regulations promulgated by the SEC, we are including a non-binding advisory resolution approving the compensation of our named executive officers. The vote on this proposal will be non-binding on the Board and us and will not be construed as overruling a decision by the Board or us. This vote will not create or imply any change to our fiduciary duties or create or imply any additional fiduciary duties for the Board or us. However, the LDCC values the opinions that our shareowners express in their votes and will consider the outcome of the vote when making future decisions on executive compensation, as it deems appropriate.

At the 2020 Annual Meeting of Shareowners, 90.3 percent of the votes cast on the proposal were voted for the non-binding advisory resolution approving the compensation of our named executive officers. In light of that result, the Board of Directors

implemented similar objectives, program and rationale for the compensation of our named executive officers in fiscal year 2020, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the accompanying narrative as set forth in this Proxy Statement.

In addition, at the 2018 Annual Meeting of Shareowners, a large majority of our shareowners approved, on a non-binding basis, the holding of the non-binding vote on the compensation of our named executive officers on an annual basis ("say-on-pay frequency"). The next say-on-pay frequency advisory vote will be held at our 2024 Annual Meeting. As previously disclosed, the Board and management determined to implement an annual advisory vote on the compensation of our named executive officers. As a result, we are including the non-binding advisory resolution approving the compensation of our named executive officers again in this Proxy Statement. See Item 2 on page 72 of this Proxy Statement.

Report of the Leadership Development and Compensation Committee

The LDCC has reviewed and discussed the Compensation Discussion and Analysis section of this Proxy Statement with management and, based on such review and discussion, the LDCC recommends to the Board that it be included in this Proxy Statement.

Sharon C. Taylor (Chair)
Donald L. Correll
M. William Howard, Jr.

Jane M. Kenny
David A. Trice

Dated: November 9, 2020

The "Report of the Leadership Development and Compensation Committee" will not be deemed incorporated by reference by any general statement incorporating this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed filed under such Acts.

Compensation Risk Assessment

As part of its oversight of our executive compensation program, the LDCC considers the impact of our executive compensation program, and the incentives created by the compensation awards that it administers, on our risk profile. In addition, we review all our compensation policies and procedures, including the incentives they create and factors that may reduce the likelihood of excessive risk-taking, to determine whether they present a significant risk to us. At the LDCC's direction, FW Cook provided the LDCC with a risk assessment of our executive compensation policies and practices. Based on its independent assessment, FW Cook concluded that our compensation policies and practices for executives do not create risks that are reasonably likely to have a material adverse effect on us.

The LDCC reviewed the findings of its own assessment, together with the FW Cook assessment, and concluded that our compensation programs are designed with the appropriate balance of risk and reward in relation to our overall business strategy and that the balance of compensation elements discourages excessive risk-taking. The LDCC, therefore, determined that the risks arising from our compensation policies and practices for employees are not reasonably likely to have a material adverse effect on us. The LDCC will continue to consider compensation risk implications while deliberating on the design of our executive compensation programs. In its discussions, the LDCC considered the attributes of our programs, including:

- Appropriate pay philosophy, peer group and market positioning in light of NJR's business model;
- Cash compensation is not overly weighted toward short-term incentives and there is an appropriate balance of cash and equity opportunity in the overall program to align management and shareowner interests;

- Short- and long-term incentives focused on profitability, with consideration of other critical stakeholder issues;
- Performance goals are set to levels that encourage strong performance and that can support the resulting compensation expense, but are based upon operating levels that can be attained without taking inappropriate risks or deviating from approved strategies. In light of the overall balance of the program, the performance goals discourage pursuit of excessively risky business strategies;
- Long-term incentives have multi-year vesting and/or performance periods (three years) to ensure a long-term focus and appropriate balance against short-term goals. The relative TSR metric for the TSR performance share units does not require highest-of peers performance for maximum payout. Realized value from long-term incentives is linked to absolute and relative stock price performance;
- Short- and long-term incentive payouts are generally capped at 150 percent of target;
- Incentive pool for NJRES plan participants is uncapped; however, the following risk mitigators are in place: (I) incentive pool funding and allocation of awards are subject to LDCC discretion, (II) practice has been to pay at least 50 percent of incentive in Deferred Retention Stock awards for executive officers and other key employees, and (III) awards are subject to a clawback provision;
- Independent LDCC oversight, with LDCC discretion to reduce incentives based on subjective evaluation of individual performance; and
- Substantial share ownership guidelines, anti-hedging/pledging policies, and a comprehensive clawback policy.

Executive Compensation

Summary Compensation Table

The following table provides information relating to total compensation for the fiscal years ended September 30, 2020, 2019 and 2018, as applicable. The individuals named below include our Chief Executive Officer for fiscal year 2020, and our other named executive officers (as defined on page 31).

Name and Principal Position	Year	Salary[1] ($)	Stock Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
Stephen D. Westhoven President and Current Chief Executive Officer	2020	755,776	1,488,418	887,250	974,980	64,253	4,170,677
	2019	501,924	1,109,030	428,625	695,871	45,702	2,781,152
	2018	419,044	602,801	432,863	115,447	42,777	1,612,932
Patrick J. Migliaccio Senior Vice President and Chief Financial Officer	2020	397,623	496,152	283,920	193,992	30,414	1,402,101
	2019	374,869	648,991	257,827	189,459	26,105	1,497,251
	2018	332,278	407,744	307,695	39,524	25,312	1,112,553
Nancy A. Washington Senior Vice President and General Counsel	2020	373,916	367,185	184,313	—	35,675	961,089
	2019	351,375	574,173	204,311	—	36,748	1,166,607
	2018	319,230	270,994	236,438	—	25,208	851,870
Amanda E. Mullan Senior Vice President and Chief Human Resources Officer	2020	330,368	337,368	186,947	—	26,851	881,534
	2019	319,471	565,695	183,104	—	35,141	1,103,411
	2018	308,971	406,268	226,296	—	23,836	965,371
Amy Cradic Senior Vice President and Chief Operating Officer of Non-Utility Businesses, Strategy and External Affairs	2020	297,131	297,693	227,136	—	19,463	841,423

(1) Salary amounts include cash compensation earned by each named executive officer during fiscal years 2020, 2019 and 2018, as applicable, as well as any amounts earned in fiscal years 2020, 2019 and 2018, as the case may be, but contributed under our 401(k) Plan.

(2) The amounts included are the grant date fair value of the stock awards granted in fiscal years 2020, 2019 and 2018, determined under share-based compensation accounting guidance in accordance with FASB ASC Topic 718. There were no options granted to the named executive officers in fiscal years 2020, 2019 and 2018. These amounts reflect the aggregate grant date fair value for these awards. For the FY 2020 TSR Performance Share Unit awards and the FY 2020 NFE Performance Share Unit awards granted in fiscal year 2020 to the named executive officers pursuant to the 2017 Plan that are subject to performance conditions, the values in the Summary Compensation Table above reflect the probable outcome of such performance conditions. The grant date fair values of the FY 2020 NFE Performance Share Unit awards, assuming the highest level of performance conditions for each of the named executive officers, are: Mr. Westhoven: $562,489; Mr. Migliaccio: $187,496; Ms. Washington: $138,764; Ms. Mullan: $127,495; and Ms. Cradic: $112,510. With respect to the FY 2020 TSR Performance Share Units, the maximum amount that could be earned based upon the grant date fair value for each of the named executive officers is Mr. Westhoven: $545,160; Mr. Migliaccio: $181,738; Ms. Washington: $134,484, Ms. Mullan: $123,567; and Ms. Cradic: $109,010. The amounts in this column include the grant date fair value of Deferred Retention Stock Units the named executive officers received in fiscal year 2019, in addition to their fiscal year 2018 annual incentive awards as follows: Mr. Westhoven: $300,019; Mr. Migliaccio: $199,981; Ms. Washington: $199,981; and Ms. Mullan: $199,981. The amounts in this column include the grant date fair value of PBRS to Mr. Westhoven in the amount of $749,985. Assumptions used in the calculation of the foregoing award amounts are included in Note 10, Note 10 and Note 9 to the consolidated financial statements included in our Annual Reports on Form 10-K for the fiscal years ended September 30, 2020, 2019, and 2018, respectively, and incorporated by reference into this Proxy Statement. Information on individual equity awards granted to the named executive officers in fiscal year 2020 is set forth in the section entitled "Grants of Plan-Based Awards" on page 60 of this Proxy Statement. Information on the vesting of restricted stock and deferred retention stock units in fiscal year 2020 is set forth in the section entitled "Stock Vested" on page 65 of this Proxy Statement.

(3) The amounts represent cash awards to the named executive officers under our performance-based annual incentive plans for fiscal years 2020, 2019 and 2018, which is discussed in the section entitled "Annual Short-Term Incentive Awards" beginning on page 39 of this Proxy Statement. While the amounts for all of the named executive officers were earned for fiscal years 2020, 2019 and 2018 performance, as the case may be, they were not paid to the named executive officers until November 2020, November 2019 and November 2018, respectively.

(4) The amounts shown in this column for Messrs. Westhoven and Migliaccio represent the change in the actuarial present value of the accumulated benefits under all of our pension plans for the named executive officers. For those named executive officers, the change in the pension value was calculated using the same actuarial assumptions, with the exception of turnover, retirement, disability and pre-retirement mortality as used to compute the accumulated benefit obligations as of September 30, 2020, 2019, and 2018, as stated in our Annual Report on Form 10-K for the years ended September 30, 2020, 2019, and 2018, respectively. These assumptions included an interest rate of 4.35 percent as of September 30, 2018, 3.35 percent as of September 30, 2019, and 2.92 percent as of September 30, 2020. The present value of the benefits has been calculated assuming the named executive officers stay in employment until age 60, which is the earliest age an executive could collect a benefit without reduction for early retirement. The change in the actuarial present value of the accumulated pension benefits under our pension plan for the fiscal year ended September 30, 2020, reflects (i) the value of benefits accrued this fiscal year plus (ii) the increase in value of previously accrued benefits due to time plus (iii) the change in value for benefits accrued in all prior years of employment due to change in interest rate. For the named executive officer group as a whole, there was a 33 percent increase attributable to the increase in benefits to be paid and a 13 percent increase due to the change in interest rate from 3.35 percent to 2.92 percent. The largest contribution to the change in fiscal year 2019 was the change in interest rate, and the largest contribution to the change in fiscal year 2018 was the value of benefits accrued during that year. The interest rate used to determine the present value is set each year in accordance with GAAP to match the yield of AA bonds with similar duration at the end of the fiscal year and is reviewed by our independent actuaries and accountants.

(5) The table below reflects the types and dollar amounts of perquisites, additional compensation, and other personal benefits provided to the named executive officers during fiscal year 2020. For purposes of computing the dollar amounts of the items listed below, we used the actual out-of-pocket costs to us of providing the perquisite or other personal benefit to the named executive officer. The named executive officers paid any taxes associated with these benefits without reimbursement from us. Each perquisite and personal benefit included in the table below is described in more detail in the narratives immediately following the table.

All Other Compensation Table

Name	Car Allowance ($)[a]	Company-Paid Insurance Premiums ($)[b]	401(k) Plan/ SEP Matching Contribution ($)[c]	Charitable Matching Contribution ($)[d]	Total ($)
Stephen D. Westhoven	7,000	6,659	34,594	16,000	64,253
Patrick J. Migliaccio	7,000	1,959	18,755	2,700	30,414
Nancy A. Washington	7,000	4,127	17,548	7,000	35,675
Amanda E. Mullan	7,000	3,839	15,512	500	26,851
Amy Cradic	7,000	2,964	9,199	300	19,463

(a) We provide a car allowance to certain executive officers, including our named executive officers. The purpose of the car allowance is to make our compensation program competitive with other companies' programs and because cars are predominantly used for business purposes.

(b) The amounts listed represent aggregate premiums we paid in fiscal year 2020 for our group life insurance policy, for a Directors and Officers Travel Insurance Policy, and an insurance policy that is used to support our obligations under the SERP agreements with each of the named executive officers.

(c) Each named executive officer is eligible to participate in our 401(k) Plan, which offers them an opportunity to defer income and receive matching contributions from us subject to certain limits. The amounts set forth in the table above represent Company contributions under our 401(k) Plan and our SEP for fiscal year 2020. Information about the 401(k) Plan and SEP is set forth in the section entitled "Pension Benefits" beginning on page 66 of this Proxy Statement.

(d) Each named executive officer is eligible to participate in our matching gifts programs through which we match employees' contributions to certain charities and qualified educational institutions.

Grants of Plan-Based Awards

The following table presents information regarding grants of plan-based awards to the named executive officers during the fiscal year ended September 30, 2020.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	Grant Date Fair Value of Stock Awards[4] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Stephen D. Westhoven									
Performance-Based Restricted Stock Units	11/12/2019							18,468	749,985
TSR Performance Share Units	11/12/2019				4,015	10,037	15,056		363,440
NFE Performance Share Units	11/12/2019				4,617	9,234	13,851		374,993
Annual Incentive Award	11/12/2019	0	750,000	1,125,000					
Patrick J. Migliaccio									
Restricted Stock Units	11/12/2019							6,156	249,995
TSR Performance Share Units	11/12/2019				1,338	3,346	5,019		121,159
NFE Performance Share Units	11/12/2019				1,539	3,078	4,617		124,998
Annual Incentive Award	11/12/2019	0	240,000	360,000					
Nancy A. Washington									
Restricted Stock Units	11/12/2019							4,556	185,019
TSR Performance Share Units	11/12/2019				990	2,476	3,714		89,656
NFE Performance Share Units	11/12/2019				1,139	2,278	3,417		92,510
Annual Incentive Award	11/12/2019	0	187,500	281,250					
Amanda E. Mullan									
Restricted Stock Units	11/12/2019							4,186	169,993
TSR Performance Share Units	11/12/2019				910	2,275	3,413		82,378
NFE Performance Share Units	11/12/2019				1,047	2,093	3,140		84,997
Annual Incentive Award	11/12/2019	0	165,002	247,503					
Amy Cradic									
Restricted Stock Units	11/12/2019							3,694	150,013
TSR Performance Share Units	11/12/2019				803	2,007	3,011		72,673
NFE Performance Share Units	11/12/2019				924	1,847	2,771		75,007
Annual Incentive Award	11/12/2019	0	192,000	288,000					

(1) Represents the potential fiscal year 2020 threshold, target and maximum annual incentive award amounts for each of the named executive officers as set by the LDCC. The actual amount of the annual short-term incentive award earned by each named executive officer for fiscal year 2020 is reported in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table on page 58 of this Proxy Statement. For additional information with respect to the fiscal year 2020 annual short-term incentive awards, please see "Compensation Discussion and Analysis" beginning on page 31 of this Proxy Statement.

(2) The values under this column represent the number of FY 2020 TSR Performance Share Units and FY 2020 NFE Performance Share Units granted to the named executive officers pursuant to the 2017 Plan and shows potential threshold, target or maximum payout amounts at the end of the 36-month performance period on September 30, 2022. The calculation of actual payout amounts is described in more detail under "FY 2020 TSR Performance Share Unit Awards" and "FY 2020 NFE Performance Share Unit Awards" on page 48 and page 49 of this Proxy Statement, respectively.

(3) In the case of Mr. Westhoven the amount includes the number of shares of PBRS granted on November 12, 2019, with performance criteria based upon NFEPS in the fiscal year ended September 30, 2020, as described in more detail under "Fiscal Year 2020 Performance-Based Restricted Stock Unit Awards" on page 50. The values for the other named executive officers represent Time-Vested Restricted Stock Unit Awards granted during fiscal year 2020, as described in more detail under "FY 2020 Time-Vested Restricted Stock Units" on page 51 of this Proxy Statement.

(4) Amounts represent the grant date fair value of each equity award calculated in accordance with FASB ASC Topic 718. For a full description of the assumptions used by us in computing these amounts, see Note 10 to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended September 30, 2020, and incorporated by reference into this Proxy Statement. The actual value a named executive officer may receive depends on market prices. There can be no assurance that the amounts reflected in the "Grant Date Fair Value of Stock and Option Awards" column will be realized.

2017 Stock Award and Incentive Plan

Shareowners approved the 2017 Plan at the Annual Meeting held in January 2017. The 2017 Plan authorizes a broad range of awards that the LDCC may grant at its discretion, including:

- Restricted stock, a grant of actual shares subject to a risk of forfeiture and restrictions on transfer
- Performance shares or other stock-based performance awards (these include deferred retention stock or restricted stock awards that may be earned by achieving specific performance objectives)
- Deferred Retention Stock, a contractual commitment to deliver shares at a future date, which may or may not be subject to a risk of forfeiture (shares of forfeitable deferred stock are sometimes called "restricted stock units")
- Cash-based performance awards tied to achievement of specific performance objectives
- Other awards based on Common Stock
- Dividend equivalents
- Stock options (incentive stock options and non-qualified stock options)

- Stock appreciation rights
- Shares issuable in lieu of rights to cash compensation

Executive officers and all other employees of the Company and our subsidiaries, non-management directors serving on the Board, and others who provide substantial services to the Company and our subsidiaries and affiliates are eligible for awards under the 2017 Plan. The LDCC administers the 2017 Plan. The selection of participants and the nature and size of the awards granted to participants is subject to the LDCC's discretion. As of September 30, 2020, approximately 508,205 shares of Common Stock were subject to outstanding awards under our equity compensation plans and 2,681,345 shares of Common Stock were available for future awards under our equity compensation plans.

Consistent with the requirements of the NYSE, the 2017 Plan includes a restriction providing that we will not, without shareowner approval, amend or replace options or stock appreciation rights ("SARs") previously granted under the 2017 Plan in a transaction that constitutes a "repricing."

Outstanding Equity Awards at Fiscal Year End

There are currently no options, SARs or similar instruments outstanding. The following table presents information concerning the number and value of nonvested stock (including restricted stock units or other similar instruments) and incentive plan awards for the named executive officers outstanding as of the end of the fiscal year ended September 30, 2020:

	Stock Awards			
Name	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units that Have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Stephen D. Westhoven				
November 14, 2017 FY 2018 TSR	—	—	3,554[3]	96,029[1]
November 14, 2017 FY 2018 NFE	—	—	3,306[4]	89,328[1]
November 13, 2018 FY 2019 DEF	6,253[5]	168,956[2]	—	—
November 13, 2018 FY 2019 PBRS	—	—	2,779[6]	75,089[2]
November 13, 2018 FY 2019 TSR	—	—	4,482[7]	121,104[1]
November 13, 2018 FY 2019 NFE	—	—	4,168[8]	112,619[1]
November 12, 2019 FY 2020 PBRS	—	—	12,312[9]	332,670[2]
November 12, 2019 FY 2020 TSR	—	—	10,037[10]	271,200[1]
November 12, 2019 FY 2020 NFE	—	—	9,234[11]	249,503[1]
Patrick J. Migliaccio				
November 14, 2017 FY 2018 RSU	1,491[12]	40,278[2]	—	—
November 14, 2017 FY 2018 TSR	—	—	2,404[3]	64,956[1]
November 14, 2017 FY 2018 NFE	—	—	2,236[4]	60,417[1]
November 13, 2018 FY 2019 DEF	4,168[5]	112,619[2]	—	—
November 13, 2018 FY 2019 RSU	3,085[13]	83,348[2]	—	—
November 13, 2018 FY 2019 TSR	—	—	2,488[7]	67,226[1]
November 13, 2018 FY 2019 NFE	—	—	2,313[8]	62,497[1]
November 12, 2019 FY 2020 RSU	6,156[14]	166,335[2]	—	—
November 12, 2019 FY 2020 TSR	—	—	3,346[10]	90,409[1]
November 12, 2019 FY 2020 NFE	—	—	3,078[11]	83,168[1]

	Stock Awards			
Name	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units that Have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Nancy A. Washington				
November 14, 2017 FY 2018 RSU	991[12]	26,768[2]	—	—
November 14, 2017 FY 2018 TSR	—	—	1,598[3]	43,178[1]
November 14, 2017 FY 2018 NFE	—	—	1,486[4]	40,152[1]
November 13, 2018 FY 2019 DEF	4,168[5]	112,619[2]	—	—
November 13, 2018 FY 2019 RSU	2,571[13]	69,459[2]	—	—
November 13, 2018 FY 2019 TSR	—	—	2,073[7]	56,012[1]
November 13, 2018 FY 2019 NFE	—	—	1,928[8]	52,095[1]
November 12, 2019 FY 2020 RSU	4,556[14]	123,103[2]		
November 12, 2019 FY 2020 TSR	—	—	2,476[10]	57,526[1]
November 12, 2019 FY 2020 NFE	—	—	1,980[11]	53,500[1]
Amanda E. Mullan				
November 14, 2017 FY 2018 RSU	1,485[12]	40,134[2]	—	—
November 14, 2017 FY 2018 TSR	—	—	2,395[3]	64,713[1]
November 14, 2017 FY 2018 NFE	—	—	2,228[4]	60,201[1]
November 13, 2018 FY 2019 DEF	4,168[5]	112,619[2]	—	—
November 13, 2018 FY 2019 RSU	2,513[13]	67,892[2]	—	—
November 13, 2018 FY 2019 TSR	—	—	2,026[7]	54,743[1]
November 13, 2018 FY 2019 NFE	—	—	1,884[8]	50,906[1]
November 12, 2019 FY 2020 RSU	4,186[14]	113,106[2]	—	—
November 12, 2019 FY 2020 TSR	—	—	2,275[10]	61,471[1]
November 12, 2019 FY 2020 NFE	—	—	2,093[11]	56,553[1]

	Stock Awards			
Name	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units that Have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Amy Cradic				
November 13, 2018 FY 2019 DEF	2,605[5]	70,387[2]	—	—
November 13, 2018 FY 2019 RSU	1,563[13]	42,232[2]	—	—
November 13, 2018 FY 2019 TSR	—	—	1,261[7]	34,072[1]
November 13, 2018 FY 2019 NFE	—	—	1,172[8]	31,667[1]
November 12, 2019 FY 2020 RSU	3,694[14]	99,812[2]	—	—
November 12, 2019 FY 2020 TSR	—	—	2,007[10]	54,229[1]
November 12, 2019 FY 2020 NFE	—	—	1,847[11]	49,906[1]

(1) Calculated based upon Common Stock closing price of $27.02 per share as of September 30, 2020. The actual value realized for the FY 2018 TSR Performance Share Units and the FY 2018 NFE Performance Share Units, the FY 2019 TSR Performance Share Units and the FY 2019 TSR Performance Share Units, and the FY 2020 TSR Performance Share Units and the FY 2020 NFE Performance Share Units will be calculated based upon our Common Stock closing price on the date the LDCC certifies that the targets have been met in November of each vesting year, and the actual number of performance shares granted, subject to certain conditions

(2) Calculated based upon Common Stock closing price of $27.02 per share as of September 30, 2020. The actual value realized for shares of performance-based restricted stock units, restricted stock units and deferred stock units will be calculated based upon our Common Stock closing price on each of the respective vesting dates.

(3) Represents the target number of FY 2018 TSR Performance Share Units issued by us to the named executive officers on November 14, 2017, which vested based upon performance through September 30, 2020, upon certification of performance by the LDCC. Each FY 2018 TSR Performance Share vested one-for-one into a share of Common Stock.

(4) Represents the target number of FY 2018 NFE Performance Shares issued by us to the named executive officers on November 14, 2017, which vested based upon performance through September 30, 2020, upon certification of performance by the LDCC. Each FY 2018 NFE Performance Share vested one-for-one into a share of Common Stock.

(5) Represents deferred stock units granted by us to the named executive officers on November 13, 2018. Each deferred stock unit vests one-for-one into a share of Common Stock and accrues dividends that are converted into shares of Common Stock based on the closing price on the vesting date. These awards will vest on October 15, 2021.

(6) Represents the FY 2019 PBRS units issued by us to Mr. Westhoven on November 13, 2018, which vest in three equal annual installments on September 30, 2019, September 30, 2020 and September 30, 2021. The first and second tranches of the FY 2019 PBRS units vested upon certification by the LDCC that the performance goal was met on November 12, 2019. Each performance-based restricted stock unit vests one-for-one into a share of Common Stock.

(7) Represents the target number of FY 2019 TSR Performance Share Units issued by us to the named executive officers on November 13, 2018, which may vest on September 30, 2021, upon certification of performance by the LDCC. Each FY 2019 TSR Performance Share Unit vests one-for-one into a share of Common Stock.

(8) Represents the target number of FY 2019 NFE Performance Share Units issued by us to the named executive officers on November 13, 2018, which may vest on September 30, 2021, upon certification of performance by the LDCC. Each FY 2019 NFE Performance Share Unit will vest one-for-one into a share of Common Stock.

(9) Represents the FY 2020 PBRS units issued by us to Mr. Westhoven on November 12, 2019, which may vest one-for-one into a share of our Common Stock in up to three equal installments on September 30, 2020, September 30, 2021, and September 30, 2022, if the performance goal is achieved. The first tranche of the FY 2020 PBRS units vested upon certification by the LDCC that the performance goal was met on November 9, 2020.

(10) Represents the target number of FY 2020 TSR Performance Share Units issued by us to the named executive officers on November 12, 2019, which may vest on September 30, 2022, upon certification of performance by the LDCC. Each FY 2020 TSR Performance Share Unit vests one-for-one into a share of Common Stock. For more information regarding the vesting of the FY 2020 TSR Performance Share Units, please see "FY 2020 TSR Performance Share Unit Awards" on page 48 of this Proxy Statement.

(11) Represents the target number of FY 2020 NFE Performance Share Units issued by us to the named executive officers on November 12, 2019, which may vest on September 30, 2022, upon certification of performance by the LDCC. Each FY 2020 NFE Performance Share Unit will vest one-for-one into a share of Common Stock. For more information regarding the vesting of the FY 2020 NFE Performance Share Units, please see "FY 2020 NFE Performance Share Unit Awards" on page 49 of this Proxy Statement.

(12) Represents restricted stock units granted by us to the named executive officer on November 14, 2017, which shares vested in three equal annual installments beginning on the first anniversary of the grant on October 15, 2018.

(13) Represents restricted stock units granted by us to the named executive officer on November 13, 2018, which shares may vest in three equal annual installments on October 15, 2019, October 15, 2020 and October 15, 2021, based on continued employment. Each restricted stock unit vests one-for-one into a share of Common Stock.

(14) Represents restricted stock units granted by us to the named executive officer on November 12, 2019, which may vest in three equal annual installments on October 15, 2020, October 15, 2021 and October 15, 2022, based on continued employment. Each restricted stock unit vests one-for-one into a share of Common Stock.

Stock Vested

The following table presents information concerning the vesting of stock (including restricted stock, restricted stock units, performance shares and similar instruments) for the named executive officers during the fiscal year ended September 30, 2020.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting[1] (#)**	**Value Realized on Vesting[2] ($)**
Stephen D. Westhoven	20,422	781,144
Patrick J. Migliaccio	12,031	498,768
Nancy A. Washington	2,359	101,980
Amanda E. Mullan	11,733	485,886
Amy Cradic	803	34,714

(1) Represents the total number of vested restricted stock units granted in November 15, 2016, November 14, 2017, and November 13, 2018; FY 2018 PBRS granted on November 14, 2017; FY 2019 PBRS granted on November 13, 2018; deferred stock units granted on November 15, 2016; FY 2017 TSR Performance Shares granted on November 15, 2016; and FY 2017 NFE Performance Shares granted on November 15, 2016, as applicable.

(2) Value for the restricted stock units and deferred stock retention units was calculated based upon our Common Stock closing price of $43.23 on October 15, 2019, which was the vesting date for those units. Value for the FY 2018 PBRS and FY 2019 PBRS, was calculated based upon our Common Stock closing price of $27.02 on September 30, 2020, which was the vesting date for those shares. Value for the FY 2017 TSR Performance Shares granted on November 15, 2016, and FY 2017 NFE Performance Shares granted on November 15, 2016, were calculated based upon our Common Stock closing price of $40.61 on November 12, 2019, which was the vesting date for those shares.

Pension Benefits

We provide defined contribution and/or defined benefit retirement benefits to substantially all employees who meet vesting and other requirements. Our qualified defined benefit plan for non-represented employees is the Non-Represented Plan. Our qualified defined benefit plan for represented employees is the New Jersey Natural Gas Company Plan for Retirement Allowances for Represented Employees ("Represented Plan"). Our qualified defined contribution plan is our 401(k) Plan. All represented employees of NJRHS hired on or after October 1, 2000, all represented employees of NJNG hired on or after January 1, 2012, and all of our non-represented employees hired on or after October 1, 2009, are covered by an enhanced defined contribution plan feature of our 401(k) Plan instead of the Represented Plan or Non-Represented Plan. Two of our named executive officers participate in the Non-Represented Plan and each of our named executive officers participates in the 401(k) Plan. Mses. Washington, Mullan and Cradic are not eligible to participate in the defined benefit plans but receive an enhanced contribution from the Company in the 401(k) Plan. The retirement benefit under the Non-Represented Plan is based on years of service and highest 60-month average compensation.

In addition to the Non-Represented Plan, the Represented Plan and the 401(k) Plan, we sponsor the SEP and the PEP, both of which are non-qualified plans. Each of the named executive officers is or may become eligible for SEP benefits, and two of our named executive officers are eligible for PEP benefits. Benefits will be paid under the PEP and the SEP to the extent that benefits are not payable by the Non-Represented Plan and the 401(k) Plan due to the application of Sections 401(a)(17), 401(k), 401(m) and 415 of the Internal Revenue Code. The PEP and the SEP are unfunded, with benefit payments paid from our corporate assets. We also sponsor health care plans that provide post-employment medical and life insurance benefits to union and non-union employees who meet the eligibility requirements. To be eligible, retirees must meet certain age and service requirements. Depending on the year of retirement, benefits may be subject to annual deductibles, coinsurance requirements and retiree contributions. As of September 30, 2020, none of the named executive officers have completed the age and service requirements to be eligible for post-retirement health coverage.

The following table presents information concerning each of our defined benefit plans that provide for payments or other benefits to the named executive officers at, following or in connection with retirement. For each named executive officer, the present value of accumulated benefit in the table below was calculated using actuarial assumptions, including an interest rate of 2.92 percent as of September 30, 2020. The present value of the benefits was calculated assuming the named executive officers stay in employment until the earliest age at which the executive could collect a benefit without reduction for early retirement. The assumed age of payment is 60 for Messrs. Migliaccio and Westhoven. Mses. Mullan, Washington, and Cradic are not eligible to participate in the defined benefit plans.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Stephen D. Westhoven	Non-Represented Plan	30	1,658,394	—
	PEP	30	1,430,307	—
	SEP	30	50,973	20,882
Patrick J. Migliaccio	Non-Represented Plan	11	513,482	—
	PEP	11	148,469	—
	SEP	11	10,929	4,925
Nancy A. Washington	Non-Represented Plan	—	—	—
	PEP	—	—	—
	SEP	3	5,870	3,643
Amanda E. Mullan	Non-Represented Plan	—	—	—
	PEP	—	—	—
	SEP	5	5,262	1,818
Amy Cradic	Non-Represented Plan	—	—	—
	PEP	—	—	—
	SEP	—	—	—

Pension benefits are payable at age 65. Benefits may be paid as early as age 55 upon completion of 20 years of service. Benefits collected prior to age 60 and completion of 20 years of service (excluding disability retirements) are subject to early commencement reductions of up to 50 percent, depending on age at the time of commencement.

The number of years of credited service for the named executive officers, assuming their continued employment by us until age 65, is set forth below:

Name	Years of Credited Service at 65	Years of Credited Service as of September 30, 2020
Stephen D. Westhoven	43	30
Patrick J. Migliaccio	30	11

To the extent benefits that would otherwise be payable to an employee under the Non-Represented Plan and the 401(k) Plan exceed the specified limits on such benefits imposed by the Internal Revenue Code, we expect to pay such excess benefits to the employee at the time the employee receives payment under the respective plan. These excess benefit payments would be made from our general funds.

Supplemental Retirement Agreements

We have supplemental retirement agreements ("SERP Agreements") with each of the named executive officers and certain other officers not named in the Summary Compensation Table, payable over a five-year period commencing with retirement at age 65. At projected retirement, the total maximum amount payable to Mr. Westhoven under his SERP Agreement is currently $250,000. Mr. Migliaccio and Mses. Washington, Mullan and Cradic would each be entitled to maximum amounts of $125,000 under their respective SERP Agreements.

Defined Contribution Plan

We offer eligible employees the opportunity to participate in our 401(k) Plan. Generally, effective January 1, 2020 we match 80 percent of participants' contributions up to six percent of base compensation subject to Internal Revenue Code and 401(k) Plan limits. The matching contribution was 70 percent of the first six percent of compensation contributed by represented employees of NJRHS until December 31, 2019. As of January 1, 2020, the matching contribution was increased to 80 percent of the first six percent of compensation contributed by represented employees of NJRHS.

Additionally, for employees who are not eligible to participate in the defined benefit plans (including our named executive officers other than Messrs. Westhoven and Migliaccio), NJR contributes between 3.5 percent and 4.5 percent of base compensation, depending upon years of service, into the 401(k) Plan on their behalf.

Non-Qualified Deferred Compensation

The NJR Officers' Deferred Compensation Plan provides for the deferral of compensation of the named executive officers on a basis that is not tax qualified. We do not make matching contributions under this plan. Although all of the named executive officers are eligible to participate in the plan, none of the named executive officers have any amounts in such plan.

For additional information with respect to our non-qualified deferred compensation arrangements, please see "Compensation Discussion & Analysis — Deferred Compensation" on page 54 of this Proxy Statement.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings In Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Stephen D. Westhoven	—	—	—	—	—
Patrick J. Migliaccio	—	—	—	—	—
Nancy A. Washington	—	—	—	—	—
Amanda E. Mullan	—	—	—	—	—
Amy Cradic	—	—	—	—	—

Potential Payments Upon Termination or Change of Control

We believe our senior management and key employees are responsible for our success, and therefore it is important to provide reasonable protection to them in the event of a potential loss of employment following a change of control. It is our belief that the interests of shareowners will be best served if the interests of our senior management are aligned with them, and providing change of control benefits should offset any

reluctance by senior management to pursue potential change of control transactions that may be in the best interests of shareowners. We also believe our arrangement facilitates the recruitment of talented executives by providing protections in the event we are acquired. We believe that relative to the overall value of any potential transaction, these potential change of control benefits are reasonable.

2017 Plan

Under the 2017 Plan, in the event of a "change of control" (as defined in the 2017 Plan), the Board may, among other things, accelerate the entitlement to outstanding benefits awarded thereunder. The 2017 Plan and all of the agreements for equity awards issued thereunder have a "double-trigger" vesting requirement for change of control vesting, which requires a qualified termination following a change of control before acceleration of vesting. Pursuant to the 2017 Plan, a "change of control" will be deemed to have occurred if:

- Beneficial ownership of 50 percent or more of our outstanding securities entitled to vote in elections of directors is acquired within a 12-month period, by any person, entity or group

- There is a change in any 12-month period in such number of directors as constitutes a majority of the Board, unless the election, or the nomination for election by our shareowners, of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of the year

- There is a completed merger, consolidation, share exchange, division, sale or other disposition of all or substantially all of our assets, or a complete liquidation as a result of which the shareowners immediately prior to such event do not hold, directly or indirectly, a majority of the Voting Power (as defined in the 2017 Plan) of the acquiring or surviving corporation

Supplemental Retirement Agreements

Pursuant to the SERP Agreements we have with each of the named executive officers, in the event of a change of control, the right to the amounts payable to each of them becomes immediately vested, and such amounts are immediately payable in the event of a subsequent termination of employment for any reason. A change of control is defined in the SERP Agreements as a reportable change of control under the proxy rules of the SEC, including the acquisition within a

12-month period of a 50-percent beneficial voting interest in us, or a change in any 12-month period in such number of directors as constitutes a majority of the Board, unless the election, or the nomination for election by our shareowners, of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of the year.

Employment Continuation Agreements

Our Employment Continuation Agreements provide each named executive officer certain rights in the event that his or her employment with us is terminated within two years following the occurrence of a change of control. A summary of the terms of these agreements is provided under "Severance Policies — Amended and Restated Employment Continuation Agreements" beginning on page 53 of this Proxy Statement.

The following tables summarize the value of the termination payments and benefits that our named executive officers would receive if their employment terminated on September 30, 2020, and the price per share of our Common Stock was $27.02, the closing market price on September 30, 2020, the last trading day of fiscal year 2020. The values in the tables are estimates of the amounts that would be paid to the named executive officers upon such termination. The actual amounts to be paid

out can only be determined at the time of a named executive officer's separation from the Company.

The tables exclude amounts accrued through September 30, 2020, which would be paid in the normal course of continued employment, such as accrued but unpaid salary and earned annual incentive award for the fiscal year ended September 30, 2020. The table also excludes vested account balances under the 401(k) Plan, which are generally available to all of our salaried employees. In addition, the tables below reflect the hypothetical occurrence of both a change of control and a concurrent termination of a named executive officer in accordance with such named executive officer's Employment Continuation Agreement, assuming this event took place on September 30, 2020.

Name/Benefit Type	Retirement ($) (a)	Death ($) (b)	Disability ($) (c)	Termination Other than Retirement, Death or Disability ($) (d)	Termination for Cause ($) (e)	Involuntary Termination Following a Change of Control ($) (f)
Stephen D. Westhoven						
Cash Severance[1]	—	—	—	—	—	3,319,163
Acceleration of Equity Awards[2]	—	778,389	427,908[3]	—	—	778,389
Retirement Benefits[4]	—	309,246	217,300	216,226	216,226	317,788
Medical and Insurance Benefits[5]	—	1,278,291	552,594	—	—	103,884
Other Benefits[6]	—	73,919	1,125,000	73,919	73,919	98,919
Patrick J. Migliaccio						
Cash Severance[1]	—	—	—	—	—	1,297,591
Acceleration of Equity Awards[2]	—	487,738	319,339[3]	—	—	487,738
Retirement Benefits[4]	—	137,977	45,401	45,093	45,093	140,093
Medical and Insurance Benefits[5]	—	1,086,355	463,821	—	—	68,428
Other Benefits[6]	—	46,924	600,000	46,924	46,924	71,924
Nancy A. Washington						
Cash Severance[1]	—	—	—	—	—	1,127,262
Acceleration of Equity Awards[2]	—	391,470	268,149[3]	—	—	391,470
Retirement Benefits[4]	—	130,870	5,870	2,935	2,935	127,935
Medical and Insurance Benefits[5]	—	1,007,087	382,087	—	—	25,943
Other Benefits[6]	—	41,286	562,500	41,286	41,286	68,286
Amanda E. Mullan						
Cash Severance[1]	—	—	—	—	—	1,057,365
Acceleration of Equity Awards[2]	—	416,852	274,945[3]	—	—	416,852
Retirement Benefits[4]	—	130,262	5,626	5,626	5,626	130,626
Medical and Insurance Benefits[5]	—	910,000	330,000	—	—	—
Other Benefits[6]	—	22,847	495,006	22,847	22,847	47,847
Amy Cradic						
Cash Severance[1]	—	—	—	—	—	969,036
Acceleration of Equity Awards[2]	—	115,068	59,244[3]	—	—	115,068
Retirement Benefits[4]	—	125,000	—	—	—	125,000
Medical and Insurance Benefits[5]	—	890,000	320,000	—	—	—
Other Benefits[6]	—	34,924	480,000	34,924	34,924	59,924

(1) **Cash Severance:** *Amount represents cash payment due to the named executive officer pursuant to the change of control double trigger (change of control and involuntary termination) in the executive's Employment Continuation Agreement. None of the named executive officers would incur a Section 280G excise tax in relation to an involuntary termination following a change of control.*

(2) **Acceleration of Equity Awards:** *Acceleration of Equity Awards includes Deferred Retention Stock Units, Restricted Stock Units, performance share units and Performance-Based Restricted Stock Units. Performance share units and Performance-Based Restricted Stock Units vest subject to certain conditions and are paid in the form of shares of Common Stock on a one-for-one basis.*

Deferred Retention Stock Units and Restricted Stock Units: Amounts for restricted stock units and deferred stock units represent the value of Common Stock as of September 30, 2020.

Performance share units: Amounts for performance share units represent the value of Common Stock as of September 30, 2020. The amounts in columns (b), (c) and (f) reflect either (1) for the FY 2018 TSR Performance Shares and FY 2018 NFE Performance Shares, the actual payout based upon actual performance, which was certified by the LDCC on November 9, 2020; or (ii) for the FY 2019 TSR Performance Share Units and the FY 2019 NFE Performance Share Units and the FY 2020 TSR Performance Share Units and the FY 2020 NFE Performance Share Units, an estimated pro-rata payout based upon the number of days of the performance cycle the executive was still employed by us, based, as the case may be, either upon actual performance, or upon payout at the "target" amount. As such, the amounts in columns (b), (c) and (f) do not necessarily reflect the actual payout that would be determined at the end of the performance cycles for the FY 2019 TSR Performance Share Units and the FY 2019 NFE Performance Share Units as of September 30, 2021, and for the FY 2020 TSR Performance Share Units and the FY 2020 NFE Performance Share Units as of September 30, 2022.

Performance-Based Restricted Stock Units: The amounts in columns (b), (c) and (f) for Performance-Based Restricted Stock Units represent the value of the Common Stock on September 30, 2020. The amounts in columns (a), (b), (c) and (f) for the Performance-Based Restricted Stock Units reflect an estimated pro-rata payout of the "target" amount based upon the number of days of the vesting period the executive was still employed by us. The amounts in column (a), (b), (c) and (f) for the Performance-Based Restricted Stock Units do not reflect the actual payout that would be determined on the applicable vesting dates.

(3) **Acceleration of Equity Awards in the case of Disability:** *Long-term equity incentive awards would vest on a pro-rata basis with performance conditioned on the Company's satisfaction of applicable performance goals. The satisfaction of such goals would be measured at the end of the performance period, and any payment would be made at that time. Due to the future performance measurement, the value of the unvested performance-based awards is not currently calculable.*

(4) **Retirement Benefits:** *Retirement Benefits include Pension Plan, PEP, SEP and SERP benefits.*

Pension Plan: For all columns except columns (b) and (c), amounts include a monthly payment to the executive commencing at age 60, the earliest age at which unreduced benefits are available, assuming the triggering event occurred as of September 30, 2020, payable for the life of the executive, assuming with respect to columns (d), (e), and (f) the executive elects the 50 percent joint and survivor annuity option, which is the default option under the Pension Plan. For column (b), the amount includes a monthly payment to the executive's survivor at September 30, 2020, payable for the life of the survivor. For column (c), the monthly payment is assumed to commence immediately and assumes the executive elects the straight life annuity option. Note for column (f) that Pension and SERP benefits are not enhanced on a change of control. The only benefits payable in such event are those regularly provided by the plans. A portion of the PEP benefit is subject to Section 409A of the Internal Revenue Code.

SEP: The amounts would be payable within 30 days following the end of the calendar quarter in which the triggering event occurs. These payments are subject to Section 409A of the Internal Revenue Code.

SERP: The figures in columns (a), (b) and (f) include the amount payable to the NEO or the NEO's beneficiary, as applicable, in 60 monthly installments beginning on the first day of the calendar month commencing with the month following the date of termination or death. For columns (c), (d) and (e), the amounts include the cumulative termination benefit under the SERP Agreement as of September 30, 2020, payable in 60 equal monthly installments beginning at the later of the NEO attaining the age of 65 or the date of the NEO's separation of service (as defined in the SERP Agreement). These amounts are subject to Section 409A of the Internal Revenue Code. Note for column (f) that Pension and SERP benefits are not enhanced on a change in control. The only benefits payable in such event are those regularly provided by the plans.

(5) **Medical and Insurance Benefits:**

Life Insurance and Accidental Death & Dismemberment Insurance: The amounts included in columns (b) and (c) are payable to the beneficiary only if the death or dismemberment is deemed to be accidental. The amount listed in column (c) assumes the maximum payout in the case of dismemberment.

Travel & Accident Insurance: A certain amount included in column (b) is payable to the beneficiary only if the death occurs during travel or is deemed accidental.

Medical: The amount listed in column (b) consists of six months of COBRA coverage for Ms. Washington, and the average annual premium expected to be paid over the lifetime of the surviving spouse for Messrs. Westhoven and Migliaccio. The amount listed in column (c) consists of six months of COBRA coverage for Ms. Washington, and the average annual premium expected to be paid over the lifetimes of the named executive officer and the named executive officer's spouse for Messrs. Westhoven and Migliaccio. Mses. Mullan and Cradic have waived enrollment in the medical plan. Expected future premiums are determined based on the same assumptions used to develop postretirement health liabilities as of September 30, 2020. The amount listed in column (f) consists of the present value of premiums to be paid by us for three years for Mr. Westhoven and for two years each for Mr. Migliaccio and Ms. Washington.

(6) **Other Benefits:**

Salary Continuation Benefit: The amount listed in column (c) includes the total maximum benefit payable to the NEO in the event of a disability and represents the aggregate payment of the NEO's base salary, as of September 30, 2020, for 18 months.

Vacation: Amounts reflected in this row include payment to the NEO for the NEO's unused earned vacation time as of September 30, 2020.

Outplacement Benefit: The amount listed in column (f) includes the maximum outplacement services reimbursement payable by us.

CEO Pay Ratio

In accordance with Item 402(u) of Regulation S-K promulgated by the SEC pursuant to provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are disclosing the ratio of the annual total compensation of our Chief Executive Officer to the annual total compensation of the individual we have identified as our median employee for this purpose. We believe that our pay ratio is a reasonable estimate and has been calculated in a manner consistent with SEC rules based on the methodology described below.

We identified our median employee based on fiscal year 2020 total cash compensation actually paid as of September 30, 2020, to all of our employees, other than our Chief Executive Officer, who were employed on September 30, 2020. We included all employees, whether employed on a full-time, part-time or seasonal basis, and we annualized the compensation of any permanent employee who was employed for less than the full 2020 fiscal year.

After identifying the median employee based on fiscal year 2020 total cash compensation, we calculated annual total compensation for such employee using the same methodology that we use for our named executive officers as set forth in the "Totals" column in the 2020 Summary Compensation Table.

The median of the annual total compensation of all of our employees (other than our Chief Executive Officer), calculated in a manner consistent with Item 402(u) of Regulation S-K, was $139,269. The annual total compensation of our Chief Executive Officer, Mr. Westhoven, during fiscal year 2020 was $4,170,677, as reported in the Summary Compensation Table of this Proxy Statement. We reasonably estimate that the ratio of our Chief Executive Officer's annual total compensation to the annual total compensation of our median employee was 30:1.

Median Employee Total Annual Compensation	CEO (Mr. Westhoven) Total Annual Compensation	CEO to Median Employee Pay Ratio
$139,269	$4,170,677	30:1

SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and various assumptions and, as a result, the pay ratio reported by the Company may not be comparable to the pay ratio reported by other companies and should not be used as a basis for comparison between companies.

2020 Summary Compensation Table Total Compensation Breakdown

The compensation of NJR's CEO during fiscal year 2020, Mr. Westhoven, and our median employee is broken down as follows:

Employee	Year	Salary	Stock Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value	All Other Compensation	Total
Stephen D. Westhoven	2020	$ 755,776	$ 1,488,418	$ 887,250	$ 974,980	$ 64,253	$ 4,170,677
Median Employee	2020	$ 95,243	$ —	$ 1,832	$ 38,134	$ 4,060	$ 139,269

Non-Binding Proposal to Approve the Compensation of our Named Executive Officers

Item 2   On Proxy Card

The compensation of our named executive officers is described in the Compensation Discussion and Analysis, the compensation tables, and the accompanying narrative set forth in this Proxy Statement.

The LDCC designs our named executive officers' compensation program to reward the achievement of our short-term and long-term objectives and to relate the compensation to the value created for our shareowners. We believe our compensation program also reflects competition and best practices in the marketplace. The mix of compensation components is competitive with that of other companies of similar size and operational characteristics, links compensation to individual and corporate performance, and encourages stock ownership by senior management. Based on its review of the total compensation of our named executive officers for fiscal year 2020, the LDCC believes that the total compensation for each of the named executive officers is reasonable and effectively achieves the objectives of aligning compensation with performance measures directly related to our financial goals and creating shareowner value without encouraging our named executive officers to take unnecessary or excessive risks.

The Compensation Discussion and Analysis section of this Proxy Statement, and the accompanying tables and narrative, provide a comprehensive review of our named executive officer compensation objectives, program and rationale. We urge you to read this disclosure before voting on this proposal.

For the reasons stated above, we are requesting your non-binding approval of the following resolution:

"RESOLVED, that the shareowners approve, on a non-binding advisory basis, the compensation of the named executive officers, as disclosed in the Proxy Statement for the 2021 Annual Meeting of Shareowners pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2020 Summary Compensation Table, the other related tables and the accompanying narrative."

This vote is provided as required pursuant to Section 14A of the Exchange Act. Your vote on this proposal will be non-binding on the Board and us and will not be construed as overruling a decision by the Board or us. Your vote will not create or imply any change to our fiduciary duties or create or imply any additional fiduciary duties for the Board or us. However, the Board values the opinions that our shareowners express in their votes and will consider the outcome of the vote when making future executive compensation decisions, as it deems appropriate.

 THE BOARD RECOMMENDS THAT SHAREOWNERS VOTE TO APPROVE THE NON-BINDING ADVISORY PROPOSAL APPROVING THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

Ratification of Appointment of Independent Registered Public Accounting Firm

Item 3   On Proxy Card

The shares represented by the proxies will be voted for approval of the ratification of the appointment of Deloitte & Touche LLP (unless otherwise indicated on the proxy) as our independent registered public accounting firm (the "auditors") to report to the shareowners on our financial statements for the fiscal year ending September 30, 2021. The Audit Committee approved in advance each professional service performed by Deloitte & Touche LLP during fiscal year 2020 and considered the possible effect on the auditors' independence. Information relating to fees paid to Deloitte & Touche LLP over the past two years is set forth below.

The Audit Committee has retained Deloitte & Touche LLP to report to the shareowners on our financial statements for the fiscal year ending September 30, 2021. Although submission of the appointment of an independent registered public accounting firm to shareowners for ratification is not required by law, the Board, consistent with its past policy, considers it appropriate to submit the selection of an independent registered public accounting firm for shareowner approval.

Under the Sarbanes-Oxley Act of 2002 and the rules of the SEC promulgated thereunder, the Audit Committee is solely responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. Representatives of Deloitte & Touche LLP are expected to be present at the Meeting with the opportunity to make a statement if they so desire and to be available to respond to appropriate questions.

The affirmative vote of the holders of a majority of the shares of our Common Stock present, or represented by proxy, and voted at the Meeting is required for the approval of this item. The Board has not determined what action it would take if the shareowners do not approve the selection of Deloitte & Touche LLP, but may reconsider its selection if the shareowners' action so warrants. Even if the selection is ratified, the Audit Committee, exercising its own discretion, may select different auditors at any time during the fiscal year if it determines that such a change would be in our best interests and in the best interests of our shareowners.

Independent Registered Public Accounting Firm Fees

Aggregate fees billed to us for the fiscal years ended September 30, 2020, and 2019, by our principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (collectively, "Deloitte") are shown in the following table:

	Fiscal Year Ended September 30,	
	2020 ($)	2019 ($)
Audit Fees	3,142,000	2,751,870
Audit-related Fees	162,887	—
Total Audit and Audit-related Fees	3,304,887	2,751,870
Tax Fees	107,274	269,408
All Other Fees	174,405	9,531
TOTAL FEES	**3,586,566**	**3,030,809**

Audit Fees

Audit fees include professional services rendered by Deloitte for the audit of our annual financial statements, including its assessment of our internal controls over financial reporting, the reviews of the financial statements included in our quarterly reports on Form 10-Q, and accounting consultations related to business transactions and adoption of new accounting standards. This category also includes fees for audits provided in connection with statutory filings or services that generally only the principal auditor can reasonably provide to a client including comfort letters, consents, and assistance with and review of documents filed with the SEC.

Audit-Related Fees

Audit-related fees consist of amounts for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements that are not reported under "Audit Fees."

Tax Fees

Tax fees include original and amended tax returns, studies supporting tax return amounts as may be required by Internal Revenue Service regulations, claims for refunds, assistance with tax audits and other work directly affecting or supporting the payment of taxes, planning, research, and advice supporting our efforts to maximize the tax efficiency of our operations for fiscal years 2020 and 2019.

All Other Fees

All other fees are fees for products or services other than those in the above three categories. Amounts in this category primarily related to the use of accounting research tools.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a written policy for the provision of audit services and permitted non-audit services by our independent registered public accounting firm. Our Chief Financial Officer has primary responsibility to the Audit Committee for administration and enforcement of this policy and for reporting non-compliance. Under the policy, our Audit Committee receives a presentation of an annual budget and plan for audit services and for any proposed audit-related, tax or other non-audit services to be performed by the independent registered public accounting firm. The presentation must provide sufficient detail to clearly define the services included. Any services included within the budget and plan approved by the Audit Committee require no further Audit Committee approval for that budget year. The Audit Committee must approve all audit and permissible non-audit engagements of the independent registered public accounting firm in advance. The pre-approval requirements do not prohibit the delivery of permissible non-audit services that were not recognized as non-audit services at the time of the engagement if all such services are less than five percent of revenues paid to the independent registered public accounting firm for the fiscal year and if those services are approved by the Audit Committee prior to completion of the audit.

 THE BOARD RECOMMENDS THAT SHAREOWNERS VOTE "**FOR**" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP.

Audit Committee Report

In accordance with the Audit Committee Charter, the Audit Committee assists the Board in fulfilling its responsibility for oversight of the integrity of the accounting, auditing and financial reporting practices of the Company. Each member of the Audit Committee is "independent" as required by the applicable listing standards of the NYSE and the rules of the SEC. During the fiscal year ended September 30, 2020, the Audit Committee met eight times. The Audit Committee reviewed and discussed the interim financial information contained in the Company's Quarterly Reports on Form 10-Q, and discussed press releases announcing earnings with our Chief Financial Officer and the independent registered public accounting firm prior to public release.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the Company's independent registered public accounting firm. The Audit Committee oversees the Company's financial reporting process on behalf of the Board, including the appointment, termination, compensation and oversight of the quality of the work of the Company's independent registered public accounting firm. The Audit Committee reviews the Company's independent registered public accounting firm's independence, the services provided and its fees, the selection of the lead engagement partner, as well as Public Company Accounting Oversight Board and peer review reports of its performance. The Company's management has primary responsibility for the financial statements and reporting process, including the Company's internal control over financial reporting. The independent registered public accounting firm is responsible for performing an integrated audit of the Company's financial statements and internal control over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board.

In discharging its oversight responsibility of the audit process, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm, required by applicable requirements of the Public Company Accounting Oversight Board, regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence. The Audit Committee also discussed with management, the internal auditors and the independent registered public accounting firm the quality and adequacy of the Company's internal controls and the internal audit functions, organization, responsibilities, budget and staffing. The Audit Committee reviewed with both the independent and the internal auditors their audit plans, audit scope and identification of audit risks.

The Audit Committee reviewed and discussed with the independent registered public accounting firm all communications required by the applicable requirements of the Public Company Accounting Oversight Board and the SEC and, with and without management present, discussed and reviewed the results of the independent registered public accounting firm's examination of the financial statements. The Audit Committee reviewed and discussed with the independent registered public accounting firm the critical accounting policies, practices and estimates arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements, and (2) involved the auditor's especially challenging, subjective or complex judgments. The Audit Committee also discussed the results of the internal audit examinations.

The Audit Committee reviewed and discussed the audited financial statements of the Company as of and for the fiscal year ended September 30, 2020, with management and the independent registered public accounting firm. Management has the responsibility for the preparation of the Company's financial statements and the independent registered public accounting firm has the responsibility for the audit of those statements.

Based on the above-mentioned review and discussions with management and the independent registered public accounting firm, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2020, for filing with the SEC. The Audit Committee also reappointed Deloitte and Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2021.

THE AUDIT COMMITTEE
Gregory E. Aliff, Chair
Donald L. Correll
Robert B. Evans
Thomas C. O'Connor
George R. Zoffinger
Dated: November 9, 2020

The "Audit Committee Report" above will not be deemed incorporated by reference by any general statement incorporating this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed filed under such Acts.

Questions and Answers About the Meeting

1. Who is asking for my vote and why am I receiving this document?

The Board asks that you vote on the matters listed in the Notice of Annual Meeting, which are more fully described in this Proxy Statement. We are providing this Proxy Statement and related proxy card to our shareowners in connection with the solicitation by the Board of proxies to be voted at the Meeting. A proxy, if duly executed and not revoked, will be voted and, if it contains any specific instructions, will be voted in accordance with those instructions.

2. Who is entitled to vote?

Only holders of record of outstanding shares of our Common Stock at the close of business on November 30, 2020, which we refer to as the Record Date, are entitled to notice of, and to vote at, the Meeting. At the close of business on the Record Date, there were 96,132,544 outstanding shares of Common Stock. Each share of Common Stock is entitled to one vote.

3. What is a proxy?

A proxy is your legal designation of another person to vote the stock you own. If you designate someone as your proxy or proxy holder in a written document, that document is called a proxy or a proxy card. Ms. Nancy A. Washington and Mr. Richard Reich have been designated as proxies or proxy holders for the Meeting. Proxies properly executed and received by our Corporate Secretary prior to the Meeting, and not revoked, will be voted in accordance with the terms thereof.

4. What is a voting instruction?

A voting instruction is the instruction form you receive from your bank, broker or its nominee if you are a street name shareowner (as defined below in Question 11). The instruction form describes how to direct your bank, broker or its nominee, as record holder, to vote your shares of Common Stock.

5. What am I voting on?

You will be voting on each of the following items of business:

- The election as directors of one nominee to the Board for a term expiring in 2022 and four nominees to the Board for terms expiring in 2024 (collectively, the "proposed director nominees")
- The approval of a non-binding advisory resolution approving the compensation of our named executive officers
- The ratification of the appointment by the Audit Committee of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2021
- Any other business that may properly come before the Meeting or any adjournments or postponements thereof

6. How many votes must be present to hold the Meeting?

A majority of the outstanding shares of Common Stock as of the Record Date must be present in person or represented by proxy at the Meeting. This is referred to as a quorum. Abstentions, withheld votes, and shares of record held by a broker or its nominee ("broker shares") that are voted on any matter are included in determining the existence of a quorum. Broker shares that are not voted on any matter will not be included in determining whether a quorum is present.

7. What vote is needed to elect the proposed director nominees?

The election of each nominee for director requires the affirmative vote of the holders of a plurality of the shares of Common Stock voted in the election of directors. Cumulative voting is not permitted. In addition, the Company's Corporate Governance Guidelines provide that any nominee for director in an uncontested election who receives a greater number of shareowner votes "withheld" from his or her election than votes "for" his or her election must promptly tender his or her resignation to the Board. For more details regarding the director resignation policy, please see "Election of Directors" on page 6.

8. What vote is needed to approve the non-binding advisory resolution regarding the compensation of our named executive officers?

The approval of the non-binding advisory resolution regarding the compensation of our named executive officers requires that the votes cast in favor of the proposal exceed the number of votes cast against the proposal.

9. What vote is needed to ratify the appointment by the Audit Committee of Deloitte & Touche LLP?

The ratification of the appointment by the Audit Committee of Deloitte & Touche LLP requires that the votes cast in favor of the ratification exceed the number of votes cast opposing the ratification.

10. What are the voting recommendations of the Board?

For the reasons set forth in detail in this Proxy Statement, the Board recommends that you vote:

- **FOR** all of the proposed director nominees named in this Proxy Statement
- **FOR** the non-binding advisory resolution regarding approval of the compensation of our named executive officers
- **FOR** the ratification of the appointment by the Audit Committee of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2021

11. How do I vote?

Registered shareowners (shareowners who hold Common Stock in their own name registered with our transfer agent, Broadridge Corporate Issuer Solutions, Inc., or in certificated form, as opposed to through a bank, broker or other nominee) or employees who hold Common Stock through our NJR Employees' Retirement Savings Plan (our "401(k) Plan") may vote by proxy. There are three ways for registered shareowners and employees who own Common Stock through our 401(k) Plan to vote by proxy:

 If you received your proxy materials by mail, complete, properly sign, date and mail the enclosed proxy card or voting instruction

 Connect to the internet at www.proxyvote.com and follow the instructions included on the proxy card or voting instruction

 Call **1-800-690-6903** and follow the instructions included on the proxy card or voting instruction

Registered shareowners and participants in our 401(k) Plan, and any other plans holding shares of Common Stock, are urged to deliver proxies or voting instructions by calling the toll-free telephone number, by using the internet, or by completing and mailing the proxy card or voting instruction. The telephone and internet voting procedures are designed to authenticate shareowners' and plan participants' identities, to allow shareowners and plan participants to give their proxies or voting instructions, and to confirm that such instructions have been properly recorded. Instructions for voting by telephone or over the internet are included on the enclosed proxy card or voting instruction. If they received their proxy materials via mail, registered shareowners and plan participants may send their proxies or voting instructions by completing, signing and dating the enclosed proxy card or voting instruction and returning it as promptly as possible in the enclosed prepaid envelope.

Shareowners who hold Common Stock through banks, brokers or other nominees ("street name shareowners") who wish to vote at the Meeting should receive voting instructions from the institution that holds their shares. Please contact the institution

that holds your shares if you have not received voting instructions. Street name shareowners may also be eligible to vote their shares electronically by following the voting instructions provided by the bank, broker or other nominee that holds the shares, using either the toll-free telephone number or the internet address provided on the voting instruction; or by completing, dating and signing the voting instruction and returning it promptly in the enclosed prepaid envelope.

The deadline for voting via the internet or telephone is 11:59 p.m., Eastern Time, on January 19, 2021, for shares held directly and 11:59 p.m., Eastern Time, on January 14, 2021,

for shares held through our 401(k) Plan or any other plans holding shares of Common Stock.

Voting during the Virtual Meeting.

You may vote via the Internet during the Meeting by visiting: www.virtualshareholdermeeting.com/NJR2021. Only shareowners of record at the close of business on the record date, November 30, 2020, are entitled to participate in and to vote at the Meeting. To participate in the Meeting, you will need the 16-digit control number included on your Notice Regarding Availability of Proxy Materials or on your proxy card or any additional voting instructions that accompanied your proxy materials.

12. How do I attend the Meeting?

In light of the ongoing coronavirus (COVID-19) pandemic, for the health and safety of all of our stakeholders, including our employees and shareowners, and taking into account recent federal, state and local guidance, we have determined that the Meeting will be held only through a remote communication in a virtual meeting format, via the internet, with no physical in-person meeting. You can attend the Meeting live via the internet at www.virtualshareholdermeeting.com/NJR2021. Online check-in will begin at 9:30 a.m., Eastern Time. Please allow ample time for the online check-in process. To participate in the Meeting, you will need the 16-digit control number included on your Notice Regarding Availability of Proxy Materials or on your proxy card or

any additional voting instructions that accompanied your proxy materials. If your shares are held in the name of a bank, brokerage firm or other nominee, you should follow the instructions provided by such nominee in order to participate in the Meeting.

However, if local, state and federal protocols require an in-person meeting, shareowners of our Common Stock as of the Record Date may attend. If we are required to host an in-person Meeting, we will announce the decision to do so in advance and will set forth details on how to participate in a press release available at www.njresources.com.

13. How will my shares be voted if I sign, date and return my proxy card or voting instruction card, but do not provide complete voting instructions with respect to each proposal?

Shareowners should specify their vote for each matter on the enclosed proxy. The proxies solicited by this Proxy Statement vest in the proxy holders' voting rights with respect to the election of directors (unless the shareowner marks the proxy to withhold that authority) and on all other matters to be voted upon at the Meeting.

Unless otherwise directed, the persons named as proxies therein will vote all properly executed, returned and not-revoked proxy cards or voting instruction cards (I) FOR the election of all the proposed director nominees listed thereon; (II) FOR the non-binding advisory resolution regarding approval of the compensation of our named executive officers; and (III) FOR the proposal to ratify the appointment by the Audit Committee of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2021, with the following two exceptions:

- Shares of Common Stock held in our 401(k) Plan for which no direction is provided on a properly executed, returned and not-revoked voting instruction card will be voted proportionately in the same manner as those shares held in our 401(k) Plan for which timely and valid voting instructions are received with respect to such proposals

- Shares of Common Stock held in our 401(k) Plan for which timely and valid voting instructions are not received will be considered to have been designated to be voted by the trustee in accordance with the recommendation of the Company's management

As to any other business that may properly come before the Meeting, the persons named in the enclosed proxy card or voting instruction will vote the shares of Common Stock represented by the proxy as the Board may recommend, or otherwise at the proxy holders' discretion. The Board does not presently know of any other such business.

14. How will my shares be voted if I do not return my proxy card or my voting instruction?

It will depend on how your ownership of shares of Common Stock is registered. If your shares of Common Stock are registered in your name with our transfer agent, your unvoted shares will not be represented at the Meeting and will not count toward the quorum requirement, as explained under "6. How many votes must be present to hold the Meeting?" on page 76, unless you attend the Meeting to vote them in person.

If you are a street name shareowner, which means that your shares are registered in the name of your bank, broker or its nominee, your shares may be voted even if you do not provide your bank, broker or other nominee with voting instructions. Under the rules of the NYSE, your bank, broker, or other nominee may vote your shares in its discretion on "routine" matters. However, NYSE rules do not permit your bank, broker or other nominee to vote your shares on proposals that are not considered routine. When a proposal is not a routine matter and your bank, broker or other nominee has not received your voting instructions with respect to such proposal, your bank, broker or other nominee cannot vote your shares on that proposal. It is called a "broker non-vote" when a bank, broker or other nominee does not cast a vote for a routine or a non-routine matter.

Please note in the absence of your specific instructions as to how to vote, your bank, broker or other nominee may not vote your shares with respect to (I) the election of all the proposed director nominees, or (II) the non-binding advisory resolution regarding the approval of the compensation of our named executive officers. Under NYSE rules, these matters are not considered routine matters. Based on NYSE rules, we believe that the ratification of the appointment by the Audit Committee of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2021, is a routine matter for which brokerage firms may vote on behalf of their clients if no voting instructions are provided. Therefore, if you are a shareowner whose shares of Common Stock are held in street name with a bank, broker or other nominee and you do not return your voting instruction card, your bank, broker or other nominee may vote your shares FOR the ratification of the appointment by the Audit Committee of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2021. Please return your proxy card so your vote can be counted.

15. How are abstentions and broker non-votes counted?

Only votes cast "for" or "against" are included in determining the votes cast with respect to any matter presented for consideration at the Meeting. As described above, when brokers do not have discretion to vote or do not exercise such discretion, the inability or failure to vote is referred to as a "broker non-vote." Proxies marked as abstaining, and any proxies returned by brokers as "non-votes" on behalf of shares held in street name because beneficial owners' discretion has been withheld as to one or more matters to be acted upon at the Meeting, will be treated as present for purposes of determining whether a quorum is present at the Meeting.

Broker non-votes and withheld votes will not be included in the vote total for the proposal to elect the nominees for director and will not affect the outcome of the vote for the proposal. In addition, under New Jersey corporation law, abstentions are not counted as votes cast on a proposal. Therefore, abstentions and broker non-votes will not count either in favor of or against (I) the non-binding advisory resolution regarding the compensation of our named executive officers, or (II) the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2021.

16. What if I change my mind after I vote?

Whether you vote by telephone, internet or by mail, you may change or revoke your proxy at any time before it is exercised by (I) submitting a properly signed proxy with a later date, (II) voting by telephone or the internet at a later time, or (III) voting via the Internet during the Meeting by participating virtually. See the enclosed proxy card for instructions. Attendance at the Meeting will not by itself revoke a previously granted proxy.

If you are a shareowner whose stock is held in street name with a bank, broker or other nominee, you must follow the instructions found on the voting instruction card provided by the bank, broker or other nominee, or contact your bank, broker or other nominee to change or revoke your previously given proxy.

17. Who pays the cost of proxy solicitation?

NJR will pay all expenses of soliciting proxies, including clerical work, printing and postage. Our officers and other employees may personally solicit proxies or solicit proxies by mail, telephone, facsimile or internet, but we will not provide compensation for such solicitations. In addition, we have agreed to pay Laurel Hill Proxy Advisory Group, LLC a fee of approximately $6,500 plus reasonable expenses for proxy solicitation services. We will also reimburse banks, brokers and other persons holding shares in their names, or in the names of nominees, for expenses incurred sending material to beneficial owners and obtaining proxies from beneficial owners.

18. Could other matters be decided in the Meeting?

The Board does not know of any other business that may be brought before the Meeting. However, if any other matters should properly come before the Meeting or at any adjournment or postponement thereof, it is the intention of the persons named in the accompanying proxy to vote on such matters as they, in their discretion, may determine.

19. How do I ask a question at the Meeting?

Shareowners as of the record date may submit questions either before or during the Meeting. To submit a question at any time before 11:59 p.m. Eastern Time, on January 19, 2021, log into www.proxyvote.com, enter your 16-digit control number included in the Notice Regarding Availability of Proxy Materials and follow the instructions to submit a question. Once past the login screen, click on "Question for Management," type in your question, and click "Submit."

Alternatively, we will hold a live question and answer session during the Meeting and shareowners may submit questions live during the Meeting by logging into the Meeting at www.virtualshareholdermeeting.com/NJ2021, typing your question into the "Ask a Question" field, and clicking "Submit." We kindly ask that you identify yourself when asking a question.

We intend to answer properly submitted questions that are pertinent to the Company and the Meeting matters, as time permits. However, we reserve the right to exclude questions that are irrelevant to the business of the Company, not pertinent to meeting matters, derogatory or in bad taste, or relate to pending or threatened litigation, personal grievances, or are otherwise inappropriate. Questions that are substantially similar may be grouped and answered once to avoid repetition.

20. How do I make a shareowner proposal for the 2022 Annual Meeting of Shareowners?

We must receive proposals from shareowners intended to be presented at the 2022 Annual Meeting of Shareowners, on or before August 12, 2021, to be considered for inclusion in our Proxy Statement and on our proxy/voting instruction card for that meeting pursuant to Rule 14a-8 under the Exchange Act ("Rule 14a-8") and for consideration at that meeting. Shareowners submitting such proposals must meet the ownership and holding requirements set forth in Rule 14a-8.

Our By-Laws, as amended and restated, also set forth the procedures a shareowner must follow to nominate directors or to bring other business to be considered at shareowner meetings, even if such matters will not be included in our Proxy Statements. For a shareowner to nominate a candidate for director at the 2022 Annual Meeting of Shareowners, we must receive notice of the nomination no later than October 22, 2021. The notice must describe various matters regarding the nominee, including name, address, occupation and shares held. See "Director Nominations and Evaluation Processes" on page 12 for more information regarding the director nomination process. Additionally, under our By-Laws, as amended and restated, for a shareowner to bring other matters before the 2022 Annual Meeting of Shareowners, we must receive notice no later than October 22, 2021. The notice must include a description of the proposed business, the reasons therefore, and other matters specified in our By-Laws, as amended and restated. In each case, the notice must be timely given to our Corporate Secretary, whose address is Office of the Corporate Secretary, 1415 Wyckoff Road, Wall, New Jersey 07719. A copy of the By-Laws, as amended and restated, is available free of charge on our website at *investor.njresources.com* under the caption "Corporate Governance."

Certain Matters Relating to Proxy Materials and Annual Reports

Electronic Access to Proxy Materials and Annual Reports

Our Proxy Statement and Annual Report are available on our website at investor.njresources.com. Paper copies of these documents may be requested by contacting our Corporate Secretary in writing at Office of the Corporate Secretary, New Jersey Resources Corporation, 1415 Wyckoff Road, Wall, New Jersey 07719.

"Householding" of Proxy Materials and Annual Reports for Record Owners

The SEC rules permit us, with your permission, to deliver a single proxy statement and annual report to any household at which two or more shareowners of record reside at the same address. Each shareowner will continue to receive a separate proxy card. This procedure, known as "householding," reduces the volume of duplicate information you receive and reduces our expenses. Shareowners of record voting by mail can choose this option by marking the appropriate box on the proxy card included with this Proxy Statement. Shareowners of record voting via telephone or over the internet can choose this option by following the instructions provided by telephone or over the internet, as applicable. Once given, a shareowner's consent to householding will remain in effect until he or she revokes it by notifying our Corporate Secretary. If you revoke your consent, we will begin sending you individual copies of future mailings of these documents within 30 days after we receive your revocation notice. Shareowners of record who elect to participate in householding may also request a separate copy of future proxy statements and annual reports by contacting our Corporate Secretary in writing at Office of the Corporate Secretary, New Jersey Resources Corporation, 1415 Wyckoff Road, Wall, New Jersey 07719 or by telephone at (732) 938-7890.

Separate Copies for Beneficial Owners

Institutions that hold shares in street name for two or more beneficial owners with the same address are permitted to deliver a single proxy statement and annual report to that address. Any such beneficial owner can request a separate copy of this Proxy Statement or the Annual Report on Form 10-K by contacting our Corporate Secretary. Beneficial owners with the same address who receive more than one Proxy Statement and Annual Report on Form 10-K may request delivery of a single Proxy Statement and Annual Report on Form 10-K by contacting our Corporate Secretary in writing at Office of the Corporate Secretary, New Jersey Resources Corporation, 1415 Wyckoff Road, Wall, New Jersey 07719.

Incorporation by Reference

Notes 10 and 11 to our Consolidated Financial Statements beginning on page 115, and the reconciliation of our non-GAAP financial measures in Part II, Item 7 on page 37, each as set forth in our Annual Report on Form 10-K for the fiscal year ended September 30, 2020; Notes 10 and 11 to our Consolidated Financial Statements beginning on page 109, and the reconciliation of our non-GAAP financial measures in Part II, Item 7 beginning on page 34, each as set forth in our Annual Report on Form 10-K for the fiscal year ended September 30, 2019; and Notes 9 and 10 to our Consolidated Financial Statements beginning on page 109, and the reconciliation of our non-GAAP financial measures in Part II, Item 7 beginning on page 34, each as set forth in our Annual Report on Form 10-K for the fiscal year ended September 30, 2018, are hereby incorporated by reference into this Proxy Statement.

Other Matters

The Board is not aware of any matters to be presented for action at the Meeting other than as set forth in this Proxy Statement. However, if other matters properly come before the Meeting, or any adjournment or postponement thereof, the person or persons voting the proxies will vote them in accordance with their best judgment.

By Order of the Board of Directors



RICHARD REICH
Corporate Secretary and Assistant General Counsel
Dated: December 11, 2020

This page intentionally left blank

This page intentionally left blank



www.njresources.com

1415 Wyckoff Road
Post Office Box 1468
Wall, NJ 07719
732-938-1480